UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the date of June 28 2010

Lloyds Banking Group plc

25 Gresham Street, London EC2V 7HN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-167844) OF LLOYDS BANKING GROUP PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following information into its Registration Statement on Form F-3 (File No. 333-167844).

2

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lloyds Banking Group plc (Registrant)

Date: 28 June 2010

	By:	/s/ Tim J. W. Tookey
Tim J. W. Tookey
Group Finance Director
Lloyds Banking Group plc

3

HBOS plc F3 Accounts 2008

Independent auditors’ report to the members of HBOS plc

The Board of Directors
HBOS plc

We have audited the accompanying consolidated balance sheets of HBOS plc and its subsidiary companies (the Group) as of December 31, 2008 and 2007, and the related consolidated income statements, statements recognised income and expense and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in the Accounting Policies section of the consolidated financial statements, the Group has changed its method of accounting for certain financial assets in the year ended 31 December 2008 following the adoption of ‘Reclassification of Financial Assets (Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures).

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh

26 February 2009

Consolidated Income Statements
For the years ended 31 December

			2008		2007	2006
	Notes		£m		£m	£m
Interest income			37,411		35,012	29,742
Interest expense			(29,240)		(27,708)	(22,342)
Net interest income	1		8,171		7,304	7,400
Fees and commission income			2,305		2,378	2,175
Fees and commission expense			(1,178)		(1,118)	(1,012)
Net earned premiums on insurance contracts	5		5,344		5,616	5,648
Net trading (expense)/income	2		(2,878)		178	292
Change in value of in-force long term assurance business			(300)		16	282
Net investment (expense)/income related to insurance and investment business			(9,524)		4,613	6,445
Other operating income			1,672		2,304	1,484
Net operating income	3		3,612		21,291	22,714
Change in investment contract liabilities	6		12,816		(2,538)	(2,910)
Net claims incurred on insurance contracts	5		(3,703)		(2,952)	(2,328)
Net change in insurance contract liabilities			(3,863)		(2,244)	(3,894)
Change in unallocated surplus	32		942		50	(569)
Administrative expenses	7		(5,114)		(4,979)	(4,623)
Depreciation and amortisation:
Intangible assets other than goodwill	23		(209)		(193)	(161)
Property and equipment	24		(221)		(224)	(219)
Operating lease assets	26		(1,178)		(985)	(812)
			(1,608)		(1,402)	(1,192)
Goodwill impairment	23		(158)		(5)	(55)
Operating expenses			(688)		(14,070)	(15,571)
Impairment losses on loans and advances	12	(a)	(9,857)		(2,012)	(1,742)
Impairment losses on investment securities	12	(b)	(2,193)		(60)	(71)
Operating (loss)/profit			(9,126)		5,149	5,330
Share of (loss)/profit of jointly controlled entities	21		(669)		234	112
Share of (loss)/profit of associates	21		(287)			14
(Loss)/profit on sale of businesses	4		(743)		91	250
(Loss)/profit before taxation	11		(10,825)		5,474	5,706
Tax on (loss)/profit	13		3,409		(1,365)	(1,772)
(Loss)/profit after taxation			(7,416)		4,109	3,934
Profit of subsidiary acquired with a view to resale					4	5
(Loss)/profit for the year			(7,416)		4,113	3,939

Attributable to:
Parent company shareholders			(7,499)		4,045	3,879
Minority interests			83		68	60
			(7,416)		4,113	3,939

Earnings per ordinary share	14				reclassified	reclassified
- Basic			(167.8	)p	103.4p	98.0p
- Diluted			(167.8	)p	102.8p	97.0p

The notes to the accounts on pages F-7 to F-115 form an integral part of these financial statements.

Consolidated Balance Sheets
As at 31 December

		2008	2007
	Notes	£m	£m
Assets
Cash and balances at central banks	53	2,502	2,945
Items in course of collection		445	945
Financial assets held for trading	16	22,571	54,681
Derivative assets	17	51,810	14,141
Loans and advances to banks		17,645	7,683
Loans and advances to customers	18	435,223	430,007
Investment securities	20	133,372	127,659
Interests in jointly controlled entities	21	938	1,351
Interests in associates	21	223	373
Goodwill and other intangible assets	23	2,375	2,790
Property and equipment	24	1,433	1,494
Investment properties	25	3,045	4,731
Operating lease assets	26	3,967	4,643
Deferred costs	27	1,181	1,101
Retirement benefit asset	33	629
Value of in-force long term assurance business	28	2,992	3,184
Other assets	29	4,851	7,468
Current tax assets		983
Deferred tax assets	34	2,556	70
Prepayments and accrued income		1,176	1,751
Total Assets		689,917	667,017

Liabilities
Deposits by banks		97,150	41,513
Customer accounts		222,251	243,221
Financial liabilities held for trading	16	18,851	22,705
Derivative liabilities	17	38,905	12,311
Notes in circulation		957	881
Insurance contract liabilities	30	30,712	26,864
Investment contract liabilities	31	39,482	52,828
Unallocated surplus	32	551	1,493
Retirement benefit liabilities	33	152	347
Current tax liabilities		58	370
Deferred tax liabilities	34	227	2,600
Other liabilities	35	5,109	5,072
Accruals and deferred income		3,099	3,630
Provisions	36	347	175
Debt securities in issue	37	188,448	206,520
Other borrowed funds	38	30,119	24,253
Total Liabilities		676,418	644,783

The notes to the accounts on pages F-7 to F-115 form an integral part of these financial statements.

Consolidated Balance Sheets
As at 31 December 2008

		2008	2007
	Notes	£m	£m
Shareholders’ Equity
Issued share capital	39	1,550	1,131
Share premium	41	6,709	2,997
Other reserves	41	(5,616)	154
Retained earnings	41	9,556	17,567
Shareholders’ Equity (excluding minority interests)		12,199	21,849
Minority interests	41	1,300	385
Total Shareholders’ Equity	41	13,499	22,234
Total Liabilities and Shareholders’ Equity		689,917	667,017

The notes to the accounts on pages F-7 to F-115 form an integral part of these financial statements.

Consolidated Statements of Recognised Income and Expense
For the years ended 31 December

	2008	2007	2006
	£m	£m	£m
Net actuarial gain from defined benefit plans (net of tax)	568	312	163
Foreign exchange translation	187	2	(23)
Available for sale investments:
Net change in fair value (net of tax)	(5,897)	(333)	190
Net gains transferred to the income statement (net of tax)	(17)	(201)	(171)
Impairment recognised in income statement (net of tax)	915	17
Cash flow hedges:
Effective portion of changes in fair value taken to equity (net of tax)	(2,802)	(216)	209
Net losses/(gains) transferred to the income statement (net of tax)	1,844	(292)	86
Revaluation of existing net assets upon acquisition of jointly controlled entity			(15)
Net (expense)/income recognised directly in equity	(5,202)	(711)	439
(Loss)/profit for the year	(7,416)	4,113	3,939
Total recognised income and expense	(12,618)	3,402	4,378
Attributable to:
Parent company shareholders	(12,701)	3,334	4,318
Minority interests	83	68	60
	(12,618)	3,402	4,378

Consolidated Cash Flow Statements
For the years ended 31 December

		2008	2007	2006
	Notes	£m	£m	£m
(Loss)/profit before taxation		(10,825)	5,474	5,706
Adjustments for:
Impairment losses on loans and advances		9,857	2,012	1,742
Impairment losses on investment securities		2,193	60
Impairment losses on property under construction		10
Depreciation and amortisation		1,608	1,402	1,192
Goodwill impairment		158	5	55
Interest on other borrowed funds		1,579	1,229	1,157
Pension charge for defined benefit schemes		171	146	164
Cash contribution to defined benefit schemes		(225)	(295)	(860)
Exchange differences1		1,311	(769)	3,157
Movement in derivatives held for trading		1,193	(1,487)	4,081
Other non-cash items		4,276	45	(902)
Net change in operating assets		(14,265)	(78,714)	(59,966)
Net change in operating liabilities		7,468	68,470	44,743
Net cash flows from operating activities before tax		4,509	(2,422)	269
Income taxes paid		(797)	(895)	(991)
Cash flows from operating activities		3,712	(3,317)	(722)
Cash flows from investing activities		863	(289)	(1,643)
Cash flows from financing activities		1,343	298	(2,106)
Net increase/(decrease) in cash and cash equivalents		5,918	(3,308)	(4,471)
Opening cash and cash equivalents		6,185	9,493	13,964
Closing cash and cash equivalents	53	12,103	6,185	9,493

1	Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

The notes to the accounts on pages F-7 to F-115 form an integral part of these financial statements.

Consolidated Cash Flow Statements
For the years ended 31 December

Investing Activities
	2008	2007	2006
	£m	£m	£m
Sale of other intangible assets	409	31	27
Purchase of other intangible assets	(306)	(249)	(194)
Sale of property and equipment	185	182	60
Purchase of property and equipment	(410)	(307)	(280)
Purchase of investment properties	(129)
Sale of investment properties	398	58	2
Investment in subsidiaries		(41)	(1,241)
Disposal of subsidiaries	1,110	115	87
Investment in jointly controlled entities and associates	(489)	(396)	(202)
Disposal of jointly controlled entities and associates	75	176	29
Dividends received from jointly controlled entities	12	132	57
Dividends received from associates	8	10	12
Cash flows from investing activities	863	(289)	(1,643)

Financing Activities
	2008	2007	2006
	£m	£m	£m
Issue of ordinary shares	4,131	146	548
Issue of equity preference shares to minority shareholders	750
Share capital buyback		(500)	(982)
Purchase of own shares	(189)	(212)	(99)
Disposal of own shares	101	35	52
Issue of other borrowed funds	2,285	4,742	1,571
Repayments of other borrowed funds	(3,021)	(928)	(777)
Interest on other borrowed funds relating to the servicing of finance	(1,505)	(1,199)	(1,153)
Minority interest acquired	242		287
Minority interest disposed			(30)
Repayment of capital to minority interests	(110)
Equity dividends paid	(1,286)	(1,747)	(1,501)
Dividends paid to minority shareholders in subsidiaries	(55)	(39)	(22)
Cash flows from financing activities	1,343	298	(2,106)

The notes to the accounts on pages F-7 to F-115 form an integral part of these financial statements.

Notes to the Financial Statements

Accounting Policies
Financial Statements
The financial statements of HBOS plc comprise the Consolidated Income Statement and the Consolidated Balance Sheets, Cash Flow Statements and Statements of Recognised Income and Expense together with the related Notes to the Financial Statements. These disclosures are required under IAS 1 ‘Presentation of Financial Statements’ relating to the management of capital and IFRS 7 ‘Financial Instruments: Disclosures’ relating to the nature of risks and their management. These disclosures form an integral part of the financial statements and are prefaced as such on the respective pages.

Statement of Compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

Basis of Preparation
a) Principles Underlying Going Concern Assumption
During 2008, global financial markets experienced difficult conditions which have been characterised by a marked reduction in liquidity. As a consequence of this, governments and central banks carried out a series of actions to address the lack of liquidity within their respective banking systems. In the UK these actions have included the introduction by the Bank of England of liquidity support, through schemes (collectively “Bank of England facilities”) such as the extended Long–Term Repo open market operations and the Special Liquidity Scheme (SLS) whereby banks and building societies can exchange eligible securities for UK treasury bills; and the creation of a credit guarantee scheme by HM Treasury, providing a government guarantee for certain short and medium term senior debt securities issued by eligible banks. During 2008 the Group has made use of these measures in order to maintain and improve a stable funding position. The Group’s management of liquidity and funding risks is described in Note 57 Risk Management.

In the context of this continued turbulence and uncertainty in the financial markets, combined with a deteriorating global economic outlook, the Group has also taken steps to strengthen its capital position in order to provide a buffer against further shocks arising from the financial systems and to ensure that it remains competitive. On 15 January 2009, in conjunction with the takeover of the Group by Lloyds TSB Group plc (Note 58), the Group raised £11,345m (net after costs) in preference and ordinary share capital (Note 39).

On 16 January 2009, following completion of the acquisition of the Group by Lloyds Banking Group plc, the Group became a wholly owned subsidiary and became dependent upon the ultimate parent and its banking subsidiaries for its capital, liquidity and funding needs.

There is a risk despite the substantial measures taken so far by governments, that further deterioration in the markets could occur. In addition the economic conditions in the UK are deteriorating more quickly than previously anticipated placing further strain on the Lloyds Banking Group’s capital resources. The key dependencies on successfully funding the Lloyds Banking Group’s balance sheet include the continued functioning of the money and capital markets at their current levels; the continued access of the Lloyds Banking Group to central bank and Government sponsored liquidity facilities including access to HM Treasury’s credit guarantee scheme and access to the Bank of England’s various facilities; limited further deterioration in the Lloyds Banking Group’s credit ratings; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or Government support schemes.

Based upon projections prepared by Lloyds Banking Group plc management which take into account the completion of the acquisition on 16 January 2009 of the Group (Note 59) and together with the Lloyds Banking Group’s current ability to fund in the market and assumption that announced Government sponsored schemes will continue to be available, the Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. The Group has received confirmation that it is the current intention of Lloyds Banking Group plc to ensure that the Group’s subsidiaries should have at all times for the foreseeable future access to adequate resources to continue to trade and meet their liabilities as they fall due. Accordingly, the financial statements of the Group have been prepared on a going concern basis.

b) Basis of Measurement
The financial statements have been prepared under the historical cost basis, except that the following assets and liabilities are stated at their fair values: derivatives, financial instruments held for trading, financial instruments designated at fair value through the income statement, financial instruments classified as available for sale and investment properties. In addition insurance contracts, investment contracts with discretionary participation features and value of in-force long term assurance business included in the insurance and investment business are prepared on the basis set out in the applicable accounting policy.

IFRS Applied in 2008
The following IFRS amendments have been applied in 2008:

Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’
In view of the ongoing market dislocation and the deterioration of the world’s financial markets, the Group transferred certain asset backed securities (ABS) and floating rate notes (FRNs) from the ‘held for trading’ classification to the ‘available for sale’ classification with effect from 1 July 2008 at their fair values at that date. Subsequently, in light of increasing illiquidity in the markets for ABS, the Group changed the classification of ABS from ‘available for sale’ to ‘loans and receivables’ with effect from 1 November 2008. There have been no other reclassifications in the year. Thereafter the recognition and measurement principles of IAS 39 are followed. Disclosure of these reclassifications is given in Note 45.

The following IFRIC interpretations have been applied in 2008:

IFRIC 11 IFRS2 ‘Group and Treasury Share Transactions’
IFRIC 11 provides guidance on accounting in the separate financial statements of subsidiaries for transactions where a parent grants rights to its equity instruments directly to the employees of subsidiaries and where the subsidiary grants to its employees rights to the equity instruments of the parent. The application of this interpretation has not affected the consolidated financial statements as costs are recharged to the subsidiaries on the basis prescribed in the interpretation.

IFRIC 14 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’
This interpretation has been applied in full within these financial statements. However, due to the financial rules of the Group’s defined benefit schemes, its application has not impacted upon the Group’s recognition or measurement of pension assets and liabilities under IAS 19 ‘Employee Benefits’, nor is it expected to at future reporting dates.

Notes to the Financial Statements
continued

The accounting policies below have been consistently applied to all periods presented in these financial statements. Certain comparative amounts have been reclassified to conform to the current year’s presentation.

Basis of Consolidation
The consolidated financial statements include the results of the Company and its subsidiary undertakings, (and, where appropriate, special purpose vehicles), together with the Group’s interests in associates and jointly controlled entities.

The financial statements of entities controlled by the Group are consolidated in the Group financial statements commencing on the date control is obtained until the date control ceases. Control is defined as being where the Group has power, directly or indirectly, to govern the financial and operating policies of such entities so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. When assessing whether or not a special purpose entity (SPE) that has been sponsored by the Group should be consolidated or not, the Group considers the indicators of control that are included in the Standing Interpretations Committee (SIC) Interpretation 12 ‘Consolidation – Special Purpose Entities’ and if these are met the SPE is included in the consolidation.

Open Ended Investment Companies (OEICs) where the Group, through the Group’s life funds, has a controlling interest are consolidated. The unit holders’ interest is reported in investment contract liabilities.

All intra-group balances, transactions, income and expenses are eliminated on consolidation.

Recognition and Derecognition of Financial Assets and Liabilities
The Group recognises loans and advances to customers and banks, deposits by banks, customer accounts, debt securities in issue, other borrowed funds and other financial assets and liabilities upon origination.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire or it transfers the right to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in the transferred financial asset that is created or retained by the Group is recognised as a separate asset.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expired.

Derivatives
Derivatives are measured at fair value and initially recognised on the date the contract is entered into. Where the fair value of a derivative is positive, it is carried as a derivative asset and where negative, as a derivative liability. The gain or loss from changes in fair value is taken to net trading income, except for interest from derivatives used for economic hedging purposes that do not qualify for hedge accounting treatment which is taken to net interest income, insurance and investment related derivatives which are taken to net investment income related to insurance and investment business or when cash flow hedge accounting is employed.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of the same. At inception of the hedge relationship formal documentation is drawn up specifying the hedging strategy, the component transactions and the methodology that will be used to measure effectiveness.

Monitoring of hedge effectiveness is undertaken continually. A hedge is regarded as effective if the change in fair value or cash flows of the hedge instrument and the hedged item are negatively correlated within a range of 80% to 125%, either for the period since effectiveness was last tested or cumulatively since inception.

The Group uses three hedge accounting methods:

Firstly, fair value hedge accounting offsets the change in the fair value of the hedging instrument against the change in the fair value of the hedged item in respect of the risk being hedged. The hedged item is adjusted for the fair value of the risk being hedged irrespective of its financial instrument classification. These changes in fair value are recognised in the income statement through net trading income. Adjustments made to the carrying amount of the hedged item for fair value hedges will be amortised on an effective interest rate basis over the remaining expected life in line with the presentation of the underlying hedged item. If the hedge is highly effective the net impact on the income statement is minimised.

Secondly, cash flow hedge accounting matches the cash flows of hedged items against the corresponding cash flow of the hedging derivative. The effective part of any gain or loss on a hedging instrument is recognised directly in equity in the cash flow hedge reserve and the hedged item is accounted for in accordance with the policy for that financial instrument. Any ineffective portion of the hedging instrument’s fair value is recognised immediately in the income statement through net trading income. The amount deferred in reserves remains until the designated transaction occurs at which time it is released and accounted for in the income statement in line with the treatment of the hedged item. Where the hedge relationship subsequently proves ineffective, or where the hedged item is settled early or is terminated, the associated gains and losses that were recognised directly in reserves are reclassified to the income statement through net trading income. Where the hedging instrument expires or is terminated before the forecast transaction occurs, the associated gains and losses recognised in reserves remain deferred until the forecast transaction occurs.

Thirdly, hedging of net investments in foreign operations is discussed within the foreign currencies accounting policy.

A derivative may be embedded in another financial instrument, known as the host contract. Where the economic characteristics and risks of an embedded derivative are not closely related to those of the host contract, the embedded derivative is separated from the host and held separately on the balance sheet at fair value, except for those instruments that have been designated at fair value through the income statement, where the derivative is not separated from the host instrument. Changes in fair value are taken to the income statement through net trading income, and the host contract is accounted for in accordance with the policy for that class of financial instrument.

If quoted or market values are not available then derivative fair values are determined using valuation techniques that are consistent with techniques commonly used by market participants to price these instruments. These techniques include discounted cash flow analysis and other pricing models. The fair values calculated from these models are regularly compared with prices obtained in actual market transactions to ensure reliability. In all material instances

Notes to the Financial Statements
continued

these techniques use only observable market data.

Loans and Advances
Loans and advances held for trading principally consist of reverse repurchase agreements, are carried at fair value and are classified as financial assets held for trading. Gains, losses and related income are taken to net trading income as they arise.

All other loans and advances are classified as loans and receivables. They are initially recognised at the draw down date at the fair value on the commitment date plus directly attributable incremental transaction costs. They are subsequently carried at amortised cost using the effective interest method less provision for impairment.

The fair value of loans and advances to customers is measured at the commitment date and calculated by discounting anticipated cash flows, including interest, at a current market rate of interest. The fair value of floating rate loans and advances and overnight deposits is considered by the Group to be equal to the carrying value as these loans and advances are accounted for at current interest rates and credit risk is assessed in the impairment review. The fair value of fixed interest bearing accounts is based on cash flows discounted using current money market interest rates for debts with similar maturity and credit risk characteristics.

Loans and advances that are performing in accordance with the underlying contract are classified as neither past due nor impaired. If a customer fails to make a payment that is contractually due, or if the loan is in excess of facility limit, the loan is classified as past due.

If subsequently all contractually due payments are made or if the loan continues to operate within limit, the loan reverts to its neither past due nor impaired status.

The Group assesses whether objective evidence of impairment exists individually for financial assets that are individually significant and individually or collectively for assets that are not significant. The estimation involved in these impairment assessments is considered a critical accounting estimate.

Objective evidence that a financial asset is impaired includes significant difficulty of the customer, breach of contract such as interest or principal payments being missed, the loan being in excess of facility limit for a sustained period or the likelihood that the borrower will enter bankruptcy. Objective evidence may also arise from wider economic and financial market indicators including factors that pertain to a particular industry sector or local economy.

The amount of any impairment is calculated by comparing the net present value of estimated future cash flows, discounted at the loan’s original effective interest rate, with the carrying value of the loan. If impaired, the carrying value is adjusted via the provision and the additional provision is charged to the income statement.

The written down value of the impaired loan is compounded back to the net realisable balance over time using the original effective interest rate. This is reported through interest income in the income statement and represents the unwinding of the discount.

A write-off is made when it is not possible or economically viable to collect all or part of a claim. Write-offs are offset against the release of a previously established impairment provision or directly through the income statement.

Loans with no identified evidence of individual impairment are subject to collective impairment assessment. This is to quantify impairment losses which exist at the balance sheet date, but which have not yet been individually identified. Collective assessment is carried out for groups of assets that share similar risk characteristics. Collective impairment is assessed using a methodology based on existing risk conditions or events that have a strong correlation with a tendency to default.

Terms and conditions for past due or impaired loans and advances may be renegotiated. When the renegotiated contract becomes effective, the loan is subsequently classified as past due, impaired or neither past due nor impaired according to its performance under the renegotiated terms.

Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances are acquired by special purpose securitisation entities that fund their purchase primarily through the issue of debt securities in issue.

Syndications
Syndication activity is undertaken as part of the Group’s risk management strategy specifically with the intention of transferring credit risk and obtaining financing as distinct from trading.

The Group considers that loan commitments and subsequent draw down form one contract and the loan is therefore recognised at the date of the draw down at the fair value as measured at the commitment date plus directly attributable and incremental transaction costs. Loans pending syndication are classified as loans and receivables and derecognised upon sell down when the risks and rewards are transferred to a third party.

Finance Leases and Operating Leases
Assets leased to customers that transfer substantially all the risks and rewards incidental to ownership to the customer are classified as finance leases. They are recorded at an amount equal to the net investment in the lease, less any provisions for impairment, within loans and advances to customers.

The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the pre-tax net investment method, which reflects a constant periodic rate of return on the net investment.

All other assets leased to customers that do not transfer substantially all the risks and rewards of ownership are classified as operating leases. These assets, less any provision for impairment, are separately disclosed in the balance sheet and are recorded at cost less accumulated depreciation, which is calculated on a straight-line basis over their estimated useful lives. Operating lease rentals are recognised in operating income on a straight-line basis over the lease term. Finance and operating lease assets are regularly reviewed for impairment.

Leases entered into by the Group as lessee are primarily operating leases. Operating lease rentals payable are recognised as an expense in the income statement on a straight-line basis over the term unless a more systematic basis is more appropriate.

Investment Securities
Investment securities held for trading are classified as financial assets held for trading and are carried at fair value. Gains, losses and related income are taken to net trading income as they arise. Investment securities designated at fair value through

Notes to the Financial Statements
continued

the income statement are carried at fair value. Gains, losses and related income are taken to other operating income as they arise, except for those related to insurance and investment business which are taken to net investment income related to insurance and investment business.

Debt securities other than those held for trading or designated at fair value and for which there is no active market at inception are classified as loans and receivables. They are initially recognised at fair value plus directly related incremental transaction costs and are subsequently carried on the balance sheet at amortised cost using the effective interest rate method less provision for impairment.

All other investment securities are classified as available for sale. They are initially recognised at fair value plus directly related incremental transaction costs and are subsequently carried on the balance sheet at fair value. Unrealised gains or losses arise from changes in the fair values and are recognised directly in equity in the available for sale reserve, except for impairment losses or foreign exchange gains or losses related to debt securities, which are recognised immediately in the income statement in impairment on investment securities or other operating income respectively. Income on debt securities is recognised on an effective interest rate basis and taken to interest income through the income statement. Income from equity shares is credited to other operating income, with income on listed equity shares being credited on the ex-dividend date and income on unlisted equity shares being credited on an equivalent basis. On sale or maturity, previously unrealised gains and losses are recognised in other operating income.

Investment securities classified as available for sale are continually reviewed at the specific investment level for impairment. Impairment is recognised when there is objective evidence that a specific financial asset is impaired. Objective evidence of impairment might include a significant or prolonged decline in market value below the original cost of a financial asset and, in the case of debt securities, including those reclassified as loans and receivables, non-receipt of due interest or principal repayment, a breach of covenant within the security’s terms and conditions or a measurable decrease in the estimated future cash flows since their initial recognition.

Impairment losses on available for sale equity instruments are not reversed through the income statement. Any increase in the fair value of an available for sale equity instrument after an impairment loss has been recognised is treated as a revaluation and recognised directly in equity. An impairment loss on an available for sale debt instrument is reversed through the income statement, if there is evidence that the increase in fair value is due to an event that occurred after the impairment loss was recognised.

The fair values of investment securities trading in active markets are based on market prices or broker/dealer valuations. Where quoted prices on instruments are not readily and regularly available from a recognised broker, dealer or pricing service, or available prices do not represent regular transactions in the market, the fair values are estimated using quoted market prices for securities with similar credit, maturity and yield characteristics or similar valuation models. Investment securities, principally asset backed securities (ABS) not traded in an active market are valued using valuation models that include non-market observable inputs. These models use observed issuance prices in related asset classes, market correlations, prepayment assumptions and external credit ratings. Additional assessments are then made on possible deterioration in credit risk for each individual security and on additional liquidity considerations for particular asset classes.

The Group uses trade date accounting when recording the purchase and sale of investment securities.

Jointly Controlled Entities and Associates
Jointly controlled entities are entities over which the Group has joint control under a contractual arrangement with other parties.

Associates are entities over which the Group has significant influence, but not control over the financial and operating policies. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control over those policies.

The venture capital exemption is taken for investments where significant or joint control is present and the investing area operates as a venture capital business. These investments are designated at fair value through the income statement. Otherwise, the Group’s share of results of associates and jointly controlled entities, generally based on audited accounts, are included in the consolidated financial statements using the equity method of accounting. The share of any losses is restricted to a level that reflects an obligation to fund such losses.

Goodwill
The excess of the cost of a business combination over the interest in the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition of a business is capitalised as goodwill. The goodwill is allocated to the cash-generating units or groups of cash-generating units that are expected to benefit from the acquisitions concerned.

In most cases, the cash-generating units represent the business acquired.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Cash-generating units to which goodwill is allocated are subject to a semi-annual impairment review at 31 March and 30 September and whenever there is an indication that the unit may be impaired. This compares the recoverable amount, being the higher of a cash generating units’ fair value less costs to sell and its value in use, with the carrying value. When this indicates that the carrying value of goodwill is not recoverable, it is irrevocably written down through the income statement by the amount of any impaired loss identified. Further details of the calculation are given in the critical accounting estimates and in Note 23.

IFRS 3 ‘Business Combinations’ has not been applied retrospectively to business combinations that occurred before 1 January 2004.

Software
Costs associated with the development of software for internal use, subject to de minimis limits, are capitalised if the software is technically feasible and the Group has both the intent and sufficient resources to complete the development. Costs are only capitalised if the asset can be reliably measured and will generate future economic benefits to the Group either through sale or use.

Only costs that are directly attributable to bringing the asset into working condition for its intended use are capitalised. These costs include all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in a manner intended by management. Other development expenditure is recognised in the income statement as an

Notes to the Financial Statements
continued

expense as incurred.

Capitalised development expenditure and purchased software is stated at cost less accumulated amortisation and impairment losses. Once the software is ready for use, the capitalised costs are amortised over their expected lives, generally four years. Capitalised software is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge for the asset is then adjusted to reflect the asset’s revised carrying amount.

Subsequent expenditure is only capitalised when it increases the future economic benefits embodied in the specific asset to which it relates.

Purchased Value of In-Force Investment Contracts
The Group’s contractual rights to benefits from providing investment management services in relation to investment contracts acquired in business combinations and portfolio transfers are measured at fair value at the time of acquisition. The resulting asset is referred to as purchased value of in-force investment contracts (PVIF) and is amortised over the estimated lives of the contracts on a systematic basis. At each reporting date an assessment is made to determine if there is any indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The amortisation charge is then adjusted to reflect the revised carrying amount.

Property, Plant and Equipment
Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses.

Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over fifty years or the length of the lease term if shorter. Improvements to leasehold properties are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

The cost of equipment, which includes fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and eight years.

Subsequent costs are included in the asset’s carrying amount, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Property and equipment is assessed for impairment where there is an indication of impairment. Where impairment exists, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss recognised in the income statement. The depreciation charge for the asset is then adjusted to reflect the asset’s revised carrying amount.

Investment Properties
Investment properties comprise freehold and leasehold property that are held, either to earn rental income or for capital appreciation or both. They are initially recognised at cost and are fair valued annually. Rental income from investment properties is recognised on a straight-line basis over the term of the lease and any gains or losses arising from a change in the fair value are recognised in the income statement in the period that they occur through other operating income, except for those relating to insurance and investment business, which are taken through net investment income related to insurance and investment business.

Disposal Group
Assets and liabilities of a disposal group are classified as held for sale where the carrying amount will be recovered principally through a sale transaction as opposed to continuing use. This applies where the assets and liabilities are available for sale in their present condition, subject only to the terms that are usual and customary for the sale of such assets and liabilities, and when a sale is highly probable and expected to complete within one year of being classified as a disposal group. Disposal groups are measured at the lower of carrying amount and fair value less costs to sell.

Deposits by Banks and Customer Accounts
Deposits by banks and customer accounts held for trading are classified as financial liabilities held for trading and are carried at fair value. Gains, losses and related income are taken to net trading income as they arise. All other customer accounts and deposits by banks are held at amortised cost using the effective interest method.

The fair value of customer deposits with no stated maturity date is the amount repayable on demand. The estimated fair value of fixed interest bearing deposits and other borrowings with no quoted market price is calculated using a cash flow model discounted using interest rates for debts with similar maturities.

Repurchase Agreements
Securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks, customer accounts or financial liabilities held for trading. Conversely, securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks, loans and advances to customers, or financial assets held for trading. The difference between sale and repurchase prices for such transactions is reflected in the income statement over the lives of the transactions, within interest payable or interest receivable as appropriate.

General Insurance Business
The Group underwrites general insurance products. For each general insurance policy underwritten, premiums (net of refunds) are credited to net earned premiums on insurance contracts over the period of risk coverage of the insurance policy.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Claims incurred comprise the settlement and handling costs of paid and outstanding claims arising from events occurring during the financial year together with adjustments to prior year claims provisions. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements.

Costs related to the acquisition of new insurance contracts (including commissions paid to intermediaries and other related administration costs) are capitalised as deferred acquisition costs (DAC) and amortised on the same basis that premiums are recognised.

Notes to the Financial Statements
continued

Where the expected value of claims and expenses attributable to unexpired risk periods exceed the value of unearned premiums less DAC, at the balance sheet date, additional provisions are made for the anticipated losses.

The accounting policies set out above in respect of the measurement of the insurance contract liabilities include liability adequacy testing that meets the requirements of IFRS 4 ‘Insurance Contracts’.

Insurance and Investment Product Classification
The Group has classified its long term insurance and investment business in accordance with IFRS 4 ‘Insurance Contracts’ as follows:

–	Insurance contracts are contracts containing significant insurance risk. Such contracts remain insurance contracts until all rights and obligations are extinguished or expired;

–
Investment contracts with a discretionary participation feature (DPF) are contracts that do not contain significant insurance risk but that contain discretionary participation features, which for the Group are its with-profit contracts; and

–	Investment contracts are contracts that have neither significant insurance risk nor a DPF.

General insurance business only issues insurance contracts.

Value of In-force Long Term Assurance Business (VIF)
The Group places a value on the long term insurance contracts and investment contracts with DPF, which represents the present value of future cash flows attributable to the Group with respect to these contracts. The change in VIF is accounted for as revenue.

In-force business is defined as all policies where the first premium has been paid. For traditional with-profit business, the surplus attributable to the Group equates to one ninth of the cost of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with-profit business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with-profit policyholders.

Insurance Contracts and Investment Contracts with DPF
As permitted by IFRS 4 ‘Insurance Contracts’, the Group applies accounting policies that are usual and customary in the insurance industry. In particular the Group applies the UK guidance set out in FRS 27 ‘Life Assurance’.

Insurance contracts and investment contracts with DPF liabilities written within the with-profit fund, including both traditional and unitised with-profit contracts, are calculated with reference to the expected payout using realistic and, where applicable, market consistent assumptions. Insurance contract liabilities within the non-profit funds are calculated in accordance with the Prudential Sourcebook for insurers (INSPRU) issued by the UK Financial Services Authority. For insurance contracts, premiums are recognised as revenue when due from the policyholder and claims payable are recorded when notified or due. For unitised with-profit contracts, where the policyholder has the choice to invest in a unit-linked investment fund, deposits and withdrawals are accounted for directly on the balance sheet. Similarly, for investment contracts with DPF, deposits and withdrawals are accounted for directly in the balance sheet.

At each reporting date an assessment is made of whether liabilities are adequate using current estimates of future cash flows and taking into account the value of any related VIF asset.

Any deficiency is immediately charged to the income statement by establishing a provision on the balance sheet.

Costs related to the acquisition of new long-term insurance and investment with DPF contracts are expensed as incurred.

Investment Contracts
The Group’s investment contracts, which include collective investment schemes, are primarily unit-linked. These contracts are managed and evaluated on a fair value basis in accordance with the terms of the contracts as benefits are linked to the fair value of the assets supporting the contracts. Accordingly, the investment contract liabilities have been designated at fair value through the income statement with fair value changes recognised through change in investment contract liabilities. The fair value of the liabilities is estimated using a valuation technique. In accordance with this technique the liability is established as the bid value of the assets held to match the liability, less an allowance in relation to deductions made to the liability for capital gains tax on the gains relating to the matching assets. Deposits and withdrawals are accounted for directly in the balance sheet as adjustments to the liability with other changes recognised in the income statement.

Revenue in relation to investment management services is recognised as the services are provided. Incremental costs directly attributable to securing the Group’s contractual right to benefit from providing investment management services in relation to investment contracts, other than through a business combination or portfolio transfer (refer to the accounting policy for intangible assets), are recognised as an asset if it is probable that they will be recovered. Incremental costs include commissions paid to intermediaries and other similar costs. This asset, referred to as deferred origination costs, is amortised as the related investment management revenue is recognised, and its recoverability assessed at each balance sheet date on a portfolio basis.

Unallocated Surplus
The unallocated surplus is accounted for as a liability as permitted by IFRS 4. The carrying value of the unallocated surplus is determined as the residual assets of the with-profit fund after providing for the with-profit liabilities in accordance with the policies described above.

Reinsurance
Contracts entered into with reinsurers under which the Group is compensated for losses on insurance contracts issued by the Group, and that meet the classification requirements for insurance contracts, are classified as reinsurance contracts held. The benefits to which the Group is entitled under these contracts are recognised as reinsurance assets. These assets consist of short term balances due from reinsurers as well as longer term receivables that are dependent on the expected claims and benefits arising under the related insurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts, in accordance with the terms of each reinsurance contract, and are regularly reviewed for impairment.

Post Retirement Schemes
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan. The net obligation represents the present value of the future benefits owed to employees in return for their service in the current and prior periods, after the deduction of the fair value of any plan assets.

The discount rate used is the market yield on high quality

Notes to the Financial Statements
continued

corporate bonds at the balance sheet date that have maturity dates approximating to the terms of the Group’s obligation. The calculation is performed by a qualified actuary using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately through the statement of recognised income and expense.The charge to the income statement for defined benefit schemes includes current service cost, past service cost, the interest cost of the scheme liabilities and the expected return on scheme assets.

The cost of contributions to defined contribution pension schemes are recognised as an expense in the income statement as incurred.

Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

The tax charge is analysed between tax that is payable in respect of policyholder returns and tax that is payable on shareholders’ equity returns. This allocation is based on an assessment of the effective rate of tax that is applicable to shareholders’ equity for the year.

Deferred tax is provided in full using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following differences are not provided: goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affects neither accounting nor taxable profit, and overseas earnings where both remittance is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, based on tax rates that are enacted or substantially enacted at the balance sheet date.

Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised.

The tax effects of losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred and current tax assets and liabilities are offset when they arise in the same tax reporting group and where there is both a legal right of offset and the intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

Provisions
The Group recognises a provision if there is a present obligation as a consequence of either a legal or a constructive obligation resulting from a past event. To recognise this it should be probable that an outflow of economic resources, that can be reliably measured, will be required to settle the obligation. Provisions are measured as the discounted expected future cash flows taking account of the risks and uncertainties associated with the specific liability where appropriate.

A constructive obligation is only deemed to exist in respect of restructuring provisions once a detailed restructuring plan has been formally approved and the plan has been announced publicly or work on the restructure has commenced.

Provision is made for undrawn loan commitments which have become onerous.

As explained under critical accounting judgements, if the Group assesses that a constructive obligation for a regulatory provision exists then a provision is established. Where the provisioning criteria are met, the Group makes provision for the estimated cost of making redress payments to customers in respect of past product sales where the sales processes have been deficient. To calculate the provision the Group estimates the number of cases requiring redress and the average cost per case. These are dependent upon, inter alia, the volume of claims, the actions of regulators and, as appropriate, the performance of investments. As progress is made in settling claims, if necessary, the Group revises its judgements and estimates based on the emerging trends.

Debt Securities in Issue
Debt securities in issue held for trading are classified as financial liabilities held for trading and are carried at fair value. Gains, losses and related expense are taken to net trading income as they arise. Debt securities in issue designated at fair value through the income statement are carried at fair value. Gains, losses and related expense are taken to other operating income as they arise, except for those related to insurance and investment business which are taken to net investment income related to insurance and investment business. All other debt securities in issue are held at amortised cost. They are initially recognised at fair value plus directly related incremental transaction costs and are subsequently carried on the balance sheet at amortised cost using the effective interest method.

Fair values are calculated based on quoted market prices. Where quoted market prices are not available, a cash flow model is used, discounted using an appropriate current yield curve for the remaining term to maturity.

Other Borrowed Funds
Other borrowed funds comprises preference shares that are classified as debt, preferred securities and subordinated liabilities, all of which are held at amortised cost, using the effective interest method.

Preference shares are classified as debt where they are redeemable on a specific date, or at the option of the shareholders, or if dividend payments are not discretionary. Dividends on preference shares classified as debt are recognised in the income statement through interest expense.

Preferred securities are issued at or close to market values. These are classified as debt where they are redeemable on a specific date, or at the option of the holders, or if interest payments are not discretionary. The interest payable on such securities is recognised in the income statement through interest expense.

Subordinated liabilities consist of dated and undated loan capital. The interest payable is recognised in the income statement through interest expense.

Share Capital
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Netting
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of offset and there is an intention and ability to settle on a net or simultaneous basis.

Where master netting agreements allow for offset only on

Notes to the Financial Statements
continued

default by one of the parties, the Group presents the disclosures on a gross basis.

Foreign Currencies
The consolidated financial statements are presented in sterling which is the Group’s functional and presentation currency.

Foreign currency transactions are translated into sterling at the exchange rate prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at balance sheet date exchange rates. Exchange differences arising, including those from changes in the amortised cost of foreign currency monetary available for sale assets, are recognised in the income statement except for differences arising from hedges of net investments in foreign operations and derivatives related to cash flow hedges which are recognised directly in equity.

Non-monetary assets and liabilities carried at historical cost are translated using the historical exchange rate.

Non-monetary assets and liabilities carried at fair value are translated at exchange rates on the date the fair value is determined. Exchange differences arising are recognised in the income statement except those relating to available for sale financial assets (equity investments), which are recognised directly in reserves.

The results and financial position of all Group entities that have a functional currency different from sterling are translated into sterling as follows:

–	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

–	goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate; and

–
income and expenses are translated at the average exchange rates for the period (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions).

All resulting exchange differences are recognised as a separate component of other reserves within equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity where the hedge is deemed to be effective. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale. The ineffective portion of any net investment hedge is recognised in the income statement immediately.

Cumulative translation differences for all foreign operations are deemed to be zero at 1 January 2004. Any gain or loss on the subsequent disposal of a foreign operation will exclude translation differences that arose before 1 January 2004, but include later translation differences.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and balances at central banks that are freely available, and loans and advances to banks with an original maturity of three months or less excluding financial assets that are held for trading purposes.

Share-based Payments
The Group predominantly operates equity-settled share-based compensation schemes in exchange for employee services received. The fair values of options or shares granted are determined at the date of grant and expensed over the vesting period. The fair values of the options or shares granted are measured using various models, taking into account the terms and conditions upon which the options and shares were granted. Market conditions are taken into account to set the fair value at grant and are not updated. Non-market vesting conditions, including non-market performance conditions, are not reflected in the grant date fair value but are reflected within estimates of the number of options or shares expected to vest. Any adjustments required as a result of updating these estimates are taken to the income statement over the remaining vesting period. Modifications are assessed at the date of modification and any incremental charges required are charged to the income statement over any remaining vesting period. For share-based compensation schemes settled by the Group a recharge equal to the cost during the period is made to subsidiary companies.

Effective Interest Rate
Revenue on financial instruments classified as loans and receivables, available for sale and expense on financial liabilities at amortised cost, are recognised on an effective interest rate basis. This calculation takes into account interest received or paid and fees and commissions paid or received that are integral to the yield as well as incremental transaction costs and all other premiums and discounts. The effective interest rate is the rate that discounts the expected future cash flows over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial instrument at initial recognition. These calculations are undertaken on a portfolio basis other than in respect of significant balances, relating principally to larger corporate customers, which are assessed individually. In applying the portfolio basis, the Group makes use of various statistical modelling techniques which are specific to different portfolios to estimate redemption profiles and derive the expected cash flows. A number of relevant considerations are taken into account to estimate the cash flows of individually significant corporate balances, including previous experience of customer behaviour, credit scoring of the customer and anticipated future market conditions at the date of acquisition. The impact of the assumption related to the expected life of the instruments is considered under critical accounting estimates.

Fees and Commission
Fees and commission income and expense is recognised in the income statement as the related service is provided except those that are integral to the effective interest rate calculations or to investment contract deferred origination costs.

Fees and commission recognised in the income statement include service fees, agency and management fees, transaction fees, guarantee fees, letter of credit fees, asset management fees and non-utilisation fees.

Syndication and underwriting fees are spread over the expected term of the sell down. In the event of the loan not being sold down then no fees are recognised.

Fees and commission included in the effective interest calculation are those that are incremental and directly attributable to the origination of the product and which are integral to the yield of the product. These include arrangement fees, incentives such as cash backs, intermediary fees and commissions, high loan to value fees and procurement fees.

Notes to the Financial Statements
continued

Guarantees
Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantees are initially recognised at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amount determined under the Group’s accounting policy on provisions and the amount initially recognised less cumulative amortisation recognised to record any fee income earned in the period.

Critical Accounting Judgements and Estimates
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based on amounts which differ from those estimates. Judgements, estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

a) Critical Accounting Judgements
The preparation of the financial statements necessarily requires the exercise of judgement in the application of accounting policies which are set out above. These judgements are continually reviewed and evaluated based on historical experience and other factors. The principal critical accounting judgements made by the Group that have a material financial impact on the financial statements are as follows:

Designation of Financial Instruments
The Group has classified its financial instruments in accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’. In some instances the classification is prescribed whilst in others the Group is able to exercise judgement in determining the classification as follows:

–	Non-derivative financial assets, other than those held for trading, where there is no active market and which have fixed or determinable payments are classified as ‘loans and receivables’;

–
The Group’s ‘trading’ portfolio is classified as ‘held for trading’. The Group exercises judgement in determining which financial instruments form part of its trading book. This is determined at acquisition by the purpose for which the instrument is acquired;

–
The Group exercised judgement when determining that the ongoing market dislocation and deterioration of the world’s financial markets that occurred during the third quarter of 2008 was a sufficiently rare circumstance to warrant a reclassification of certain financial assets from ‘held for trading’ to ‘available for sale’ for which the Group has the intention and ability to hold these assets for the foreseeable future. The Group also subsequently reclassified certain financial assets from ‘available for sale’ to ‘loans and receivables’. In both cases, the Group had the intention and ability to hold the financial assets for the foreseeable future and the financial assets transferred met the classification criteria of loans and receivables;

–
Derivative instruments are automatically classified as ‘at fair value through the income statement’ unless they form part of an effective hedging relationship. The Group’s accounting policy for hedge accounting is described under the policy for derivatives;

–
Instruments that are deemed by the Group on initial recognition to eliminate a measurement mismatch or where they contain an embedded derivative which is not separated from the host contract are designated on initial recognition as ‘at fair value through the income statement’. In addition portfolios of assets, liabilities or both that are managed and the performance evaluated on a fair value basis in accordance with a documented risk or investment management strategy are designated on initial recognition ‘at fair value through the income statement’;

–
In addition the venture capital exemption is taken for investments where significant influence or joint control is present and the investing area operates as a venture capital business. These investments are designated ‘at fair value through the income statement’. This policy is applied consistently across the Group’s portfolios. Judgement is applied when determining whether or not a business area operates as a venture capital business. The judgement is based on consideration of whether, in particular, the primary business activity is investing for current income, capital appreciation or both; whether the investment activities are clearly and objectively distinct from any other activities of the Group; and whether the investee operates as a separate business autonomous from the Group;

–	Assets in support of the general insurance and long term assurance businesses are designated by the Group, as ‘at fair value through the income statement’;

–	Investment contracts within the long term assurance business are designated by the Group as ‘at fair value through the income statement’;

–	The Group has chosen not to designate any financial assets as ‘held to maturity’;

–	All other financial assets are classified as ‘available for sale’; and

–	All other financial liabilities are classified as ‘at amortised cost’.

The accounting treatment of these financial instruments is set out in the relevant accounting policy.

Active markets
Asset backed securities not traded in an active market are valued using models. An active market is one where prices are readily and regularly available from an exchange, broker, pricing service, industry group or regulator and these prices represent actual and regularly occurring transactions on an arm’s length basis. Where there are no regular transactions occurring (significant liquid markets) the market is not described as active. A significant increase in the spread between the amount sellers are ‘asking’ and buyers are ‘bidding’ or the presence of a relatively small number of ‘bidding’ parties, are indicators that a market may be inactive. The determination of whether a market is inactive requires judgement.

More details of the models used to value the securities not traded in an active market is given in the section in ‘fair values’ in critical accounting estimates below.

Notes to the Financial Statements
continued

Impairment of Investment Securities
As explained in the accounting policy, investment securities are reviewed at the specific investment level for impairment. Impairment is recognised when there is objective evidence that a specific financial asset is impaired. Objective evidence of impairment might include a significant or prolonged decline in market value below the original cost of a financial asset and, in the case of debt securities, including those reclassified as loans and receivables, non-receipt of due interest or principal repayment, a breach of covenant within the security’s terms and conditions or a measurable decrease in the estimated future cash flows since their initial recognition.

The disappearance of active markets, declines in market value and ratings downgrades do not in themselves constitute objective evidence of impairment and, unless a default has occurred on a debt security, the determination of whether or not objective evidence of impairment is present at the balance sheet date requires the exercise of management judgement.

Unarranged Overdraft Charges
The Group’s accounting policy in respect of regulatory provisions is given in the section on provisions. In the absence of a legal obligation, judgement is necessary in determining the existence of a constructive obligation. In respect of the claims made for refunds of unarranged overdraft charges, the judgement of the Group is that there is no constructive obligation pending the outcome of the legal case.

Syndications
As explained in the accounting policy on syndications, the Group has elected to treat loans and advances pending syndication as loans and receivables rather than account for them as trading assets. Accordingly these are initially recognised at the draw down date at the fair value as at the commitment date plus directly attributable incremental transaction costs.

Deferred Tax
Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing, nature and level of future taxable income. The recognition of deferred tax assets relating to tax losses carried forward relies on profit projections and taxable profit forecasts prepared by management, where a number of assumptions are required based on the levels of growth in profits and the reversal of deferred tax balances.

b) Critical Accounting Estimates
The preparation of the financial statements requires the Group to make estimations where uncertainty exists. The principal critical accounting estimates made by the Group are considered below. Disclosures about estimates and the related assumptions are also included in the appropriate Note to the Financial Statements.

Fair Values
The designation of financial instruments for measurement purposes is set out under the critical accounting judgements above and the valuation methodologies for financial instruments remain as disclosed in this accounting policy section.

Derivatives and other financial instruments classified as at fair value through the income statement or available for sale are recognised at fair value.

Debt securities measured at fair value and not traded in an active market, principally comprising asset backed securities (ABS) in the Treasury division, are valued using valuation models that include non-market observable inputs. These models use observed issuance prices in related asset classes, market correlations, prepayment assumptions and external credit ratings. For each asset class within the ABS portfolio, the implied spread arrived at by using this methodology is applied to the securities within that asset class. Additional assessments are then made on possible deterioration in credit risk for each individual security and on additional liquidity considerations for particular asset classes.

Of the total debt securities carried at fair value on the balance sheet, the fair values of those calculated using models with inputs that are not observable in the market is £3,054m (2007 £17,790m).

For debt securities valuations using non-market observable inputs, the effect of a one hundred basis point move in credit spreads (which based upon experience is the only key sensitivity) would result in a pre-tax movement of £163m (2007 £185m) for assets classified at fair value through the income statement and a post-tax movement of £nil (2007 £351m), recognised in equity reserves, on assets classified as available for sale.

On ABS that were valued using models with non-observable market inputs, a £1,056m (2007 £78m) pre-tax negative fair value adjustment was recognised in the income statement within net trading income and a post-tax negative fair value adjustment of £3,572m (2007 £158m) on ABS classified as available for sale was recognised in equity reserves.

Retirement Benefit Obligations
The expected cash flows used in the calculation of the defined benefit schemes’ liabilities include a number of assumptions around mortality, inflation rates applicable to defined benefits and the average expected service lives of the employees. The selection of these assumptions and the selection of the discount rate have a material impact on the estimation of the pension liabilities. The discount rate used by the Group to calculate the defined benefit scheme liabilities is based upon a blended market yield at the balance sheet date of high quality bonds with a similar duration to that of the schemes’ liabilities and is derived on a basis consistent with prior years. The sensitivity of the scheme liabilities to changes in the principal assumptions used are set out in Note 33.

Long Term Assurance Business
The estimation of the Group’s insurance and investment contracts with discretionary participating features (DPF) liabilities and related value of in-force (VIF) assets relies on a number of assumptions in forecasting future experience. The selection of appropriate assumptions requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data.

The accounting policy for insurance contracts and investment contracts with DPF and the description of long term assurance business in Note 30 describe the assumptions that are made when calculating the value of these contracts, which also impact on the value of the VIF and the unallocated surplus. The Group applies significant judgement when selecting the rates of persistency to be used in these calculations. The considerations given to lapse and surrender rate assumptions are detailed in Note 30. The sensitivity of the Group’s results to changes in certain key variables on long term insurance and investment

Notes to the Financial Statements
continued

contracts with DPF are disclosed in Note 28.

Effective Interest Rate
As described in the accounting policy for effective interest rate, the Group uses statistical and mathematical models to calculate the effective yield for loans and advances. The Group applies judgement when determining the expected life of these loans. The underlying products usually allow the customer to make early repayment before the contractual maturity date. In estimating the expected life of the loan, the Group takes into account a number of relevant considerations when the asset is initially recognised to estimate the cash flows from early redemptions including the type of product, previous experience of customer behaviour, credit scoring of the customer and anticipated future market conditions. The cash flows are adjusted in the light of actual experience, however the effective interest rate is not reassessed. As a consequence of the reduced levels of principal repaid in 2008 and the resulting adjustments to estimated future cash flows a £200m credit (2007 £nil) has been taken to the income statement. If the estimated life of the Retail portfolio were to increase or decrease by one month then the carrying value of the Retail portfolio would increase or decrease by £6m (2007 £18m) respectively.

Impairment Losses on Loans and Advances
The Group regularly reviews its loan portfolios carried at amortised cost to assess for impairment. This review is conducted across all asset types and impairment provisions are established to recognise incurred impairment losses within the loan portfolios. As explained in the Group’s accounting policy on loans and advances, impairment loss calculations involve the estimation of future cash flows of loans and advances based on observable data at the balance sheet date, historical loss experience for assets with similar credit risk characteristics and other factors including, inter alia, future prospects of the customers, value of collateral held and reliability of information. These calculations may be undertaken on either a portfolio basis or individually for individually significant exposures. In applying the portfolio basis the Group makes use of various statistical modelling techniques which are specific to different portfolio types.

The actual amount of the future cash flows and their timing may differ significantly from the assumptions made for the purposes of determining the impairment provisions given the range of asset types, number of customers and current economic conditions. This uncertainty is exacerbated in the current economic climate, where the timing of and value realisable from the collateral held in the form of property is particularly uncertain. Consequently these allowances can be subject to variation.

Goodwill
Goodwill arises on the acquisition of a business. As explained in the accounting policy for goodwill it is subject to a six monthly impairment review. This compares the recoverable amount, being the higher of a cash-generating units’ fair value less costs to sell and its value in use, with the carrying value. When this indicates that the carrying value is not recoverable it is written down through the income statement as goodwill impairment.

The recoverable amount of goodwill carried at 31 December 2008 has been based upon value in use. This calculation uses cash flow projections based upon the five year business plan where the main assumptions used for planning purposes relate to the current economic outlook and opinions in respect of economic growth, unemployment, property markets, interest rates and credit quality. Cash flows thereafter are extrapolated using a growth rate of 2.2% p.a., reflecting management’s view of the expected future long term trend in growth rate of the respective economies concerned, predominantly being in the UK, and the long term performance of the businesses concerned. The pre-tax discount rate used in discounting the projected cash flows has, in view of current credit conditions, been increased to within a range of 14.4% - 15.3% p.a. (2007: 10.0% - 12.2% p.a.) reflecting, inter alia, the perceived risks within those businesses.

As at 31 December 2008 the carrying value of goodwill held on the balance sheet is £1,556m (2007 £1,940m) as shown in Note 23. Goodwill has been impaired by £158m during the year. The unprecedented levels of market turmoil and current economic conditions have adversely impacted the short-term profitability of the cash generating units. The Group has considered the impact upon the assumptions used and has conducted sensitivity analysis on the impairment tests. For example, an increase in the discount rate to 17% would result in an additional impairment to goodwill of £31m; alternatively if projected cash flows reduced by 20% an additional impairment of £118m would arise.

Notes to the Financial Statements
continued

IFRS and IFRIC Not Yet Applied
The following standards and interpretations are not effective for the year ended 31 December 2008 and have not been applied in preparing the financial statements:

IFRS 8 ‘Operating Segments’ which is effective for periods commencing on or after 1 January 2009. This standard replaces IAS 14 ‘Segmental Reporting’ and aligns the disclosure of operating segments in the financial statements with the internal reporting of segments to senior management. Following the acquisition of the Group by Lloyds TSB plc the Group will adopt the segmental structure and measurement basis for segments of the Lloyds Banking Group. These are currently being determined by the new organisation.

Amendments to IAS 1 ‘Presentation of Financial Statements: A Revised Presentation’ which is effective for periods commencing on or after 1 January 2009. The revised standard will affect the presentation of owner changes in equity and of comprehensive income. Adoption will not change the recognition, measurement or disclosure of specific transactions or events as required by other standards.

Amendment to IAS 23 ‘Borrowing Costs’ which is applicable to borrowing costs related to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009. The application of this revised standard in 2008 would not have had a material impact on the financial statements.

Amendment to IFRS 2 ‘Share-based Payment: Vesting Conditions and Cancellations’ which is effective for periods commencing on or after 1 January 2009. This defines ‘non-vesting’ conditions and clarifies the accounting. The application of this amendment would not have an impact upon the financial statements as the Group accounting policy accords with the treatment prescribed by the amendment.

Amendments to IAS 32 and IAS 1 ‘Puttable Financial Instruments and Obligations Arising on Liquidation’ which is effective for periods commencing on or after 1 January 2009. This amendment addresses the balance sheet classification of puttable financial instruments and obligations arising only on liquidation. Where these instruments represent a residual interest in the net assets of an entity and meet certain other conditions they should be classified as equity rather than liabilities. The Group has no items currently classified as liabilities that would need to be presented as equity as a result of this amendment because these instruments fail to meet the criteria for such a reclassification.

IFRIC 13 ‘Customer Loyalty Programmes’ which is effective for periods commencing on or after 1 July 2008. The application of this interpretation in 2008 would not have had a material impact on the financial statements.

The following interpretations have not yet been adopted by the European Union but is effective for the year ended 31 December 2008. The Group has implemented the principles of these interpretations in preparing the financial statements:

IFRIC 12 ‘Service Concession Arrangements’ which is effective for periods commencing on or after 1 January 2008. The application of this interpretation would not have affected the financial statements as the Group accounting policy accords with the requirements.

IFRS 1 ‘First-time adoption of IFRS’ which is effective for periods commencing on or after 1 January 2009. As the Group reports under IFRS, the application of this amendment in 2008 would not have any effect upon the financial statements.

Amendments to IAS 27 ‘Consolidated and Separate Financial Statements’ which is effective for periods commencing on or after 1 January 2009. This amendment removes the definition of the cost method which requires dividends from pre-acquisition profits to be set off against the cost of an investment in a subsidiary. Application in 2008 would not have had an effect upon the financial statements.

IFRIC 15 ‘Agreements for the Construction of Real Estate’ which is effective for periods commencing on or after 1 January 2009. The application of this interpretation would not have affected the financial statements as the Group accounting policy accords with the requirements.

IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’ which is effective for periods commencing on or after 1 October 2008. The application of this interpretation in 2008 would not have affected the financial statements as the Group accounting policy accords with the requirements.

IFRIC 17 ‘Distributions of Non Cash Assets to Owners’ which is effective for periods commencing on or after 1 July 2009. The application of this interpretation would not have affected the financial statements as the Group accounting policy accords with the requirements.

IFRIC 18 ‘Transfers of Assets from Customers’ which applies to transfers of assets from customers received on or after 1 July 2009. The application of this interpretation in 2008 would not have had a material impact on the financial statements.

Improvements to IFRS 2008 The majority of these improvements are effective for periods commencing on or after 1 January 2009 and their application would not have had a material effect upon the financial statements.

Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement: Eligible Hedged Items’ which is effective for periods commencing on or after 1 July 2009. This amendment clarifies what can be designated as a hedged item in a hedge accounting relationship and application in 2008 would not have had a material impact upon the financial statements.

Amendments to IAS 39 ‘Reclassification of Financial Assets’: Effective Date and Transition which is effective on or after 1 July 2008. This amendment clarifies the effective date and transition requirements for the change to the standard issued in October 2008 permitting entities to reclassify non derivative financial assets out of the fair value through the income statement category in particular circumstances. The application of this amendment would not have affected the financial statements as the Group accounting policy accords with the requirements.

Revised IFRS 3 ‘Business Combinations’ and amended IAS 27 ‘Consolidated and Separate Financial Statements’
These changes are effective for periods beginning on or after 1 July 2009 with the main effects being that the cost of investment will comprise the consideration paid to the vendors for equity with acquisition costs being expensed immediately; goodwill will be accounted for only upon the acquisition of a subsidiary as subsequent changes in interest will be recognised in equity and only upon the loss of control will any profit or loss be recognised in income. Further, any pre-existing stake held will, where control is subsequently gained, be revalued with any profit or loss arising being booked to income. These changes will affect the manner in which acquisitions and disposals made by the Group are accounted for after the implementation of the revised Business Combinations standard and related revisions to IAS 27.

Notes to the Financial Statements
continued

1 Net Interest Income

	2008	2007	2006
	£m	£m	£m
Interest receivable:
Loans and advances to customers	29,892	26,354	22,620
Loans and advances to banks	740	2,295	2,062
Investment securities	652	115	64
Lease and hire purchase receivables	299	321	280
Interest receivables on loans and receivables	31,583	29,085	25,026
Available for sale financial assets	2,108	2,278	1,924
Interest receivable on derivatives	3,515	3,374	2,437
Other	205	275	355
Total interest receivable	37,411	35,012	29,742

Interest payable:
Deposits by banks	3,959	2,568	2,490
Customer accounts	9,538	9,837	8,575
Debt securities in issue	10,191	10,482	7,410
Other borrowed funds	1,450	1,169	1,201
Interest payable on liabilities held at amortised cost	25,138	24,056	19,676
Interest payable on derivatives	3,473	3,399	2,551
Other	629	253	115
Total interest payable	29,240	27,708	22,342

Net interest income	8,171	7,304	7,400

2 Net Trading (Expense)/Income

	2008	2007	2006
	£m	£m	£m
Equity and commodity instruments and related non hedging derivatives	952	92	20
Interest bearing securities and related non hedging derivatives	(4,174)	58	164
Foreign exchange and related non hedging derivatives	(16)	72	95
Net gains and losses from trading financial instruments and non hedging derivatives	(3,238)	222	279
Gains/(losses) on fair value hedges:
On hedging instruments	3,467	1,184	(2,674)
On the hedged items attributable to the hedged risk	(3,110)	(1,227)	2,688
	357	(43)	14
Cash flow hedge ineffectiveness recognised	3	(1)	(1)
Total net trading (expense)/income	(2,878)	178	292

3 Net Operating Income

	2008	2007	2006
	£m	£m	£m
Included within net operating income are the following:
Cash flow hedges:
Net (losses)/gains released from equity into income (Note 41)	(2,561)	417	(123)
Financial instruments at fair value through the income statement:
Net (losses)/gains from trading financial instruments and non hedging derivatives (Note 2)	(3,238)	222	324
Net (losses)/gains from designated financial instruments	(9,669)	4,884	5,401
Available for sale financial instruments:
Dividend income	108	291	25
Net realised gains on sale (Note 41)	24	281	244
Financial instruments designated as loans and receivables:
Net realised gains on sale	22	3	1

Notes to the Financial Statements
continued

4 (Loss)/Profit on Sale of Businesses

Non-operating income consists of the following:

	2008	2007	2006
	£m	£m	£m
Loss on the sale of Bank of Western Australia Ltd and St. Andrews Australia Pty Ltd	(845)
Profit on the sale and leaseback of certain branch premises	20	28	22
Profit on the part disposal of Rightmove plc (Note 21)	56	59	17
Distribution from Visa Inc shares listing	26
Profit on the sale of Insight Investment Management (C.I.) Limited		4
Profit on the dilution of shareholding in Invista Real Esate Investment Management Holdings plc			22
Profit on the sale of Retail Financial Services Limited			9
Profit on the sale of Drive Financial Services LP			180
	(743)	91	250

On 8 October 2008, the HBOS Group agreed the sale of part of its Australian operations, principally Bank of Western Australia Ltd and St. Andrews Australia Pty Ltd, to Commonwealth Bank of Australia Limited. The sale completed on 19 December 2008 and results in a pre-tax loss on disposal of £845m (including goodwill written-off of £240m) which is included as non-operating income within the (loss)/profit on sale of businesses for the year.

Under the share sale agreement HBOS plc has provided certain warranties to Commonwealth Bank of Australia, that all relevant, material circumstances and facts in relation to the sale have been disclosed and described in agreement. The share sale agreement provided for adjustments to the initial purchase price based on the risk weighted assets of Bank of Western Australia Limited and the net assets of St. Andrews Australia Pty Limited. As a result, the loss on sale of these businesses may be subject to adjustment for the contingent element of the commitment receivable.

Following the sale, HBOS retains a presence in Australia through Bank of Scotland International (Australia) Limited and Capital Finance Australia Limited which are engaged in corporate banking and asset finance activities respectively, together with the Bank of Scotland plc Sydney branch and therefore this sale does not constitute a discontinued activity. As such, the performance of the businesses sold and the loss on disposal remains within the profit arising from continuing operations of the Group. These businesses are reported in International division for segmental reporting purposes.

5 Insurance Premiums and Claims

	2008	2007	2006
	£m	£m	£m
Gross written premiums
Long term insurance	4,542	4,739	4,775
General insurance	887	889	1,046
	5,429	5,628	5,821
Premiums ceded to reinsurers	(178)	(168)	(181)
Net change in provision for unearned premiums	93	156	8
Net earned premiums on insurance contracts	5,344	5,616	5,648

	2008	2007	2006
	£m	£m	£m
Claims incurred
Long term insurance	(3,450)	(2,599)	(2,012)
General insurance	(334)	(420)	(333)
	(3,784)	(3,019)	(2,345)
Claim recoveries from reinsurers	81	67	17
Net claims incurred on insurance contracts	(3,703)	(2,952)	(2,328)

6 Change in Investment Contract Liabilities

	2008	2007	2006
	£m	£m	£m
Net change in investment contracts designated at fair value through the income statement	12,863	(2,451)	(3,034)
Net change in investment contracts with a discretionary participating feature	(47)	(87)	124
	12,816	(2,538)	(2,910)

Notes to the Financial Statements
continued

7 Administrative Expenses

	2008	2007	2006
	£m	£m	£m
Administrative expenses include:
Mortgage endowment compensation			95
Regulatory provisions charge (Note 36):
Financial Services Compensation Scheme (FSCS) management expenses levy	200
Unauthorised overdraft charges		122
Colleague costs (Note 8)	2,983	2,911	2,674
Accommodation, repairs and maintenance	493	450	421
Technology	261	273	238
Marketing and communication	432	380	367

8 Colleagues

The Group refers to its employees as colleagues. Most UK based colleagues are contractually employed by the Group.

	2008	2007	2006
	Number	Number	Number
The average number of colleagues employed during the year was:
Full time	58,101	57,129	55,234
Part time	16,575	16,958	16,616
	74,676	74,087	71,850

	2008	2007	2006
	£m	£m	£m
The aggregate remuneration payable in respect of Group colleagues is included within administrative expenses and comprises:
Wages and salaries	2,348	2,340	2,137
Social security costs	207	226	228
Pension costs (Note 33)	268	201	205
Other post retirement benefits (Note 33)	4	5	3
Expense arising from share-based payments (Note 40)	156	139	101
	2,983	2,911	2,674

9 Directors’ Remuneration

	2008	2007	2006
	£’000	£’000	£’000
Emoluments	8,891	11,834	9,577
Compensation for loss of office(a)		1,475
	8,891	13,309	9,577
Total potential pre-tax gains on share options exercised	1	715	402
Total potential pre-tax gains on share schemes vested	1,306	4,989	6,681
	10,198	19,013	16,660

(a) This includes non monetary benefits of £nil (2007 £nil, 2006 £nil).

Highest Paid Director

	2008		2007	2006
	£’000		£’000	£’000
Emoluments(b)	1,452		2,606	1,570
Total potential pre-tax gains on share options exercised			3
Total potential pre-tax gains on share schemes vested	603	(c)	412	1,650
	2,055		3,021	3,220

(b) This includes the 2007 element of the 2007/2008 biennial cash incentive of £121,000 (2007 £172,000).
(c) As reported previously, a retention reward originally granted in January 2002 matured in 2005. At this time, this was converted into shares and was subsequently placed in the sharekicker scheme maturing in March 2008. The value at maturity was £466,000 and this is included in gains on share schemes vested.

Notes to the Financial Statements
continued

9 Directors’ Remuneration continued

The total emoluments including taxable benefits and allowances of Directors in the year are set out in the tables below:

	Salary and fees	Taxable benefits and allowances	Total year ended 2008	Total year ended 2007		Total 2008 excluding pension allowance	Total 2007 excluding pension allowance
	£’000	£’000	£’000	£’000		£’000	£’000
Chairman
Dennis Stevenson	795	20	815	821		815	821

Executive Directors
Peter Cummings	675	193	868	2,434		699	2,276
Jo Dawson	615	164	779	943		625	837
Mike Ellis	650	173	823	292	(2)	660	250
Philip Gore-Randall	552	174	726	275	(2)	588	235
Andy Hornby	1,025	306	1,331	1,672		1,075	1,437
Colin Matthew	630	179	809	1,055		652	905
Dan Watkins	520	162	682	287	(2)	552	247

Non-executive Directors
Richard Cousins	99		99	70		99	70
Sir Ron Garrick	258		258	235		258	235
Anthony Hobson	230		230	221		230	221
Karen Jones	135		135	100		135	100
John E Mack	117		117	66		117	66
Coline McConville	192		192	151		192	151
Kate Nealon	138		138	151		138	151

Former Directors	244	58	302	3,441		248	3,184
	6,875	1,429	8,304	12,214		7,083	11,186
Biennial cash incentive for 2007/2008 (1)			587	1,095		587	1,095
Total			8,891	13,309		7,670	12,281

(1)The biennial cash incentive 2007/2008 comprises only the element earned in 2007 but deferred and includes Peter Cummings £79,000 (2007 £172,000), Jo Dawson £72,000 (2007 £156,000), Mike Ellis £20,000 (2007 £nil), Philip Gore-Randall £19,000 (2007 £nil), Andy Hornby £121,000 (2007 £254,000), Colin Matthew £73,000 (2007 £160,000), Dan Watkins £54,000 (2007 £42,000), Former Directors £149,000 (2007 £311,000). The Directors waived their rights to any payment in respect of the 2008 element of the scheme.

(2)Part year only.

Notes to the Financial Statements
continued

9 Directors’ Remuneration continued

	Salary and fees	Taxable benefits and allowances	Total year ended 2006	Total 2006 excluding pension allowance
	£’000	£’000	£’000	£’000
Chairman
Dennis Stevenson	628		628	628

Executive Directors
Peter Cummings	547	119	666	561
Jo Dawson	303		303	303
Andy Hornby	787	177	964	811
Colin Matthew	567	126	693	586

Non-executive Directors
Sir Ron Garrick	213		213	213
Anthony Hobson	250		250	250
Karen Jones	62		62	62
Coline McConville	111		111	111
Kate Nealon	138		138	138

Former Directors	1,955	335	2,290	1,999
	5,561	757	6,318	5,662
Annual cash incentive for 2006 (1)			3,259	3,259
Total			9,577	8,921

(1)The annual cash incentive 2006 includes Peter Cummings £825,000, Jo Dawson £211,000, Andy Hornby £606,000, Colin Matthew £400,000, Former Directors £1,217,000.

Emoluments
No bonuses were paid to any Directors with respect to 2008 following waiver by the Directors of their respective rights to receive these bonus payments. Remuneration in respect of Non-executive Directors consists solely of fees. No short or long term bonuses or benefits were paid to any of the Non-executive Directors in the year.

The Group did not make any payments to Directors’ pensions during the year. The table above includes in “taxable benefits and allowances” the non-pensionable cash allowances payable to Executive Directors in lieu of any further service-related pension accrual. The cash allowance was equivalent to 25% of salary, payable monthly. The allowances paid in 2008 were: Peter Cummings £168,833; Jo Dawson £153,833; Mike Ellis £162,500; Philip Gore-Randall £138,000; Andy Hornby £256,000; Colin Matthew £157,416; Dan Watkins £130,000; Phil Hodkinson £53,750.

During the year the non-pensionable cash allowance for Andy Hornby was increased by the Remuneration Committee of the Group to 50% of salary with effect from April 2006. Andy Hornby waived his entitlement to receive this incremental backdated increase of £645,000. His allowance of £256,000 is equivalent to 25% of salary in 2008 as paid to all other Executive Directors.

Comparative year end totals of emoluments excluding the non-pensionable cash allowances are also shown in the table above.

Pension contributions paid, or treated as paid in the year, was nil (2007 £5,000, 2006 £34,000) to defined benefit schemes and nil (2007 nil, 2006 nil) to money purchase schemes and were attributed to nil Directors (2007 one, 2006 four). Nil contributions related to the highest paid Director (2007 nil, 2006 £7,000) resulting an accrued pension of £240,000 at the year end (2007 £344,000, 2006 £184,000). Nil (2007 nil, 2006 nil) was paid to past Directors in respect of retirement benefits in excess of their normal entitlements.

The fees paid to Dennis Stevenson comprise a payment made to him personally in respect of his service as Chairman of the Group of £795,000 (2007 £707,500, 2006 £628,000).

From 1 May 2007 the basic Board membership fee payable to Non-executive Directors was at a rate of £66,000 p.a. and from 1 May 2008 this basic Board membership fee was increased to a rate of £70,000 p.a. The basic Board membership fee covers the full range of duties and responsibilities associated with Non-Executive Directorship, including attending Board meetings and the Group’s Annual General Meeting.

Notes to the Financial Statements
continued

9 Directors’ Remuneration continued

The figures shown in the table above also include, in respect of Non-executive Directors, fees for service on Committees of the Board and, where relevant, fees for services as Directors of Subsidiaries and Joint Ventures and for service on other Committees.

The taxable benefits and allowances payment to Dennis Stevenson comprises a Distant Accommodation Allowance of £20,000 p.a.

Taxable benefits and allowances for the Executive Directors comprise, where relevant, the benefit in kind values of company cars, healthcare, life assurance, concessionary rate mortgages and, a contribution towards the cost of providing distant accommodation away from the Executive Director’s primary residential area, as well as the non-pensionable cash allowance mentioned earlier.

Resignations and terminations
Phil Hodkinson retired as main board Director on 30 April 2008. He received no termination payment, and his pension benefits, based on service to 5 April 2006 (when further service based accrual ceased) and final pensionable salary at retirement, were reduced for early retirement based on the period between his retirement date and his 55th birthday in line with his contractual entitlements having served 5 years as an Executive Director.

Charles Dunstone stood down as Non-executive Director from the Board immediately following the Group’s Annual General Meeting on 29 April 2008. Termination payments are not made to Non-executive Directors and no such payment was made to Charles Dunstone.

On 16 January 2009, on the acquisition of the Group by Lloyds TSB Group plc (now Lloyds Banking Group plc (LBG)) becoming effective, the Chairman and all other Directors of the Group (other than Jo Dawson, Philip Gore-Randall and Dan Watkins) were required to resign from the Board of the Group. Jo Dawson, Philip Gore-Randall and Dan Watkins will resign from the Board of the Group during 2009. For departing Executive Directors, the total payments and pension arrangements put in place at the termination of their respective employments do not, or will not, (as the case may be) go beyond their legal entitlements. No severance payments will be made to Jo Dawson or Dan Watkins on their resignation from the Board of the Group, as they continue to be employed by LBG.

On termination of their contracts by the Group, Messrs Hornby and Stevenson waived their respective entitlements to receive their contractual severance payments under their service agreements. Andy Hornby received a statutory redundancy payment of £2,970.

It was agreed that, on termination of their contracts, the following Executive Directors would receive payments in lieu of notice (equivalent to 12 months’ salary) in accordance with their contractual entitlements; for entering into certain post-termination restrictive covenants (approximately £10,000); and, in the case of Peter Cummings and Colin Matthew, statutory redundancy. In total, these payments are as follows: Peter Cummings £702,080; Mike Ellis £670,500; Philip Gore-Randall £568,000; Colin Matthew £656,405. No payments were made with respect to further service based pension accrual, or in lieu of pension. On termination of his contract, Peter Cummings waived his right to receive a contractual bonus entitlement of £1,320,000 which had been earned in 2007 but deferred pursuant to its terms.

Pensions
The pension entitlements of the Executive Directors who were active members of the HBOS Final Salary Pension Scheme (the Scheme) as at 31 December 2008 are set out in the table below:

Executive Directors’ pension entitlements							Transfer value
				Increase			of net increase
				in accrued			to accrued
			Increase	pension			pension (less
		Accrued	in accrued	over year	Transfer	Increase	Director’s
		pension	pension	(net of	value	in transfer	contributions
	Age at	at 31/12/08	over year	inflation)	at 31/12/08	value	at 31/12/08)
Name	31/12/08	£’000 pa	£’000 pa	£’000 pa	£’000	£’000	£’000
P Cummings	53	369	25	7	7,090	1,120	141
J Dawson	46	100	11	6	1,394	210	85
A Hornby	41	240	20	9	2,813	406	103
C Matthew	58	416	18	(1)	9,089	1,290	(32)
D Watkins	46	218	56	47	2,845	873	619

The accrued pension at 31 December 2008 is the pension which the Director would have been entitled to receive based on his/her completed pensionable service, had he/she left on 31 December 2008 payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

The transfer values are based on the accrued pensions at 31 December 2008. The transfer value basis was reviewed during 2008 to take account of changes in legislation for the calculation of such values and the change in financial markets. The resulting increase in the transfer values is predominantly as a result of applying the new basis to the accrued pensions at 31 December 2008. The transfer values are the notional lump sums which would have been paid to another pension scheme for the benefit of the Director had he or she left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally.

Notes to the Financial Statements
continued

9 Directors’ Remuneration continued

The Director’s contribution is the personal contribution required, if any, under the terms of the Scheme. Members of the Scheme have the option to pay additional voluntary contributions: neither the additional voluntary contributions nor the resulting benefits are included in the table.

For those Directors whose benefits were above the “Lifetime Allowance” at “A-day”, there will be no further service accrual of benefits and no further Directors’ contributions*. Those Directors receive the non-pensionable cash allowance referred to previously.

Philip Gore-Randall is not included in the Scheme and simply receives the cash allowance referred to previously. Mike Ellis is in receipt of a pension from his earlier employment with the Group which is unaffected by, and independent of, his current employment. In respect of his current employment he receives the cash allowance referred to previously.

Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary. Pension and lump sum life assurance is provided from the Scheme and otherwise from separate arrangements with the Group. On death after retirement or after leaving service, a spouse’s or dependant’s pension may be payable. Children’s benefits may also be payable. Executive Directors who have five years’ service as an Executive Director have a contractual right to retire at age 55 or above with a non-reduced pension and at age 50 or above (but below age 55) with a reduced pension.

Pension increases after retirement are a mixture of guaranteed and discretionary. Scheme provisions vary by individual; the maximum extent of the Scheme guarantees is to increase pensions in line with the RPI, subject to a maximum of 5% p.a. and a minimum of 3% p.a. (no minimum for pensionable service after 31st March 2004). There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the RPI. Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

Peter Cummings and Colin Matthew retired on termination of their respective employments with the Group on 16 January 2009, as referred to in Resignations and Terminations above. Pension benefits for Colin Matthew were provided without reduction for early payment, based on his service to 5 April 2006 (when further service based accrual ceased) and his final pensionable salary at retirement in line with his contractual right as set out above.

Pension benefits for Peter Cummings were provided in accordance with the Group’s standard policy for Directors and senior managers retiring at age 50 and above. In such a case where a Director or senior manager retires by way of redundancy the Group does not reduce the pension payment to reflect retirement after the Director’s or senior manager’s 55th birthday. The notional additional capital cost of providing benefits for Peter Cummings in accordance with this policy was £0.7m. An actuarial reduction of 4.75% for early retirement based on the period between his retirement date and his 55th birthday was applied to his pension benefits based on service to 5 April 2006 (when further service based accrual ceased) and his final pensionable salary at retirement. As a result, and in waiving his entitlement to receive his contractual bonus of £1,320,000 referred to in ‘Resignations and Terminations’ above, Peter Cummings received in total less than his legal entitlements.

Potential pre-tax gains on share options exercised
During the year, two Directors exercised 2,045 options (2007 four Directors and 146,814 options, 2006 3 Directors and 52,514 options) under share option schemes. The highest paid Director did not exercise any share options (2007 600 share options, 2006 none).

Shares vested under long term incentive schemes
During the year, one Director (Peter Cummings) had a share grant of 43,350 released (2007 eight Directors had share grants of 530,101 released, 2006 five Directors had share grants of 598,416 released) under long term incentive schemes, in accordance with his contractual entitlement under the rules of the schemes. This relates to the 2003-2006 Long Term Incentive Plan which was granted in January 2003. As explained in previous annual reports, all participants could choose to take any shares released after three years based on a three year performance outcome or could continue to participate in the plan for a further two years and take shares at that point based on the better of the three year and five year performance outcomes. Peter Cummings elected to continue to participate in the plan for the further two years to the end of 2007. HBOS’s Total Shareholder Return over the five year performance period exceeded the weighted average of the comparator group by 1.57% consequently 183% of the original share grant was released under the terms of the long term incentive scheme on 27 February 2008. No share grant was released (2007 a share grant of 36,223, 2006 a share grant of 148,641) under long term incentive plans in respect of the highest paid Director.

* Dan Watkins has an element of pre April 2006 pension accrual being released over the period to April 2011.

Notes to the Financial Statements
continued

9 Directors’ Remuneration continued

Shares vested under short term incentive schemes
During the year, seven Directors had share grants of 428,938 released (2007 seven Directors had share grants of 121,744 released, 2006 five Directors had share grants of 101,045 released) under short term incentive schemes. As explained in previous annual reports, Executive Directors could elect to take their annual and biennial incentives in HBOS shares. If they elected to do so, and held the shares in trust for three years, additional shares were awarded. The release of these 428,938 shares relates to the shares placed in trust using short term incentive plan awards in 2004 together with the additional shares awarded following the three year holding period. In respect of the highest paid Director, a share grant of 49,191 was released (2007 a share grant of 5,710, 2006 a share grant of 32,908) under short term incentive plans. In addition a special award originally granted in 2002 of 212,739 shares was also released. None of these releases related to performance in 2008.

The value of additional shares is shown net of income tax and National Insurance liability although the value of the additional shares was grossed up to take account of the associated income tax and National Insurance payable by the participant.

Value of shares vested under free shares plan
During the year, 2,674 (2007 nil, 2006 nil) free shares relating to six Directors (2007 no Directors, 2006 no Directors) vested. In the year, seven (2007 six, 2006 none) directors were awarded shares under the free shares plan (see Note 40 for further detail). In respect of the highest paid Director, 333 (2007 nil, 2006 nil) free shares vested in the year.

The net value of assets other than money, shares and options received by the all the Directors was nil.

Change of control
All of the HBOS share plans contained a provision relating to change of control. The acquisition of HBOS by LBG resulted in awards and options vesting and becoming exercisable, in accordance with contractual entitlements under plan rules. Certain awards were exchanged for awards over LBG ordinary shares, but otherwise subject to the same terms as the original award. Certain options will also be exchanged to the extent they have not been exercised within the 6 month exercise period following the change of control.

Where the vesting of awards and options were subject to the satisfaction of performance conditions, in accordance with the plan rules and the terms of such conditions, the Remuneration Committee of the Group determined the extent to which such awards and options vested by taking into account the level of performance. In relation to the Directors, the Remuneration Committee exercised this discretion by reducing vesting to exclude any payments in relation to the 2008 financial year.

The total payments made to Directors of the Group on change of control were Peter Cummings, £129,000 and 2,051 share options; Jo Dawson £139,000 and 3,330 share options; Mike Ellis £83,000; Philip Gore-Randall £73,000; Andy Hornby £251,000 and 7,599 share options; Colin Matthew £151,000; and Dan Watkins £88,000 and 3,330 share options.

10 Auditors’ Remuneration

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group’s auditor and its associates:

	2008	2007	2006
	£m	£m	£m
Statutory audit of the Group and consolidated accounts	0.3	0.3	0.3
Fees payable for other services:
Audit of the Group’s subsidiaries pursuant to legislation	6.7	7.7	6.5
Other services pursuant to legislation	7.1	1.0	1.4
Total audit fees and audit related services	14.1	9.0	8.2
Tax services	0.5	0.8	0.9
Services relating to information technology		0.1	0.3
Services relating to corporate finance transactions	0.1	0.3	0.7
Other services	1.0	1.2	1.1
Total other services	1.6	2.4	3.0
Total 1	15.7	11.4	11.2

1	Excludes value added taxes

Other services pursuant to legislation includes reporting accountant services in support of the listing rules and includes the review of the half yearly results.

Notes to the Financial Statements
continued

11 Segmental Analysis

Principal activities of the HBOS Group are the provision of banking and other financial services in the UK and overseas.

The Group’s activities are organised on a divisional basis which reflect the business sector segments below. Group Items principally comprises the expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing and mailing.

Business sector

							2008
					Treasury &
			Insurance &		Asset	Group
	Retail	Corporate	Investment	International	Management	Items	Total
	£m	£m	£m	£m	£m	£m	£m
Net interest income – internal	(2,393)	300	(66)	(3,723)	5,882
Net Interest income – external	6,630	1,980	(31)	5,197	(5,605)		8,171
Net fee and commission income – internal	144	62	(490)	38	246
Net fee and commission income – external	1,002	377	(292)	101	(61)		1,127
Net trading income – external	56	(643)		21	(2,312)		(2,878)
Other operating income – internal	66	3		37	(106)
Other operating income – external	16	1,594	(4,728)	234	76		(2,808)
Net operating income/(expense)	5,521	3,673	(5,607)	1,905	(1,880)		3,612
Administrative expenses – internal	(635)	(246)	(118)		(233)	1,232
Administrative expenses – external	(1,339)	(649)	(726)	(786)	(65)	(1,549)	(5,114)
Depreciation and amortisation	(55)	(1,215)	(51)	(67)	(7)	(213)	(1,608)
Goodwill impairment	(69)		(4)	(85)			(158)
Other operating expenses			6,167	25			6,192
Operating expenses	(2,098)	(2,110)	5,268	(913)	(305)	(530)	(688)
Impairment losses on loans and advances	(2,230)	(6,669)		(958)			(9,857)
Impairment losses on investment securities		(737)		(35)	(1,421)		(2,193)
Operating (loss)/profit	1,193	(5,843)	(339)	(1)	(3,606)	(530)	(9,126)
Share of (loss)/profit of jointly controlled entities and associates	3	(950)	2	10	(21)		(956)
(Loss)/profit on sale of businesses	102			(845)			(743)
(Loss)/profit before taxation	1,298	(6,793)	(337)	(836)	(3,627)	(530)	(10,825)

Total assets	266,197	127,705	77,588	67,865	147,148	3,414	689,917
Included in total assets:
Interests in jointly controlled entities and associates	70	952	(38)	166	11		1,161
Loans and advances to customers	255,284	116,388		60,997	2,554		435,223

Total liabilities	192,233	54,470	68,580	24,212	336,244	679	676,418
Included in total liabilities:
Customer accounts	143,703	38,500	87	6,507	33,454		222,251
Capital expenditure on property and equipment and software	91	1	144	111	12	357	716

Notes to the Financial Statements
continued

11 Segmental Analysis continued

Business sector

In July 2008 the Group announced a divisional reorganisation under which the Group’s Business Banking became part of Corporate division, moving from Retail division. In addition, there was a transfer of Trading Cash Management from Treasury to Corporate division. Accordingly the 2007 comparatives have been reclassified to reflect this new structure and certain other minor reorganisations. There is no impact on the 2007 Consolidated Balance Sheet and Income Statement as previously published.

							2007
					Treasury &
			Insurance &		Asset	Group
	Retail	Corporate	Investment	International	Management	Items	Total
	£m	£m	£m	£m	£m	£m	£m
Net interest income – internal	(1,024)	393	(70)	(1,269)	1,970
Net interest income – external	5,020	1,769	(28)	2,357	(1,814)		7,304
Net fee and commission income – internal	184	13	(168)	21	(50)
Net fee and commission income – external	1,042	448	(521)	45	246		1,260
Net trading income – external	(7)	65	(7)	(3)	130		178
Other operating income – internal	19	15		45	(79)
Other operating income – external	58	2,043	9,611	652	185		12,549
Net operating income	5,292	4,746	8,817	1,848	588		21,291
Administrative expenses – internal	(641)	(182)	(113)	(6)	(42)	984
Administrative expenses – external	(1,452)	(773)	(680)	(665)	(283)	(1,126)	(4,979)
Depreciation and amortisation	(70)	(1,018)	(57)	(54)	(4)	(199)	(1,402)
Goodwill impairment			(5)				(5)
Other operating expenses			(7,406)	(278)			(7,684)
Operating expenses	(2,163)	(1,973)	(8,261)	(1,003)	(329)	(341)	(14,070)
Impairment losses on loans and advances	(1,277)	(619)		(116)			(2,012)
Impairment losses on investment securities	(22)	(37)		(1)			(60)
Operating profit/(loss)	1,830	2,117	556	728	259	(341)	5,149
Share of (loss)/profit of jointly controlled entities and associates	(9)	232	(2)	17	(4)		234
Profit on sale of businesses	87				4		91
Profit/(loss) before taxation	1,908	2,349	554	745	259	(341)	5,474

Total assets	259,255	122,642	88,454	76,087	119,806	773	667,017
Included in total assets:
Interests in jointly controlled entities and associates	83	1,525	(41)	133	24		1,724
Loans and advances to customers	252,595	110,087		67,094	231		430,007

Total liabilities	218,614	59,624	81,905	35,580	245,758	3,302	644,783
Included in total liabilities:
Customer accounts	154,034	48,334	101	23,585	17,167		243,221
Capital expenditure on property and equipment and software	6	43	11	83	16	397	556

Notes to the Financial Statements
continued

11 Segmental Analysis continued

Business sector

In March 2007 the Group announced a divisional reorganisation under which the Group’s European Corporate business became part of Corporate division moving from International division. Accordingly the 2006 comparatives have been reclassified to reflect the new structure.

							2006
					Treasury &
			Insurance &		Asset	Group
	Retail	Corporate	Investment	International (b)	Management	Items	Total
	£m	£m	£m	£m	£m	£m	£m
Net interest income – internal	(393)	(549)	(70)	(1,149)	2,161
Net interest income – external	4,503	2,591	(23)	2,285	(1,956)		7,400
Net fee and commission income – internal	185	12	(185)	4	(16)
Net fee and commission income – external	1,082	377	(480)	25	159		1,163
Net trading income – external	9	30		4	249		292
Other operating income – internal	(1)				1
Other operating income – external	44	1,374	11,561	859	21		13,859
Net operating income	5,429	3,835	10,803	2,028	619		22,714
Administrative expenses – internal	(658)	(165)	(98)	(2)	(22)	945
Administrative expenses – external	(1,403)	(704)	(671)	(581)	(270)	(994)	(4,623)
Depreciation and amortisation	(69)	(827)	(51)	(49)	(4)	(192)	(1,192)
Goodwill impairment		(41)	(14)				(55)
Other operating expenses			(9,242)	(459)			(9,701)
Operating expenses	(2,130)	(1,737)	(10,076)	(1,091)	(296)	(241)	(15,571)
Impairment losses on loans and advances	(1,088)	(438)		(216)			(1,742)
Impairment losses on investment securities		(69)		(2)			(71)
Operating profit	2,211	1,591	727	719	323	(241)	5,330
Share of profit of jointly controlled entities and associates	2	156	(37)	4	1		126
Non-operating income	48			180	22		250
Profit before taxation	2,261	1,747	690	903	346	(241)	5,706

Total assets (a)	242,326	101,494	82,656	57,900	106,658	779	591,813
Included in total assets:
Interests in jointly controlled entities and associates	57	536	(43)	51			601
Loans and advances to customers	237,080	90,187		48,684	857		376,808

Total liabilities (a)	235,405	94,415	77,421	57,794	104,828	779	570,642
Included in total liabilities:
Customer accounts	140,627	43,469		17,509	10,252		211,857
Capital expenditure on property and equipment and software	7	39	18	72	10	351	497

(a)	The total assets and total liabilities of Corporate include £1,388m and £909m respectively, being the assets and liabilities of the disposal group.
(b)	International division includes the income and expenses of Drive which was disposed of during 2006.

Notes to the Financial Statements
continued

11 Segmental Analysis continued

Geographical
The table below analyses the Group results and assets by geographical area based on the location of the customer.

			2008			2007
		Rest			Rest
	UK	of world	Total	UK	of world	Total
	£m	£m	£m	£m	£m	£m
Net interest income	6,455	1,716	8,171	6.044	1,260	7,304
Net fees and commission income	950	177	1,127	1,110	150	1,260
Net trading income	(3,104)	226	(2,878)	144	34	178
Other operating income	28	(2,836)	(2,808)	11,135	1,414	12,549
Net operating income	4,329	(717)	3,612	18,433	2,858	21,291
Administrative expenses	(4,290)	(824)	(5,114)	(4,289)	(690)	(4,979)
Depreciation and amortisation	(1,535)	(73)	(1,608)	(1,341)	(61)	(1,402)
Goodwill impairment	(143)	(15)	(158)	(5)		(5)
Other operating expenses	6,690	(498)	6,192	(6,743)	(941)	(7,684)
Operating expenses	722	(1,410)	(688)	(12,378)	(1,692)	(14,070)
Impairment losses on loans and advances	(8,899)	(958)	(9,857)	(1,893)	(119)	(2,012)
Impairment on investment securities	(2,158)	(35)	(2,193)	(59)	(1)	(60)
Operating profit	(6,006)	(3,120)	(9,126)	4,103	1,046	5,149
Share of (loss)/profit of jointly controlled entities and associates	(920)	(36)	(956)	51	183	234
(Loss)/profit on sale of businesses	102	(845)	(743)	91		91
Profit before taxation	(6,824)	(4,001)	(10,825)	4,245	1,229	5,474

Total assets	550,500	139,417	689,917	532,572	134,445	667,017
Included in total assets:
Interests in jointly controlled entities and associates	756	405	1,161	1,442	282	1,724

Total liabilities	524,991	151,427	676,418	498,417	146,366	644,783
Included in total liabilities:
Capital expenditure on property and equipment and software	575	141	716	473	83	556

Notes to the Financial Statements
continued

11 Segmental Analysis continued

Geographical
The table below analyses the Group results and assets by geographical area based on the location of the customer.

			2006
	UK	Rest	Total
		of world
	£m	£m	£m
Net interest income	6,393	1,007	7,400
Net fees and commission income	937	226	1,163
Net trading income	284	8	292
Other operating income	12,652	1,207	13,859
Net operating income	20,266	2,448	22,714
Administrative expenses	(4,044)	(579)	(4,623)
Depreciation and amortisation	(1,121)	(71)	(1,192)
Goodwill impairment	(55)		(55)
Other operating expenses	(8,857)	(844)	(9,701)
Operating expenses	(14,077)	(1,494)	(15,571)
Impairment losses on loans and advances	(1,521)	(221)	(1,742)
Impairment on investment securities	(69)	(2)	(71)
Operating profit	4,599	731	5,330
Share of profit of jointly controlled
entities and associated undertakings	65	61	126
Non operating income	70	180	250
Profit before taxation	4,734	972	5,706

Total assets	499,767	92,046	591,813
Included in total assets
Interests in jointly controlled entities and associated undertakings	536	65	601
Total liabilities	484,284	86,358	570,642
Included in total liabilities:
Capital expenditure on property and equipment and software	425	72	497

12 Impairment Provisions and Losses on Loans and Advances

a) Impairment provisions and losses on loans and advances to customers designated as loans and receivables

	2008	2007	2006
Impairment provisions	£m	£m	£m
At 1 January	3,373	3,089	2,938
New impairment provisions less releases	9,964	2,111	1,819
Amounts written off	(2,515)	(1,726)	(1,485)
Disposal of subsidiary undertakings	(115)		(65)
Discount unwind/interest income on impaired loans and advances to customers	(149)	(129)	(99)
Foreign exchange translation	135	28	(19)
At 31 December	10,693	3,373	3,089
Impairment provisions are held in respect of:
Retail secured lending	1,219	330	408
Retail unsecured lending	1,819	1,889	1,700
Corporate	6,563	832	981
International	1,092	322
	10,693	3,373	3,089

Impairment losses	2008	2007	2006
	£m	£m	£m
New impairment provisions less releases	9,964	2,111	1,819
Recoveries of amounts previously written off	(107)	(99)	(77)
Net charge to income statement	9,857	2,012	1,742

Notes to the Financial Statements
continued

12 Impairment Provisions and Losses on Loans and Advances continued

b) Impairment provisions and losses on investment securities

Total impairment losses on investment securities of £2,193m (2007 £60m, 2006 £71m) have been charged to the income statement, of which £1,270m (2007 £23m, 2006 £nil) relates to available for sale financial assets (Note 41) and £923m (2007 £37m, 2006 £nil) relates to loans and receivables, as shown below.

	2008	2007	2006
Impairment provisions	£m	£m	£m
At 1 January
New impairment provisions less releases	923	37
Amounts written off		(37)
At 31 December	923
Impairment provisions are held in respect of:
Treasury	773
Corporate	150
	923

Impairment losses	2008	2007	2006
	£m	£m	£m
New impairment provisions less releases	923	37
Net charge to income statement	923	37

13 Taxation

The tax credit for the year of £3,409m (2007 tax charge of £1,365m, 2006 tax charge of £1,772m) includes a £893m tax credit (2007 £18m tax charge, 2006 £220m tax charge) in respect of the tax attributable to the policyholder earnings in the Group’s UK life companies. The 2007 tax charge of £1,365m includes a credit of £178m in respect of the change in the rate of UK corporation tax. An overseas tax charge of £233m (2007 £293m) is within the tax credit of £3,409m.

	2008	2007	2006
	£m	£m	£m
Current tax
Corporation tax on profit for the year	(286)	1,156	978
Adjustments in respect of prior years	(343)	(32)
Overseas taxation on profit for the year	219	285	206
Adjustments in respect of prior years	14	8
Relief for overseas taxation	(49)	(73)	(73)
	(445)	1,344	1,111
Deferred tax
Origination and reversal of temporary differences	(2,939)	189	661
Adjustments in respect of prior years	(25)	10
Deferred tax changes in rates of corporation tax (Note 34)		(178)
	(2,964)	21	661
Total income tax on (loss)/profit	(3,409)	1,365	1,772

The above tax expense is made up as follows:
Tax on policyholder returns	(893)	18	220
Tax on shareholder returns	(2,516)	1,347	1,552

The main UK corporation tax rate reduced from 30% to 28% in April 2008. The average rate of UK corporation tax for the year to December 2008 is 28.5%.

The effective tax rate for the year is 31.5% (2007 24.9%, 2006 31%) which is higher (2007 lower, 2006 higher) than the average rate of 28.5%. The difference are explained below:

Notes to the Financial Statements
continued

13 Taxation continued

	2008	2007	2006
	£m	£m	£m
(Loss)/profit before taxation	(10,825)	5,474	5,706
Expected tax (credit)/charge at 28.5% (2007 30%, 2006 30%)	(3,085)	1,642	1,712
Effects of:
Changes in rates of corporation tax on deferred tax assets and liabilities	11	(178)
(Income)/expenses not deductible/(chargeable) for tax purposes	358	(48)	9
Net effect of differing tax rates overseas	20	29	16
Gains exempted or covered by losses	(135)	(90)	(109)
Policyholder tax for life assurance business	(639)	13	154
Impairment on investment securities	56	16	23
Adjustments in respect of previous periods	(341)	(14)	(7)
Tax losses where no deferred tax provided	310
Other	36	(5)	(26)
Total income tax on (loss)/profit	(3,409)	1,365	1,772
Current tax credit recognised directly in equity
Relating to share plans		(21)	(24)
Relating to available for sale investments	(11)	(117)	(10)
	(11)	(138)	(34)
Deferred tax (credit)/charge recognised directly in equity (Note 34)
Relating to share plans	(2)	64	(62)
Relating to available for sale investments	(1,917)	(65)	20
Relating to cash flow hedges	(376)	(219)	125
Relating to employee benefits	202	130	56
Relating to long term assurance		5
Relating to other		(1)
	(2,089)	(86)	139
In addition there is £nil (2007 £1m, 2006 £nil) recognised in equity relating to changes in the rates of corporation tax (Note 34).

14 Earnings Per Share

Basic and diluted earnings per ordinary share are based upon Group (loss)/profit attributable to ordinary shareholders of £(7,580)m (2007 profit £3,965m, 2006 profit £3,820m) which is calculated as follows:

	2008	2007	2006
	£m	£m	£m
(Loss)/profit attributable to parent company shareholders	(7,499)	4,045	3,879
Profit attributable to preference shareholders	(81)	(80)	(59)
Profit of disposal group held for sale attributable to ordinary shareholders			(3)
(Loss)/profit attributable to ordinary shareholders for continuing operations	(7,580)	3,965	3,817

The average number of ordinary shares in issue in the prior years has been adjusted by the adjustment factor of 1.001 arising from the Rights Issue and by a factor of 1.026 arising from the Capitalisation Issue. The impact on previously published comparatives is as follows:

	as published		reclassified
	2007		2007
Average number of ordinary shares in issue for basic EPS (millions)	3,735		3,835
- Earnings (basic)	106.2	p	103.4	p
- Earnings (diluted)	105.5	p	102.8	p

	as published		reclassified
	2006		2006
Average number of ordinary shares in issue for basic EPS (millions)	3,796		3,898
Basic earnings per ordinary share:
- Continuing operations	100.5	p	97.9	p
- Disposal group	0.1	p	0.1	p
- Total	100.6	p	98.0	p
Diluted earnings per ordinary share:
- Continuing operations	99.4	p	96.9	p
- Disposal group	0.1	p	0.1	p
- Total	99.5	p	97.0	p

Notes to the Financial Statements
continued

14 Earnings Per Share continued

To calculate basic earnings per ordinary share the weighted average number of 25p ordinary shares is used and for diluted earnings per ordinary share the weighted average number of actual and potential 25p ordinary shares is used. Details of these are given below:

	2008	2007	2006
	Number	Number	Number
	million	million	million
		(reclassified)	(reclassified)
Actual weighted average number of shares in issue	4,518	3,835	3,898
Effect of dilutive share options and shares potentially to be issued or allotted	17	23	42
Potential weighted average number of shares in issue	4,535	3,858	3,940

The basic and diluted earnings per ordinary share are given below:
		2008	2007
		pence	pence
			(reclassified)
Earnings per ordinary share (continuing operations)
Basic		(167.8)	103.4
Diluted(1)		(167.8)	102.8

			2006
			pence
			(reclassified)
Earnings per ordinary share
Basic - continuing operations			97.9
Basic - disposal group			0.1
Basic - total			98.0

Diluted1- continuing operations			96.9
Diluted1- disposal group			0.1
Diluted1- total			97.0

(1) The effect of dilutive share options and shares potentially to be issued or allotted has not been included in the calculation of diluted earnings per share for 2008 because doing so would have an anti-dilutive effect.

15 (Loss)/Profit Attributable To Equity Shareholders

Of the loss attributable to equity shareholders a loss of £1,902m (2007 profit £1,731m) is dealt with in the financial statements of the Parent Company.

16 Financial Instruments Held for Trading

Financial assets and liabilities held for trading (other than derivatives) are as follows:

	2008	2007
	£m	£m

Financial assets held for trading
Debt securities	13,538	36,723
Loans and advances to banks	3,344	11,601
Loans and advances to customers	5,689	6,357
Total	22,571	54,681

Financial liabilities held for trading
Debt securities in issue		469
Deposits by banks	7,631	8,989
Customer accounts	11,220	13,247
Total	18,851	22,705

Financial assets held for trading include £4,369m (2007 £4,711m) subject to repurchase (Note 54).

Notes to the Financial Statements
continued

16 Financial Instruments Held for Trading continued

Following the International Accounting Standards Board’s (IASB) decision in October 2008 to permit the reclassification of Financial Assets, the Group’s Treasury division reclassified certain securities from assets held for trading into the available for sale (AFS) portfolio, and subsequently, in light of increasing illiquidity in the markets for asset backed securities (ABS), changed the classification of ABS from AFS to loans and receivables. Further details of these reclassifications are shown in Note 45.

17 Derivatives

The Group’s derivative transactions are either customer driven and generally matched, held within policyholder funds as permitted by the investment strategies or are carried out for proprietary purposes within limits approved by the Board. Where a derivative held for economic hedging purposes does not qualify for hedge accounting, it is classified below as held for trading.

The Group uses interest rate swaps, cross currency swaps and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of the macro cash flow, micro fair value and net investment hedge approaches.

		2008		2007
		Fair value		Fair value
	Asset	Liability	Asset	Liability
	£m	£m	£m	£m
Total derivatives assets/liabilities:
Held for trading	29,728	29,608	9,381	8,068
Held as qualifying hedges	22,082	9,297	4,760	4,243
Total recognised derivative assets/liabilities	51,810	38,905	14,141	12,311

		2008		2007
		Fair value		Fair value
	Asset	Liability	Asset	Liability
	£m	£m	£m	£m
Derivatives held for trading
Exchange rate related contracts:
Forward foreign exchange	2,209	3,690	1,035	856
Cross currency swaps	3,144	1,207	667	297
Options			1	1
	5,353	4,897	1,703	1,154
Interest rate related contracts:
Interest rate swaps	19,417	21,267	5,716	5,598
Forward rate agreements	1,474	1,461	119	111
Options	1,031	760	225	287
Futures	99	199	20	40
	22,021	23,687	6,080	6,036
Equity/index and commodity related contracts:
Options and swaps	1,606	991	1,412	870
Credit related contracts:
Credit default swaps	748	33	186	8
Total derivative assets/liabilities held for trading	29,728	29,608	9,381	8,068

Notes to the Financial Statements
continued

17 Derivatives continued

The Group has entered into derivative contracts for qualifying hedges as noted below:

		2008		2007
		Fair value		Fair value
	Asset	Liability	Asset	Liability
	£m	£m	£m	£m
Derivatives held as qualifying hedges
Derivatives designated as fair value hedges:
Interest rate swaps	4,738	574	732	575
Forward foreign exchange				27
Cross currency swaps	8,863	183	1,679	1,682
Options		55
	13,601	812	2,411	2,284
Derivatives designated as cash flow hedges:
Interest rate swaps	7,218	8,337	1,558	1,801
Forward rate agreements	46	21	10	4
Cross currency swaps	1,037	123	756	139
Option	180
Futures		4	25	15
	8,481	8,485	2,349	1,959
Total derivative assets/liabilities held as qualifying hedges	22,082	9,297	4,760	4,243

18 Loans and Advances to Customers

	2008	2007
	£m	£m
Retail secured lending	239,758	235,858
Retail unsecured lending	18,592	18,908
Corporate, International and Treasury	187,566	178,614
Gross loans and advances to customers	445,916	433,380
Impairment losses on loans and advances (Note 12)	(10,693)	(3,373)
Net loans and advances to customers	435,223	430,007

Included in loans and advances to customers is £56,858m (2007 £nil) subject to repurchase (Note 54).

Loans and advances to customers include advances securitised under the Group’s securitisation and covered bonds programmes. Further details are given on Note 19.

Notes to the Financial Statements
continued

18 Loans and Advances to Customers continued

The Group’s lending exposure before impairment provisions and before taking account of collateral is analysed below:

	2008	2007
	£m	£m
Agriculture, forestry and fishing	574	647
Energy	1,318	2,269
Manufacturing industry	3,887	4,332
Construction and property	46,634	41,099
Hotels, restaurants and wholesale and retail trade	12,368	12,620
Transport, storage and communication	7,693	6,834
Financial	8,729	6,312
Other services	12,688	14,749
Individuals
Residential mortgages	238,696	235,771
Other personal lending	22,604	19,229
Non-UK residents	90,725	89,518
	445,916	433,380

	2008	2007
	£m	£m
Loans and advances that are neither past due nor impaired (Note 48)	403,484	411,389
Loans and advances that are past due but not impaired (Note 48)	16,401	11,629
Impaired loans (Note 48)	26,031	10,362
	445,916	433,380

Included in loans and advances that are neither past due nor impaired are £478m (2007 £229m) of troubled debt restructured loans that would have been past due or impaired had their terms not been renegotiated.

Loans and advances to customers include finance leases analysed as follows:

	2008	2007
	£m	£m
Gross investment in finance receivables:
Within one year	2,994	3,206
Between one and five years	4,904	5,805
More than five years	3,986	4,221
	11,884	13,232
Less: unearned finance income	(1,849)	(3,234)
Present value of minimum lease payments	10,035	9,998

Analysed as:
Within one year	2,407	2,669
Between one and five years	3,796	4,646
More than five years	3,832	2,683
Finance lease receivables	10,035	9,998

At 31 December 2008 total unguaranteed residual values accrued to the benefit of the Group amounted to £nil (2007 £20m) and total accumulated allowance for uncollectable minimum lease payments receivable amounted to £105m (2007 £67m).

Notes to the Financial Statements
continued

19 Securitisation and Covered Bonds

a) Securitisation
Loans and advances to customers include advances securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs). As the SPEs are funded by the issue of debt on terms whereby some of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these advances are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue.

b) Covered bonds
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group. The Group retains substantially all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet, with the related covered bonds included within debt securities in issue.

The Group’s principal securitisation and covered bonds programmes, together with the balances of the advances subject to notes in issue at 31 December, are listed below. The notes in issue are reported in Note 37.

			2008		2007
		Gross assets	Notes in	Gross assets	Notes in
		securitised	issue	securitised	issue
Securitisation	Type of loan	£m	£m	£m	£m
Permanent	UK residential mortgages	32,613	38,490	31,577	31,540
Mound	UK residential mortgages	8,063	8,238	4,545	4,454
Swan	Australian residential mortgages			2,726	2,689
Candide	Dutch residential mortgages	5,569	5,704	2,705	2,759
Prominent	Commercial loans	1,053	1,149	1,107	1,108
Pendeford	UK residential mortgages	9,888	9,870	2,508	2,551
Melrose	Commercial loans			750	1,134
Balliol	UK residential mortgages	12,701	12,549
Brae	UK residential mortgages	9,213	9,955
Dakota	UK residential mortgages	3,988	3,885
Deva	UK residential mortgages	6,747	6,703
Penarth	Credit card receivables	4,189	2,633
Tioba	UK residential mortgages	2,647	2,568
Trinity	UK residential mortgages	12,975	12,638
Wolfhound	Irish residential mortgages	4,083	4,107
Other	UK residential mortgages	68	179	68	182
		113,797	118,668	45,986	46,417

Covered Bonds
Covered Bonds	UK residential mortgages	51,756	49,408	34,711	38,315
Social Housing Covered Bonds	UK residential mortgages	3,475	2,919	2,354	1,519
		55,231	52,327	37,065	39,834
Total securitisations and covered bonds		169,028	170,995	83,051	86,251
Less loan notes held by the Group		(97,363)	(94,265)	(1,258)	(1,258)
Total		71,665	76,730	81,793	84,993

The balances reported for the Prominent securitisation above include £456m (2007 £459m) advances and £456m (2007 £459m) notes in issue that arise from a funded synthetic securitisation.

Cash deposits of £12,423m (2007 £5,144m) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs and other legal obligations.

In addition to the programmes noted above, the Group entered into synthetic securitisations, referencing an asset pool of £nil (2007 £14,089), using credit default swaps of of £nil (2007 £40m).

In total the Group has securitised £97,363m of mortgage assets under certain securitisation and covered bond programmes and purchased all of the loan notes in issue relating to those issuances for £94,265m. These transactions did not lead to any derecognition of the mortgage assets as the Group has retained all of the risks and rewards associated with the loan notes. See Note 54 for further details about the Group’s repurchase transactions.

Notes to the Financial Statements
continued

19 Securitisation and Covered Bonds continued

c) Other Special Purpose Entities
In addition to the SPEs described above, the Group sponsors two conduit programmes, Grampian and Landale, which invest in asset-backed securities funded by commercial paper or through banking facilities. Details of the assets secured under these conduit programmes are given in Note 20.

The SPEs within these conduit programmes are consolidated fully, except for two of the five SPE’s within Landale. One is the central funding company for the conduit that obtains external funding and lends it to the purchasing companies. The second is a purchasing company that has acquired floating rate notes issued under the Group’s mortgage securitisation programmes and which is supported by liquidity lines that are provided by third party banks. These entities are not consolidated as there are insufficient indicators of control, in particular as the credit risk relating to the assets held by the entities and the liquidity risks are not borne by the Group. If these two entities were consolidated by the Group the financial impact would be minimal with the principal effects increasing deposits by banks by £1,126m (2007 £1,756m) and customer accounts by £51m (2007 £100m) and increasing debt securities in issue by £50m (2007 decrease by £1,856m). Group profit before tax would be increased by £2m (2007 £0.5m).

20 Investment Securities

						2008
	Policyholder
	assets at fair	At fair value
	value through	through
	the income	the income	Available	Loans and
	statement	statement	for sale	receivables		Total
	£m	£m	£m	£m		£m
Listed
Debt securities	20,880	6,145	22,071	25,325		74,421
Equity shares	37,806	293	112			38,211
Total listed	58,686	6,438	22,183	25,325		112,632
Unlisted
Debt securities	350	410	3,716	13,728		18,204
Equity shares		387	2,149			2,536
Total unlisted	350	797	5,865	13,728		20,740
Total	59,036	7,235	28,048	39,053		133,372
Comprising:
Debt securities	21,230	6,555	25,787	39,053		92,625
Equity shares	37,806	680	2,261			40,747

						2007
	Policyholder
	assets at fair	At fair value
	value through	through
	the income	the income	Available	Loans and
	statement	statement	for sale	receivables		Total
	£m	£m	£m	£m		£m
Listed
Debt securities	20,712	7,774	31,944			60,430
Equity shares	46,875	393	261			47,529
Total listed	67,587	8,167	32,205			107,959
Unlisted
Debt securities	2	847	14,833	702	1	16,384
Equity shares	94	274	2,948			3,316
Total unlisted	96	1,121	17,781	702		19,700
Total	67,683	9,288	49,986	702		127,659
Comprising:
Debt securities	20,714	8,621	46,777	702		76,814
Equity shares	46,969	667	3,209			50,845

1 Reclassified by £739m, as explained in Note 21.

Notes to the Financial Statements
continued

20 Investment Securities continued

Included in investment securities is £37,263m (2007 £8,996m) subject to repurchase (Note 54).

Following the International Accounting Standards Board’s (IASB) decision in October 2008 to permit the reclassification of financial assets, Treasury reclassified certain securities from the Trading Book into the available for sale (AFS) portfolio, and subsequently in light of increasing illiquidity in the markets for asset backed securities (ABS), changed the classification of ABS from AFS to loans and receivables. Further details of these reclassifications are shown in Note 45.

The fair value movement during the year on investment securities held at fair value through the income statement is a loss of £13,415m (2007 gain of £1,014m, 2006 a gain of £3,679m) and the fair value movement during the year on investment securities classified as available for sale is a loss of £8,173m (2007 a loss of £429m, 2006 a gain of £135m).

Loans and receivables debt securities include ABS of £17,703m (end 2007 available for sale debt securities £18,563m, 2006 £19,017m) which are held in the Group’s Grampian conduit. This is a series of bankruptcy remote special purpose entities (SPEs) that are funded by the issue of commercial paper and banking facilities. The commercial paper is included within debt securities in issue. As some of the rewards and risks of the portfolio are retained by the Group, including the provision of liquidity facilities by Bank of Scotland plc to the conduit, the assets and liabilities of the conduit are consolidated as part of the Group. The Group also has a smaller conduit, Landale, of which three of the five SPEs are consolidated. These hold available for sale debt securities of £681m (2007 £604m). Details of the Landale SPEs that are not consolidated by the Group are given in Note 19.

21 Interests in Jointly Controlled Entities and Associates

	Acquired	Equity	Share of		Carrying
	book value	adjustments	net assets	Goodwill	value
Interests in jointly controlled entities	£m	£m	£m	£m	£m
At 1 January 2008 (as reclassified)	1,334	12	1,346	5	1,351
Exchange translation	1		1		1
Acquisitions and subscriptions of capital	329		329		329
Disposals	(59)	(3)	(62)		(62)
Loss after tax		(669)	(669)		(669)
Dividends paid		(12)	(12)		(12)
At 31 December 2008	1,605	(672)	933	5	938

	Acquired	Equity	Share of		Carrying
	book value	adjustments	net assets	Goodwill	value
Interests in jointly controlled entities	£m	£m	£m	£m	£m
At 1 January 2007	520	(105)	415	5	420
Exchange translation	12		12		12
Acquisitions and subscriptions of capital	287		287		287
Transfer to associates	(3)	4	1		1
Transfer from associates	63	15	78		78
Disposals	(60)	(4)	(64)		(64)
Profit after tax		234	234		234
Dividends paid		(132)	(132)		(132)
At 31 December 2007	819	12	831	5	836

The transfer from associates to jointly controlled entities is in respect of the Group’s interest in Sainsbury’s Bank plc, following the acquisition on 8 February 2007 of an additional 5% interest taking the Group’s shareholding to 50%.

	Acquired	Equity	Share of	Goodwill	Book
	book	adjustments	net		value
	value		assets
Interests in jointly controlled entities	£m	£m	£m	£m	£m
At 1 January 2006	337	(150)	187	98	285
Acquisitions and subscriptions of capital	178		178	3	181
Transfer from investment securities	113		113		113
Disposals	(21)	1	(20)		(20)
Reclassification of Lex on acquisition as a subsidiary	(87)	(11)	(98)	(96)	(194)
Equity accounting adjustments		55	55		55
At 31 December 2006	520	(105)	415	5	420

Notes to the Financial Statements
continued

21 Interests in Jointly Controlled Entities and Associates continued

The Group’s share of jointly controlled entities include the following:

				Profit	Current	Non-current	Current	Non-current
	Income	Expenses	Tax	after tax	assets	assets	liabilities	liabilities	Equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2008	(440)	(245)	16	(669)	2,388	5,470	(1,562)	(5,358)	938
2007	529	(282)	(13)	234	5,802	5,768	(5,126)	(5,093)	1,351
2006	601	(407)	(82)	112	3,604	5,290	(4,462)	(4,012)	420

The Group’s unrecognised share of losses for the year is £164m (2007 £22m, 2006 £36m). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis is £211m (2007 £68m, 2006 £82m).

	Acquired	Equity	Share of		Carrying
	book value	adjustments	net assets	Goodwill	value
Interests in associates	£m	£m	£m	£m	£m
At 1 January 2008 (as reclassified)	367	6	373		373
Exchange translation	(1)		(1)		(1)
Acquisitions and subscriptions of capital	160		160		160
Disposals	(14)		(14)		(14)
Loss after tax		(287)	(287)		(287)
Dividends paid		(8)	(8)		(8)
At 31 December 2008	512	(289)	223		223

	Acquired	Equity	Share of		Carrying
	book value	adjustments	net assets	Goodwill	value
Interests in associates	£m	£m	£m	£m	£m
At 1 January 2007	133	48	181		181
Exchange translation	1		1		1
Acquisitions and subscriptions of capital	109		109		109
Transfer to jointly controlled entities	(63)	(15)	(78)		(78)
Transfer from jointly controlled entities	3	(4)	(1)		(1)
Disposals	(40)	(13)	(53)		(53)
Dividends paid		(10)	(10)		(10)
At 31 December 2007	143	6	149		149

	Acquired	Equity	Share of		Carrying
	book value	adjustments	net assets	Goodwill	value
Interests in associates	£m	£m	£m	£m	£m
At 1 January 2006	128	46	174		174
Acquisitions and subscriptions of capital	21		21		21
Disposals	(9)		(9)		(9)
Amounts written off	(7)		(7)		(7)
Equity accounting adjustments		2	2		2
At 31 December 2006	133	48	181		181

The Group’s share of associates include the following:

		(Loss)
		/profit
	Revenue	after tax	Assets	Liabilities	Equity
	£m	£m	£m	£m	£m
2008	(277)	(287)	2,688	(2,465)	223
2007	26		1,876	(1,503)	373
2006	67	14	3,284	(3,103)	181

The Group’s unrecognised share of losses for the year is £126m (2007 £5m, 2006 £nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis is £131m (2007 £4m, 2006 £nil).

Notes to the Financial Statements
continued

21 Interests in Jointly Controlled Entities and Associates continued

The Group’s main jointly controlled entities at 31 December 2008 are as follows:

			Issued		Statutory	Principal
	Nature of		share	Group’s	accounts	area of
	business		capital	interest	made up to	operations
Jointly controlled entities
AA Personal Finance Limited	Finance	ordinary	£3,000,002	50%	December 2008	UK
esure Holdings Ltd	Insurance	ordinary	£3,330,000	70%	December 2008	UK
		preference	£175,170,000	100%
Green Property Investment Fund 1 plc	Investment	ordinary	€41,198,100	50%	June 2008	Ireland
Sainsbury’s Bank plc	Banking	ordinary	£170,000,000	50%	December 2008	UK

During the year, the Group reviewed the classification of its investments in jointly controlled entities and associates together with its long term investment loans to joint ventures (collectively the Group’s longer term interests in jointly controlled entities and associates), in light of the deteriorating economic environment. As a result of this review, certain longer term investment securities that in substance form part of the Group’s overall net investment in jointly controlled entities and associates have been transferred from investment securities - debt securities classified as loans and receivables to interests in jointly controlled entities and associates. These longer term interests include loans for which settlement is neither planned nor likely to occur in the foreseeable future. Accordingly, the Group’s interests in jointly controlled entities and associates have been reclassified on the 2007 consolidated balance sheet as shown below. There is no overall impact on the net assets at 31 December 2007 as a result of this restatement. Certain 2007 disclosures have been amended accordingly.

The Group’s main jointly controlled entities and associates in operation at 31 December 2007 were as follows:

			Issued		Statutory	Principal
	Nature of		share	Group’s	accounts	area of
	business		capital	interest	made up to	operations
Jointly controlled entities
AA Personal Finance Limited	Finance	ordinary	£3,000,002	50%	December 2007	UK
esure Holdings Ltd	Insurance	ordinary	£3,330,000	70%	December 2007	UK
		preference	£175,170,000	100%
Green Property Investment Fund 1 plc	Investment	ordinary	€48,768,400	50%	June 2007	Ireland
Sainsbury’s Bank plc	Banking	ordinary	£170,000,000	50%	December 2007	UK
Associates
Rightmove plc	Property website	ordinary	£129,399,978	13%	December 2007	UK

Except for the Green Property Investment Fund 1 plc which is incorporated in Ireland, all of the interests in jointly controlled entities above are incorporated in the UK. All interests in jointly controlled entities are held by subsidiaries. Where entities have accounts that are drawn up to a date other than 31 December management accounts are used when accounting for them by the Group. The Group’s remaining holding of 13% in Rightmove plc was disposed during the year (Note 4).

Notes to the Financial Statements
continued

21 Interests in Jointly Controlled Entities and Associates continued

	Acquired	Equity	Share of		Carrying
	book value	adjustments	net assets	Goodwill	value
Interests in jointly controlled entities	£m	£m	£m	£m	£m
At 1 January 2007 (as published)	520	(105)	415	5	420
Transfer from investment securities	515		515		515
At 1 January 2007 (as reclassified)	1,035	(105)	930	5	935

At 31 December 2007 (as published)	819	12	831	5	836
At 31 December 2007 (as reclassified)	1,334	12	1,346	5	1,351

	Acquired	Equity	Share of		Carrying
	book value	adjustments	net assets	Goodwill	value
Interests in associates	£m	£m	£m	£m	£m
At 1 January 2007 (as published)	133	48	181		181
Transfer from investment securities	224		224		224
At 1 January 2007 (as reclassified)	357	48	405		405
At 31 December 2007 (as published)	143	6	149		149
At 31 December 2007 (as reclassified)	367	6	373		373

22 Investments in Subsidiaries

The main subsidiaries at 31 December 2008 and 31 December 2007 are as follows:

Group’s interest in ordinary			Country of
share capital and voting rights		Principal business	incorporation
Bank of Scotland plc	100%	Banking, financial and related services	UK
and subsidiaries, including
Bank of Scotland (Ireland) Ltd	100%	Banking	Ireland
HBOS Australia Pty Ltd and subsidiaries	100%	Banking	Australia
HBOS Covered Bonds LLP	100%(a)	Residential mortgage funding	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd	100%	Investment holding	UK
and subsidiaries, including
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
St. Andrew’s Insurance plc	100%	General insurance	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Clerical Medical Managed Funds Ltd	100%	Life assurance	UK
Halifax Life Ltd	100%	Life assurance	UK
Halifax Investment Fund Managers Ltd	100%	OEIC management	UK
Insight Investment Management Ltd	100%	Investment management	UK
Invista Real Estate Investment Management Holdings plc	55%	Property investment management	UK
St Andrews Life Assurance plc	100%	Pensions	UK
St. James’s Place plc	60%	Financial services	UK
(a) HBOS Covered Bonds LLP does not have ordinary share capital. The Group consolidates a 100% interest in this entity.

The above information is provided in relation to the principal related undertakings and, in accordance with Section 231(5) of the Companies Act 1985, a full list of related undertakings, as at 31 December 2008, will be annexed to the Company’s next Annual Return to be delivered to the Registrar of Companies for Scotland.

On 17 September 2007 in accordance with the provisions of the HBOS Group Reorganisation Act 2006 (the Act), the Governor and Company of the Bank of Scotland registered as a public limited company under the Companies Act and changed its name to Bank of Scotland plc. On the same day, under the Act, the business activities, assets (including investments in subsidiaries) and liabilities of CAPITAL BANK plc, Halifax plc and HBOS Treasury Services plc transferred to Bank of Scotland plc.

All regulated banking and insurance subsidiaries are required to maintain capital at levels agreed with the relevant regulators; this may impact those subsidiaries’ ability to make distributions.

Notes to the Financial Statements
continued

23 Goodwill and Other Intangible Assets

	2008	2007
	£m	£m
Goodwill	1,556	1,940
Other intangibles	819	850
	2,375	2,790

	2008	2007
Goodwill	£m	£m
At 1 January	1,940	1,889
Exchange translation	30	38
Additions		33
Disposals	(256)	(15)
Impairment losses charged to the income statement	(158)	(5)
At 31 December	1,556	1,940

Goodwill is analysed on a divisional basis as follows:

	2008	2007
	£m	£m
Retail	376	455
Corporate	268	277
Insurance & Investment	850	832
International	23	337
Treasury & Asset Management	39	39
Total	1,556	1,940

The primary component of goodwill disposed of comprises £240m in respect of the sale of Bank of Western Australia Ltd and St Andrews Australia Pty Ltd to Commonwealth Bank of Australia (Note 4).

The Group carries out semi-annual and, if necessary, other impairment reviews of cash-generating units to which goodwill is allocated as described in the accounting policy on goodwill. The critical accounting estimate in respect of goodwill explains the assumptions used and sensitivity of the impairment testing.

The goodwill impairment of £158m principally comprises £72m being the full write-down of goodwill held in respect of the acquisition of the ICC business banking division in Ireland and £50m being the write-down of goodwill relating to a specialist area of the UK credit card business to a recoverable amount, based on a value in use, of £20m. The write-downs have been triggered principally by deteriorating economic conditions.

In 2007, the impairment loss of £5m related to a partial write-down of the goodwill held in respect of fund management business in Insurance & Investment division.

Cumulative impairment losses charged to the income statement total £218m (2007 £60m, 2006 £55m and 2005 £nil).

The impairment loss of £55m in 2006 principally relates to the full write down of the goodwill held in the respect of a Corporate specialist leasing company following an impairment review.

Notes to the Financial Statements
continued

23 Goodwill and Other Intangible Assets continued

			2008			2007			2006
Purchased				Purchased			Purchased
value of		Software		value of	Software		value of	Software
in-force		and other		in-force	and other		in-force	and other
investment		intangible		investment	intangible		investment	intangible
contracts		assets	Total	contracts	assets	Total	contracts	assets	Total
Other intangible assets	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cost
At 1 January	396	1,333	1,729	396	1,069	1,465	396	902	1,298
Exchange translation		39	39		24	24		(2)	(2)
Acquired through business combination					7	7		6	6
Additions		306	306		249	249		197	197
Disposals		(113)	(113)		(16)	(16)		(34)	(34)
Disposal of subsidiary undertakings	(3)	(94)	(97)
At 31 December	393	1,471	1,864	396	1,333	1,729	396	1,069	1,465
Amortisation
At 1 January	75	804	879	45	620	665	21	495	516
Exchange translation		12	12		23	23		(1)	(1)
Amortisation charge for the year	27	182	209	30	163	193	24	137	161
Disposals		(2)	(2)		(2)	(2)		(11)	(11)
Disposals of subsidiary undertakings	(1)	(52)	(52)
At 31 December	101	944	1,045	75	804	879	45	620	665
Carrying value
At 1 January	321	529	850	351	449	800	375	407	782
At 31 December	292	527	819	321	529	850	351	449	800

24 Property and Equipment

			2008			2007			2006
	Property	Equipment	Total	Property	Equipment	Total	Property	Equipment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cost
At 1 January	1,733	1,622	3,355	1,662	1,613	3,275	1,533	1,567	3,100
Exchange translation	17	45	62	5	11	16	(3)	(6)	(9)
Acquired through business combination					1	1	15	5	20
Additions	180	230	410	123	184	307	134	146	280
Disposals	(118)	(165)	(283)	(38)	(187)	(225)	(38)	(90)	(128)
Disposal of subsidiary undertakings	(53)	(108)	(161)				(2)	(9)	(11)
Transfer (to)/from investment property (Note 25)	(84)		(84)	(19)		(19)	23		23
At 31 December	1,675	1,624	3,299	1,733	1,622	3,355	1,662	1,613	3,275
Depreciation
At 1 January	628	1,233	1,861	590	1,112	1,702	550	1,017	1,567
Exchange translation	8	31	39	5	7	12		(5)	(5)
Depreciation charge for the year	63	158	221	59	165	224	53	166	219
Impairment charges on property under construction	10		10
Disposals	(29)	(135)	(164)	(26)	(51)	(77)	(12)	(60)	(72)
Disposal of subsidiary undertakings	(16)	(85)	(101)				(1)	(6)	(7)
At 31 December	664	1,202	1,866	628	1,233	1,861	590	1,112	1,702
Carrying value
At 1 January	1,105	389	1,494	1,072	501	1,573	983	550	1,533
At 31 December	1,011	422	1,433	1,105	389	1,494	1,072	501	1,573

Included within Group property and equipment are assets that are in the course of construction amounting to £89m (2007 £306m, 2006 £353m) which are not depreciated until the assets are brought into use. These are primarily properties that will be classified as investment properties upon completion.

Notes to the Financial Statements
continued

25 Investment Properties

	2008	2007	2006
	£m	£m	£m
At 1 January	4,731	5,010	3,942
Additions	128
Disposals	(398)	(58)	(2)
Exchange translation	1
Net movement in properties held by policyholder funds	(143)	351	655
Fair value movement	(1,358)	(591)	438
Transfer from/(to) property and equipment (Note 24)	84	19	(23)
At 31 December	3,045	4,731	5,010

The Directors determine fair value of investment properties after consultation with external valuation experts, who have recent experience in the location and category of the property being valued. Fair values were determined having regard to recent market transactions for similar properties and in accordance with guidance published by the Royal Institution of Chartered Surveyors. Valuations are performed at least annually.

Rental income and expenses in respect of the above properties amounted to £241m and £15m respectively (2007 £221m and £11m respectively, 2006 £249m and £25m respectively). At 31 December 2008 investment properties of £3,001m (2007 £4,697m, 2006 £4,917m) are held in the Insurance & Investment business.

26 Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:

			2008			2007			2006
			Carrying			Carrying			Carrying
	Cost Depreciation		value	Cost	Depreciation	value	Cost	Depreciation	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	6,483	(1,840)	4,643	6,164	(1,483)	4,681	4,370	(1,255)	3,115
Exchange translation	96	(34)	62	(28)	30	2	(88)	34	(54)
Acquired through
business combination							1,428		1,428
Additions	1,488		1,488	1,785		1,785	1,804		1,804
Disposals	(1,733)	685	(1,048)	(1,438)	598	(840)	(1,350)	550	(800)
Depreciation charge for the year		(1,178)	(1,178)		(985)	(985)		(812)	(812)
At 31 December	6,334	(2,367)	3,967	6,483	(1,840)	4,643	6,164	(1,483)	4,681

Future minimum lease payments under non-cancellable operating leases are due to be received in the following periods:

	2008	2007
	£m	£m
Not later than one year	849	864
Later than one year and not later than five years	2,245	1,920
Later than five years	52	689
	3,146	3,473

Included in the depreciation charge for the year is £144m (2007 £1m, 2006 £nil) in relation to changes in the estimated residual values of certain operating lease assets.

Total future minimum sub-lease income of £18m at 31 December 2008 (£25m at 31 December 2007, £19m at 31 December 2006) is expected to be received under non-cancellable sub-leases of the Group’s premises.

Notes to the Financial Statements
continued

27 Deferred Costs

	2008	2007
	£m	£m
Deferred acquisition costs	423	352
Deferred origination costs	758	749
	1,181	1,101

The change in deferred costs is analysed as follows:

	2008	2007
	£m	£m
At 1 January	1,101	853
Acquisition costs deferred during the year	418	586
Amortisation	(312)	(340)
Transfers (Note 28)	(27)
Disposals of subsidiary undertakings	(3)
Exchange translation	4	2
At 31 December	1,181	1,101

28 Value of In-Force Long Term Assurance Business

	2008	2007	2006
	£m	£m	£m
At 1 January	3,184	3,104	2,847
Disposals			(16)
Unwind of discount rate	255	245	227
Expected return in the year	(527)	(415)	(479)
Effect of experience in the year	(736)	(201)	8
New business	523	567	558
Changes in assumptions	(96)	(180)	(32)
Transfers	164
Exchange translation	225	64	(9)
At 31 December	2,992	3,184	3,104

Transfer from investment contracts to long term insurance contracts
During the year to 31 December 2008 changes have been made to certain investment bonds with additional life cover being added. In accordance with IFRS 4 ‘Insurance Contracts’ this results in these products transferring from being accounted for as investment contracts to insurance contracts. This has resulted in a £281m increase in the value of in-force long term assurance business. This is partly offset by a net £96m, principally arising from a reduction in deferred origination costs, which are charged to fees and commission expense. The overall impact of this change is an increase in profit before tax of £185m.

Also included within transfers is £117m that relates to a transfer from value of in-force long term assurance business to deferred costs.

Assumptions
The key assumptions used in the measurement of the value of in-force long term assurance business relating to insurance contracts and investment contracts with a discretionary participating feature (DPF) are determined by the Board of Directors.

The economic assumptions that have the greatest effect on the calculation of the value in-force long term assurance business are set out below.

The experience assumptions set out in Note 30 also have a significant effect on the cash flow projections. The selection of these assumptions also requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data.

Additional information on the long term assurance business risk is set out in the Risk Management Note 57.

Discount rate
The discount rate is used to calculate the present value of the future projected cash flows.

In 2008 each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. In practice, to achieve the same result, where the cash flows are either independent of or move linearly with market movements, a method has been applied known as the ‘certainty equivalent’ approach whereby it is assumed that all assets earn the risk free rate and all cash flows are discounted at the risk free rate. The risk free rate assumed in valuing in-force business is equal to the 15 year gilt yield. This applies to all business with the exception of immediate annuity business.

Notes to the Financial Statements
continued

28 Value of In-Force Long Term Assurance Business continued

The discount rate for annuity business is assumed to be higher than the risk free rate. Assets backing immediate annuity business are invested in a mix of government stocks and corporate bonds, which are generally held to maturity. The yield on corporate bonds typically exceeds the risk free rate, partly reflecting the risk of default, but also reflecting a premium required by investors as compensation for lower liquidity when compared with government stocks. The discount rate for annuity business is based on the risk free rate with an allowance for this ‘liquidity premium’. It is assumed that the premium over the risk free rate is equal to 75% of the spread between the yield on HBOS’s portfolio of corporate bonds and the yield on government stocks.

In 2007 the risk discount rate was increased to reflect the uncertainty associated with the projected cash flows. This increase can be broken down into two principal components, being the market risk component and the non-market risk component.

The market risk component represented an allowance for uncertainty as to the level of future margins that would actually be achieved by the Group’s investments. The level of the market risk component was chosen so as to avoid capitalising any investment risk premiums over the long term view of the risk free rate of return. Following the move to the certainty equivalent approach in 2008, this adjustment is no longer required as it is assumed that all assets earn the risk free rate.

The non-market risk component represented an additional allowance in the risk discount rate to reflect the potential volatility of, and uncertainty around, the future level of non-market risk inherent in the contracts. In 2008 this has been replaced by an explicit allowance for non-market risk, as described below.

The breakdown of the discount rate is shown in the table below:

	2008	2007	2006
	%	%	%
Long term view of risk free rate of return	3.74	5.0	5.0
Market risk component	n/a	1.0	1.0
Non-market risk component	n/a	2.0	2.0
Total	3.74	8.0	8.0

Investment return
In 2008 it is assumed that all assets earn the risk free rate, in line with the certainty equivalent approach described above, with the exception of immediate annuity business. For annuity business the assumed return is equal to the risk free rate plus the allowance for the liquidity premium, calculated as described for the discount rate above.

In 2007 assumptions were set for each individual asset class based on the long term view of expected returns, and weighted to produce an investment return assumption for each particular class of business. The weighting was based on the long term asset allocation strategy for each class of business. In 2007 the long term view of expected returns was 5.0-5.5% for fixed interest securities and 7.5% for equities.

Expenses
Operating expense assumptions reflect the projected costs of maintaining and servicing in-force insurance contracts and investment contracts with DPF and associated overhead expenses. The current level of expenses is taken as an appropriate expense base. The current expenses are analysed having regard to the volume and type of business in force to derive per contract expense assumptions. These per policy expense assumptions are assumed to increase over the course of the projections in line with expected expenses over the plan period reverting to an assumed expense inflation rate of 3% (2007 3%, 2006 3%) thereafter.

Non-market risk
An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the with-profits fund there are asymmetries in the range of potential outcomes for which an explicit allowance is made.

Changes in assumptions
During the year, the certainty equivalent approach described above was adopted, whereby it is assumed that all assets earn the risk free rate and all cash flows are discounted at the risk free rate. This applies to all business with the exception of immediate annuity business, for which the discount rate is based on the risk free rate plus an allowance for the liquidity premium. The certainty equivalent approach has the effect of increasing the value of in-force business assets by £143m in 2008, but has no effect on the valuation of the related insurance contract liabilities.

In addition to this, there were a number of changes to the underlying experience assumptions used to estimate the cashflows from the long term assurance business. The selection of these assumptions also requires the application of material judgement and is made with reference to historic trends, taking into account the analysis of actual versus expected experience as well as industry data.

Sensitivities
The tables below indicate the stand alone impact of changes to certain key variables on long term assurance business, this includes the impact on long term insurance contracts, investment contracts with DPF, value of in-force long term assurance business and related financial assets in support of the long term business but excluding those relating to investment contract liabilities.

Notes to the Financial Statements
continued

28 Value of In-Force Long Term Assurance Business continued

			2008
			Increase/
			(decrease)
			in profit
	Change in		after tax
	variable		£m
Interest rates increase into perpetuity	25	bps	(24)
Equity/property market values fall and thereafter increase based
on the long term view of the risk free rate	-10%		(97)
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	-10%		46
Mortality/morbidity rates decrease across all non annuity policy types and age groups	-5%		33
Mortality rates decrease across all annuity policy types and age groups	-5%		(25)
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	-10%		114

			2007
			Increase/
			(decrease)
			in profit
	Change in		after tax
	variable		£m
Interest rates increase into perpetuity	25	bps	(23)
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%		(106)
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	-10%		43
Mortality/morbidity rates decrease across all non annuity policy types and age groups	-5%		30
Mortality rates decrease across all annuity policy types and age groups	-5%		(20)
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	-10%		77

			2006
			Increase/
			(decrease)
			in profit
	Change in		after tax
	variable		£m
Interest rates increase into perpetuity	25	bps	(24)
Equity/property market values fall and thereafter increase based on the long term view of the risk free rate	-10%		(77)
Maintenance expenses fall and thereafter increase by the estimated expense inflation rate	-10%		44
Mortality/morbidity rates decrease across all non annuity policy types and age groups	-5%		27
Mortality rates decrease across all annuity policy types and age groups	-5%		(18)
Lapse and surrender rates decrease across all policy types and cohorts over the duration of their lives (excluding paid-up policies)	-10%		64

Although the tables above demonstrate the impact of individual variable changes, in practice due to the correlation between certain variables change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

29 Other Assets

	2008	2007
	£m	£m
Reinsurance assets (Note 30)	1,396	963
Other assets	3,455	6,505
	4,851	7,468

Notes to the Financial Statements
continued

30 Insurance Contract Liabilities

			2008			2007
		Reinsurance			Reinsurance
	Gross	assets	Net of	Gross	assets	Net of
	liabilities	(Note 29 )	reinsurance	liabilities	(Note 29)	reinsurance
	£m	£m	£m	£m	£m	£m
Long term insurance contract liabilities
Insurance contracts within the with-profit funds	5,394		5,394	5,640		5,640
Insurance contracts within the non-profit funds	24,610	(1,387)	23,223	20,274	(956)	19,318
	30,004	(1,387)	28,617	25,914	(956)	24,958
General insurance contract liabilities
Provision for unearned premiums	488	(5)	483	652	(7)	645
Claims provisions including claims incurred
but not reported (IBNR)	220	(4)	216	298		298
	708	(9)	699	950	(7)	943
Total insurance contract liabilities	30,712	(1,396)	29,316	26,864	(963)	25,901

The change in insurance contract liabilities (net of reinsurance) is analysed as follows:

	2008	2007	2006
	£m	£m	£m
At 1 January	25,901	24,103	21,082
Disposal of subsidiary undertakings	(27)
Transfer from investment contracts to long term insurance contracts (Note 28)	6,203
Changes in assumptions	61	(279)	(116)
(Reduction in)/additions to insurance liabilities arising	(3,279)	1,895	3,178
Exchange translation	457	182	(41)
At 31 December	29,316	25,901	24,103

Long term insurance contract liabilities
The Group principally writes the following long term contracts which contain insurance risk. The contracts also contain financial risk. The principal risks associated with each type of contract are described below.

Life assurance – The policyholder is insured against death or permanent disability usually for predetermined amounts (principally mortality and disability risk).

Annuity products – The policyholder is entitled to payments for the duration of their life and is therefore insured for living longer than expected (principally longevity and market risk).

With-profit business – The primary purpose of these products is to provide a long term smoothed investment vehicle to the policyholder, protecting them against short term market fluctuations. The policyholder is also usually insured against death and the policy may carry an annuity option at maturity (principally market risk).

Unit-linked business – The primary purpose of these products is to provide an investment vehicle but where the policyholder is also insured against death (principally market risk).

Additional information on the risk associated with the long term assurance business is set out in note 57.

The table below sets out the extent of the above exposures based on the carrying value of the liabilities:

			2008			2007
		Reinsurers’	Net		Reinsurers’	Net
	Insurance	share of	insurance	Insurance	share of	insurance
	contract	contract	contract	contract	contract	contract
	liabilities	liabilities	liabilities	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m
Life assurance	636	(65)	571	327	(28)	299
Annuity products	2,198		2,198	2,041		2,041
With-profit	5,394		5,394	5,640		5,640
Unit-linked	21,759	(1,314)	20,445	17,893	(921)	16,972
Other	17	(8)	9	13	(7)	6
Total	30,004	(1,387)	28,617	25,914	(956)	24,958

Notes to the Financial Statements
continued

30 Insurance Contract Liabilities continued

Guarantees and options
The products with the most significant guarantees and options are certain with-profit bonds which allow surrenders at specified dates without market value adjustments being applied and withdrawals to be taken without penalty; certain contracts which provide guaranteed minimum levels of return on policyholder contributions made to the contract; and certain pension contracts containing an option that allows the policyholder to take an annuity benefit at any time between their 60th and 75th birthday on annuity rates that were guaranteed at the outset of the contract. There are no other material guarantees and options within the long term assurance business other than those discussed above.

For contracts where there are guarantees and options the most significant factor in determining the cost of the guarantees and options (other than economic conditions in which the option or guarantee has value) is the actual take up rate of options. The most significant factor in determining take up rates is customer behaviour which is influenced by a number of factors including the value of the contract, and the financial circumstances of the individuals. The financial impact is dependent on the value of corresponding investments, interest rates and longevity at the time of the claim.

In order to measure the risk of these guarantees, the Group makes use of statistical modelling techniques where appropriate to determine the possible and most likely range of outcomes. To help mitigate the risks, the Group makes use of matching techniques in order to hedge part of the expected cash flows arising under the guarantees in these contracts with financial instruments.

Experience and valuation rates of interest assumptions
The assumptions used in the measurement of insurance liabilities are determined by the board of directors. Material judgement is required in the choice of assumptions relating to insurance contracts.

The assumptions that have the greatest effect on the measurement of the insurance contract liabilities are set out by type of business below.

Mortality and longevity rates
The process used to determine the Group’s mortality and longevity assumptions starts with an internal investigation of the Group’s actual mortality experience over the last five years. This investigation is updated regularly.

The results of this investigation are considered in the context of a number of factors including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

The rates derived from the Group’s experience are adjusted in the light of the factors mentioned above to derive a set of ‘best estimate’ rates. No deliberate margins for prudence are introduced as part of this process. These ‘best estimate’ assumptions will be used in the projection of ‘best estimate’ cash flows, such as the measurement of the value of in-force long term assurance business.

For insurance contracts within the non-profit funds, the liabilities are assessed on a prudent basis and hence the rates used need to include a margin for adverse deviation that will increase liabilities and provide some protection from the risk that actual experience is worse than the ‘best estimate’ assumptions.

For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or ‘best estimate’ assumptions.

The mortality tables used to determine insurance contract liabilities are as follows:

	2008	2007
Non-profit policies
Pension annuities
Males	90% PMA92 mc	98% PMA92 mc
	(1.5% minimum improvement)	(1.5% minimum improvement)
Females	87% PMA92 mc	80% PFA92 75%mc
	(1% minimum improvement)	(1% minimum improvement)
Term assurances
Males	33% - 138% TM92	24% – 79% TM92
Females	33% - 94% TF92	26% – 95% TF92
Unit-linked policies
Life assurance and pensions	49.5% - 88% AM92/AF92	58% – 143% AM92/AF92
With-profit policies
Life assurance and pensions	60.5% -88% AM92/AF92	49% – 132% AM92/AF92

For life assurance policies, increased mortality rates would lead to a larger number of claims and claims occurring sooner than anticipated, increasing the expenditure and reducing profits. For annuity contracts, the opposite is true.

Notes to the Financial Statements
continued

30 Insurance Contract Liabilities continued

Lapse and surrender rates (persistency)
A lapse occurs when the termination of a contract results from the non-payment of premiums due under that contract. A surrender occurs when a policyholder decides to voluntarily terminate their contract. Paid-up and partial surrender are additional forms of lapse and surrender.

The process used to determine contract lapse and surrender rates is similar to that used to determine mortality and longevity rates. The previous experience of the Group from 2005 to 2007 is analysed using statistical techniques. As the experience can vary considerably between different product types and for contracts which have been in force for different periods, the internal analysis breaks the data down into broadly homogeneous groups for the purposes of this analysis. This analysis is updated regularly.

The most recent experience is considered along with the results of previous analyses in order to determine a ‘best estimate’ view of what persistency experience will be in the future. In determining this ‘best estimate’ view, a number of factors are considered including the credibility of the results (which will be affected by the volume of data available), any exceptional events that have occurred during the period being considered, any known or expected trends in underlying data and relevant published market data.

These ‘best estimate’ assumptions will be used in the projection of ‘best estimate’ cash flows, such as the measurement of the value of in-force long term assurance business. For insurance contracts within the non-profit funds, the liabilities are calculated assuming a prudent scenario. For insurance contracts within the with-profit fund, the liabilities are required to be determined using the realistic or ‘best estimate’ assumptions.

Lapse and surrender rates vary according to both contract type and the length of time a contract has been in force. No lapse and surrender rates have been presented because it is impractical to summarise the information in a meaningful manner.

The impact of an increase in lapse and surrender rates on contracts without guarantees and options would most likely result in a decrease in profits, as the contracts would no longer be in force to generate cash flows in the future. However, for certain policies with valuable guarantees and options (principally within the with-profit fund), increased lapse and surrender rates may be beneficial to the Group as the policyholder loses the ability to exercise the potentially valuable guarantee or option when their policy terminates.

Valuation rate of interest
The valuation rate of interest is the rate used to discount the projected cash flows on the contracts in order to determine the value of the liabilities as at the reporting date.

For insurance contracts within the non-profit funds, the liabilities are calculated using an estimate of the prudent valuation rate of interest determined according to specific rules set out by the Financial Services Authority.

For insurance contracts within the with-profit fund, the liabilities are calculated using a realistic or market consistent valuation rate of interest based on the prevailing economic conditions at the time of the liability assessment without further adjustment.

The valuation rates of interest used are as follows:

	2008	2007
Non-profit policies
Pension annuities	2.2% - 4.9%	4.1% – 5.3%
Term assurances	2.5% - 3.7%	3.5% – 4.4%
Unit-linked policies
Life assurance	3.1% - 3.4%	3.3% – 4.0%
Pensions	2.4% - 3.4%	4.1% – 4.9%

In isolation, an increase in the valuation rate of interest decreases liabilities leading to an increase in profits or vice versa.

Discretionary participating bonus rates
The distributions to policyholders with insurance and investment contracts with DPF are determined by the board of directors of subsidiaries based on local regulations and in line with arrangements in individual policy contracts. For insurance and investment contracts with DPF in the with-profit fund, the distributions to policyholders are governed by the fund’s Principles and Practices of Financial Management. No material changes were made to the distribution policies for insurance and investment contracts with DPF during the year under review.

Changes in experience and valuation rate of interest assumptions
The only significant changes to the assumptions used to calculate the value of policyholder liabilities at the year ended 31 December 2008 from those used at the year end 31 December 2007 were due to the change in valuation rates of interest which were updated to reflect prevailing economic conditions at the balance sheet date. The valuation rate of interest assumptions were broadly matched by changes in the valuation of investment securities.

Notes to the Financial Statements
continued

30 Insurance Contract Liabilities continued

General insurance contract liabilities
The insurance business’s general insurance claim provisions including IBNR by policy type are set out in the table below:

			2008			2007
		Reinsurers’
		share of			Reinsurers’
	Gross claims	claims	Net claims	Gross claims	share of claims	Net claims
	provisions	provisions	provisions	provisions	provisions	provisions
	£m	£m	£m	£m	£m	£m
Repayment insurance	113	(4)	109	94		94
Household insurance	104		104	192		192
Other insurance	3		3	12		12
Total	220	(4)	216	298		298

Assumptions
For general insurance contracts, claims provisions (comprising provisions for claims reported by policyholder and IBNR claims) are established to cover the ultimate costs of settling the liabilities in respect of claims that have occurred and are estimated based on known facts and anticipated experience at the balance sheet date. The provisions are refined as part of a regular ongoing process as claims experience develops, certain claims are settled and further claims are reported. Outstanding claims provisions are not discounted for the time value of money.

The measurement process primarily includes projection of future claims costs through a combination of actuarial and statistical projection techniques. In certain cases, where there is a lack of reliable historical data on which to estimate claims development, relevant benchmarks of similar business are used in developing claims estimates.

The principal assumption underlying the estimates is the general insurance business’s past claims development experience. This includes assumptions in respect of average claims costs, claims handling costs, claims inflation factors, and claim numbers for each accident year. Judgement is used to assess the extent to which external factors such as judicial decisions and government legislation affect the estimates.

Additional information on the Group’s general insurance risk is given on pages 28 to 30 of the Risk Management report.

General insurance claims development table
The development of general insurance liabilities provides a measure of the Group’s ability to estimate the ultimate value of claims. The top half of the table below illustrates how the Group’s estimate of total claims outstanding for each accident year has changed at successive year ends. The bottom half of the table reconciles the cumulative claims to the net liability appearing in the balance sheet. The accident year basis is considered the most appropriate for the business written by the Group.

Accident year	2001	2002	2003	2004	2005	2006	2007	2008	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Estimate of ultimate claims costs:
At end of accident year	62	77	85	177	328	363	482	324
One year later	50	56	62	158	278	316	391
Two years later	48	55	66	154	277	313
Three years later	48	55	66	155	274
Four years later	48	55	65	155
Five years later	48	55	65
Six years later	48	55
Seven years later	48
Current estimate of
cumulative claims	48	55	65	155	274	313	391	324	1,625
Cumulative payments to date	(48)	(55)	(65)	(153)	(272)	(305)	(365)	(146)	(1,409)
Total net liability included
in the balance sheet				2	2	8	26	178	216

31 Investment Contract Liabilities

	2008	2007
	£m	£m
Investment contract liabilities	29,057	40,387
Investment contract liabilities with a discretionary participating feature	6,161	7,192
	35,218	47,579
Investment contracts related to collective investment schemes	4,264	5,249
Total investment contract liabilities	39,482	52,828

Notes to the Financial Statements
continued

32 Unallocated Surplus

	2008	2007	2006
	£m	£m	£m
At 1 January	1,493	1,543	974
Change in the year	(942)	(50)	569
At 31 December	551	1,493	1,543

The nature of certain insurance and investment contracts with DPF within the with-profit fund is such that the allocation of the surplus assets between the policyholder and the Group has not been determined at the end of the accounting period. The unallocated surplus comprises these surplus assets and is deemed to be a liability until allocation to the appropriate party has been determined. In accordance with the requirements of FRS 27 ‘Life Assurance’, as permitted by IFRS4, the ‘best estimate’ of the Group’s share of future bonuses has been recognised as part of the unallocated surplus.

Sensitivities

The table below indicates the stand alone impact of changes to certain key variables that have the greatest impact on the Group’s with-profit fund. These are shown with reference to the unallocated surplus and the underlying with-profit liabilities:

				2008
			Increase/	Impact on
	Change in		(decrease) in	unallocated
	variable		liabilities	surplus
			£m	£m
Interest rates increase into perpetuity	25	bps	(117)
Equity/property market values fall and thereafter increase based
on the long term view of the risk free rate	-10%		(312)	(96)
Lapse and surrender rates decrease across all policy types and cohorts
(excluding paid-up policies)	-10%		36	(36)

				2007
			Increase/	Impact on
	Change in		(decrease) in	unallocated
	variable		liabilities	surplus
			£m	£m
Interest rates increase into perpetuity	25	bps	(94)	29
Equity/property market values fall and thereafter increase based
on the long term view of the risk free rate	-10%		(652)	(257)
Lapse and surrender rates decrease across all policy types and cohorts
(excluding paid-up policies)	-10%		16	(16)

				2006
			Increase/	Impact on
	Change in		(decrease) in	unallocated
	variable		liabilities	surplus
			£m	£m
Interest rates increase into perpetuity	25	bps	(142)	26
Equity/property market values fall and thereafter increase based
on the long term view of the risk free rate	-10%		(757)	(201)
Lapse and surrender rates decrease across all policy types and cohorts
(excluding paid-up policies)	-10%		16	(16)

Although the tables above demonstrate the impact of individual variable changes, in practice due to the correlation between certain variables a change in one variable would normally be expected to have an impact on other assumptions. It should also be noted that in some instances these sensitivities are non-linear.

Notes to the Financial Statements
continued

33 Retirement Benefit Obligations

The Group operates defined benefit and defined contribution pension schemes, as well as defined benefit post retirement medical and concessionary mortgage plans. The charge for the year in respect of the pension schemes is £272m (2007 £206m, 2006 £208m) comprising £167m (2007 £141m, 2006 £161m) for defined benefit schemes, £101m (2007 £60m, 2006 £44m) for defined contribution schemes and £4m (2007 £5m, 2006 £3m) for other post retirement benefits. The Group’s IAS pension surplus across all defined benefit post employment plans as at 31 December 2008 comprises an asset of £629m and a deficit of £152m (gross of deferred tax) giving a net surplus of £477m. As at 31 December 2007, the IAS 19 position was a deficit of £347m (gross of deferred tax).

Defined contribution post employment benefit plans
The principal Group defined contribution plan is the HBOS Group Money Purchase Scheme. It is funded by contributions from colleagues and the Group. New colleagues are automatically enrolled in the scheme unless they opt out.

The level of Group contributions for the majority of members who contribute at the core rate of 4% is 6%. In addition, if members wish to pay more, then the Group will also make further contributions in respect of the members first 4% of additional contributions. For the majority of members, stepping their contribution rate to 8% will result in the Group stepping up its rate to 12%. Higher levels of Group contributions are available to more senior colleagues. Alternatively, members may elect to pay a lower contribution of 2% and receive Group contributions at 3%. These were the levels of contributions for colleagues and Group for the majority of the existing members at April 2006 and other colleagues who were automatically enrolled into the plan. The respective default rates for colleague and Group contributions have been increased to 3% and 4.5% in 2007 and were increased to 4% and 6% in 2008. The expense of all the Group defined contribution plans for the year ended 31 December 2008 was £101m (2007 £60m, 2006 £44m).

Defined benefit post employment benefit plans
The Group provides several defined benefit plans. The main scheme is the HBOS Final Salary Pension Scheme (HBOS FSPS) which is a closed funded scheme. It was formed in July 2006 through the merger of the Group’s four main UK defined benefit schemes. Accordingly disclosures prior to the date of the merger have been re-analysed to show pro forma comparatives for the HBOS FSPS based on the comparative disclosures of the four legacy schemes.

Separate disclosures for all other defined benefit pension plans within the Group are made under the heading ‘Other Schemes’. These contain a mixture of funded and unfunded schemes and arrangements.

Separate disclosures are also made on a combined basis for the unfunded post retirement medical plans and concessionary mortgage plans under the heading ‘Other Post Retirement Benefits’.

The Group sponsors the HBOS FSPS Equitable Life Assurance Scheme (closed funded scheme), the unfunded scheme as included within the Other Schemes and the post retirement medical and mortgage schemes as included within Other Post Retirement Benefits. The net assets of these schemes are £576m, £53m, £(49)m and £(55)m respectively totalling £525m (2007 £(263)m,£(44)m and £(53)m respectively totalling £(360)m, 2006 £778m, £44m and £55m respectively totalling £877m). Accordingly the disclosures relating to the HBOS FSPS and Other Post Retirement Benefits are also those of the Group.

The unfunded scheme in the Group had a liability of £44m at the start of the year (2007 £44m, 2006 £42m) and £49m at the year end (2007 £44m, 2006 £44m). The pension expense relating to the unfunded scheme in the Group is £3m (2007 £2m, 2006 £3m) and is comprised of an interest cost and current service cost of £3m and £nil respectively (2007 £2m and £nil, 2006 £2m and £1m). In addition benefits paid by the Group in respect of the unfunded scheme during the year amounted to £2m (2007 £2m, 2006 £1m). The unfunded pension liabilities have been secured by assets held by the Group. These assets, comprising listed investment securities held at a value of £51m at 31 December 2008 (2007 £56m, 2006 £36m), are included in the Group’s investment securities and would only be available to members in the event of certain contingencies, such as the failure to pay benefits.

The assets of the Group’s funded schemes are held in separate trustee-administered funds, which are independent of the Group’s own assets, to meet the long term pension liabilities of past and present employees. The trustees of the schemes are required to act with regard to the best interests of the schemes’ beneficiaries and a number of trustees are nominated or elected by the members of the schemes. The trustees, in consultation with the Group, set the schemes’ investment strategies and, with the agreement of the Group, set the level of contributions to be made to the schemes.

The liabilities of the defined benefit schemes are measured by discounting the estimated future cash flows to be paid out by the schemes using the projected unit method. This method is an accrued benefit valuation technique that makes allowances for projected earnings. The Group estimates the average duration of the liabilities of the defined benefit scheme to be 23 years.

Following its formation in 2006, the first funding valuation and the most recent published valuation of the HBOS FSPS was carried out as at 31 December 2006 by an independent actuary. The financial assumptions adopted within this valuation were based upon the economic conditions prevailing at the date of valuation. This resulted in the Group adjusting the rate of regular contributions to around 23% of pensionable salaries with effect from July 2007. From 1 June 2008 a salary sacrifice was introduced. Under this arrangement all member contributions are instead paid by the Group, with a corresponding adjustment made to members’ net salaries. (This similarly applies to the defined contribution schemes noted above). In the light of the deficit of £95m under the assumptions agreed for the valuation, the Group also agreed to make annual deficit contributions of £50m per annum for each of the years 2007 to 2010 inclusive. The Group has paid £100m in respect of the first two years contribution during 2007. As such no deficit contributions were paid in 2008. The level of contributions payable to the scheme is expected to be reviewed again following completion of the next scheduled funding valuation, due as at 31 December 2009.

The Group operates a post retirement medical plan for certain former employees and provides post retirement mortgage benefits to both current and retired employees.

Notes to the Financial Statements
continued

33 Retirement Benefit Obligations continued

On 1 January 2008, the Clerical Medical International Pension Scheme, which is a funded defined benefit plan, included within Other Schemes was merged with the HBOS FSPS. In anticipation of this, the Group paid a deficit reduction contribution of £5m during 2007 as part of the merger agreement.

The Group’s net post retirement benefit liabilities in respect of its defined benefit plans are analysed as follows:

				2008				2007
			Other Post				Other Post
	HBOS	Other	Retirement		HBOS	Other	Retirement
	FSPS	Schemes	Benefits	Total	FSPS	Schemes	Benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Defined benefit obligations	(6,195)	(514)	(55)	(6,764)	(7,072)	(551)	(53)	(7,676)
Fair value of assets	6,771	470		7,241	6,809	520		7,329
Net asset/(liabilities)	576	(44)	(55)	477	(263)	(31)	(53)	(347)
Movements in the net post retirement
benefit liabilities were as follows:
At 1 January	(263)	(31)	(53)	(347)	(778)	(79)	(55)	(912)
Pension expense	(157)	(10)	(4)	(171)	(131)	(10)	(5)	(146)
Group contributions	191	30		221	250	42		292
Benefits paid directly by the Group		2	2	4		1	2	3
Actuarial gains/(losses)	805	(35)		770	396	15	5	416
At 31 December	576	(44)	(55)	477	(263)	(31)	(53)	(347)
Movements in the defined benefit
obligations were as follows:
At 1 January	7,072	551	53	7,676	6,952	549	55	7,556
Effect of scheme merger	26	(26)
Current service cost	198	13	1	212	210	12	2	224
Plan participant contributions	11	1		12	23	1		24
Interest cost	404	31	3	438	358	28	3	389
Benefits paid	(208)	(15)		(223)	(165)	(19)		(184)
Benefits paid directly by the Group		(2)	(2)	(4)		(1)	(2)	(3)
Net actuarial (gains)/losses	(1,320)	(67)		(1,387)	(311)	(24)	(5)	(340)
Past service cost	12	2		14	5	1		6
Settlement/curtailment		(9)		(9)		(4)		(4)
Foreign exchange translation		35		35		8		8
At 31 December	6,195	514	55	6,764	7,072	551	53	7,676
Movements in the fair value of
plan assets were as follows:
At 1 January	6,809	520		7,329	6,174	470		6,644
Effect of scheme merger	21	(21)
Actual return on plan assets	(53)	(65)		(118)	527	24		551
Group contributions	191	30		221	250	42		292
Plan participant contributions	11	1		12	23	1		24
Benefits paid	(208)	(15)		(223)	(165)	(19)		(184)
Settlement/curtailment		(13)		(13)		(6)		(6)
Foreign exchange translation		33		33		8		8
At 31 December	6,771	470		7,241	6,809	520		7,329
The fair value of plan assets at
31 December comprise the following:
Equity instruments	2,814	234		3,048	3,940	260		4,200
Bonds	3,779	137		3,916	2,478	129		2,607
With-profit investments		15		15		50		50
Property	178	7		185	298	8		306
Other assets		77		77	93	73		166
Total value of assets	6,771	470		7,241	6,809	520		7,329

Notes to the Financial Statements
continued

33 Retirement Benefit Obligations continued

				2006
	HBOS	Other	Other Post	Total
	FSPS	Schemes	Retirement
			Benefits
	£m	£m	£m	£m
Defined benefit obligations	(6,952)	(549)	(55)	(7,556)
Fair value of assets	6,174	470		6,644
Net post retirement benefit liabilities	(778)	(79)	(55)	(912)
Movements in the net post retirement
benefit liabilities were as follows:
At 1 January	(1,701)	(91)	(49)	(1,841)
Pension expense	(148)	(13)	(3)	(164)
Group contributions	826	31		857
Benefits paid directly by the Group		1	2	3
Actuarial gains/(losses)	245	(7)	(5)	233
At 31 December	(778)	(79)	(55)	(912)
Movements in the defined benefit
obligations were as follows:
At 1 January	6,635	500	49	7,184
Current service cost	210	9	1	220
Plan participant contributions	21	3		24
Interest cost	319	25	2	346
Benefits paid	(144)	(11)		(155)
Benefits paid directly by the Group		1	(2)	(1)
Net actuarial (gains)/losses	(96)	32	5	(59)
Past service cost	7	1		8
Settlement/curtailment		(7)		(7)
Foreign exchange translation		(4)		(4)
At 31 December	6,952	549	55	7,556
Movements in the fair value of plan
assets were as follows:
At 1 January	4,934	409		5,343
Actual return on plan assets	537	47		584
Group contributions	826	31		857
Plan participant contributions	21	3		24
Benefits paid	(144)	(11)		(155)
Settlement/curtailment		(7)		(7)
Foreign exchange translation		(2)		(2)
At 31 December	6,174	470		6,644
The fair value of plan assets at
31 December comprise the following:
Equity instruments	4,190	277		4,467
Bonds	1,636	58		1,694
With-profit investments		54		54
Property	270			270
Other assets	78	81		159
Total value of assets	6,174	470		6,644

Notes to the Financial Statements
continued

33 Retirement Benefit Obligations continued

The expense recognised in the income statement for the year ending 31 December comprises:

				2008				2007
			Other Post				Other Post
	HBOS	Other	Retirement		HBOS	Other	Retirement
	FSPS	Schemes	Benefits	Total	FSPS	Schemes	Benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Current service cost	198	13	1	212	210	12	2	224
Interest cost	404	31	3	438	358	28	3	389
Expected return on assets	(462)	(35)		(497)	(442)	(33)		(475)
Settlement/curtailment		4		4		2		2
Past service cost	12	2		14	5	1		6
Effect of scheme merger	5	(5)
Total expense	157	10	4	171	131	10	5	146

								2006
					HBOS	Other	Other Post	Total
					FSPS	Schemes	Retirement
							Benefits
					£m	£m	£m	£m
Current service cost					210	9	1	220
Interest cost					319	25	2	346
Expected return on assets					(388)	(22)		(410)
Settlement/curtailment
Past service cost					7	1		8
Total pension expense					148	13	3	164

The actuarial gains/(losses) recognised in the statement of recognised income and expense for the year ending 31 December comprises:

				2008				2007
			Other Post				Other Post
	HBOS	Other	Retirement		HBOS	Other	Retirement
	FSPS	Schemes	Benefits	Total	FSPS	Schemes	Benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Actuarial gain/(loss) on plan assets	(515)	(100)		(615)	85	(9)		76
Experience (loss)/gain on plan liabilities		(22)	(3)	(25)	(91)	(4)	1	(94)
Gain/(loss) from change
in assumptions	1,320	87	3	1,410	402	28	4	434
Total actuarial gains/(losses)	805	(35)		770	396	15	5	416

								2006
					HBOS	Other	Other Post	Total
					FSPS	Schemes	Retirement
							Benefits
					£m	£m	£m	£m
Actuarial gain on plan assets					149	25		174
Experience gain on plan liabilities					136	7	1	144
Loss from change in assumptions					(40)	(39)	(6)	(85)
Total actuarial gains/(losses)					245	(7)	(5)	233

The Group’s policy for recognising actuarial gains and losses is to take them directly to reserves in the period in which they arise.
A gain of £568m (2007 gain of £312m, 2006 gain of £163m) (net of tax) was recognised in the consolidated statement of recognised income and expense in the year. Cumulative actuarial gains and losses recognised in the consolidated statement of recognised income and expense at 31 December 2008 amounts to a gain of £744m (2007 a gain of £176m, 2006 loss of £136m) (net of tax).

Notes to the Financial Statements
continued

33 Retirement Benefit Obligations continued

The expected and actual returns on plan assets for the HBOS FSPS and other schemes is as follows:

			2008			2007
	HBOS	Other		HBOS	Other
	FSPS	Schemes	Total	FSPS	Schemes	Total
	£m	£m	£m	£m	£m	£m
Expected return on plan assets	462	35	497	442	33	475
Actuarial gain/(loss) on plan assets	(515)	(100)	(615)	85	(9)	76
Actual return on plan assets	(53)	(65)	(118)	527	24	551

						2006
				HBOS	Other
				FSPS	Schemes	Total
				£m	£m	£m
Expected return on plan assets				388	22	410
Actuarial gain/(loss) on plan assets				149	25	174
Actual return on plan assets				537	47	584

The history of experience adjustments for the HBOS FSPS and other schemes is as follows:

			2008			2007
	HBOS	Other		HBOS	Other
	FSPS	Schemes	Total	FSPS	Schemes	Total
	£m	£m	£m	£m	£m	£m
Defined benefit obligations	(6,195)	(514)	(6,709)	(7,072)	(551)	(7,623)
Fair value of plan assets	6,771	470	7,241	6,809	520	7,329
Net assets/(liabilities)	576	(44)	532	(263)	(31)	(294)
Experience adjustments on plan liabilities: (Loss)/gain (£m)		(22)	(22)	(91)	(4)	(95)
Percentage of plan liabilities (%)		5	1	1	1	1
Experience adjustments on plan assets: Gain/(loss) (£m)	(515)	(100)	(615)	85	(9)	76
Percentage of plan assets (%)	8	21	8	1	(2)	1

						2006
				HBOS	Other
				FSPS	Schemes	Total
				£m	£m	£m
Defined benefit obligations				(6,952)	(549)	(7,501)
Fair value of plan assets				6,174	470	6,644
Net liabilities				(778)	(79)	(857)
Experience adjustments on plan liabilities: (Loss)/gain (£m)				136	7	143
Percentage of plan liabilities (%)				(2)	(1)	(2)
Experience adjustments on plan assets: Gain/(loss) (£m)				149	25	174
Percentage of plan assets (%)				2	5	3

The mortality assumptions used in 2008 are unchanged from those adopted following the 31 December 2006 valuation of the FSPS. For current and deferred pensioners table PNA00 projected to 2006 using the base level of improvements from the ‘92’ series, with subsequent future improvements in line with the ‘92’ series ‘medium cohort’ projections have been used with a 10% loading to the female table reducing life expectancy. This is to align it with actual experience for the schemes’ pensioners. For active members table A92ULT multiplied by 70% has been used.

Notes to the Financial Statements
continued

33 Retirement Benefit Obligations continued

Summary of assumptions and membership data
The following assumptions and data have been used in respect of the defined benefit pension schemes:

				HBOS FSPS				Other Schemes
	2009	2008	2007	2006	2009	2008	2007	2006
Actuarial assumptions at
beginning of the year
Discount rate (%)	6.25	5.70	5.15	4.85	5.7	5.70	5.15	4.85
RPI inflation rate	3.0	3.4	3.0	2.8	3.4	3.4	3.0	2.8
Expected return on plan assets (a) (%)	5.53	6.78	7.18	7.15	6.66	6.66	6.86	6.29
Salary increases (b) (%)	3.5	3.9	3.5	3.3	3.9	3.9	3.5	3.3
Pension increases (c) (%)	3.0	3.3	3.0	2.8	3.3	3.3	3.0	2.8
Life expectancy at age 60 (years)
Retired members
Males	26	26	26	23	26	26	26	23
Females	27	27	27	26	27	27	27	26
Non-retired members
Males	27	27	27	24	27	27	27	24
Females	29	29	29	27	29	29	29	27

(a)
The expected return on plan assets shown above is a weighted average based on the current investment strategy. Return seeking assets (eg equities) are assumed to return 7.55% pa, low risk matching assets (predominantly gilts) are assumed to return 3.85% pa, corporate bonds are assumed to return 6.25% pa, with profits funds are assumed to return 6.25% pa, and property is assumed to return 6.5% pa.

(b)	In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority worth about 0.5% in overall terms.
(c)
The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of at least 3% per annum have been assumed to increase at 3.25% per annum for the end of year calculations (3.60% per annum for 2007 and 3.40% per annum for 2006).

The expected Group contributions for the year commencing 1 January 2009 total £274.5m (2008 £215.9m)

A summary of the membership data at the end of each year is as follows:

				HBOS FSPS				Other Schemes
	2008	2007	2006	2005	2008	2007	2006	2005
Active members
Number	26,061	27,893	30,044	32,504	1,149	2,581	2,113	2,289
Covered annual payroll (£m)	729	745	747	764	67	106	82	78
Average age	41	42	41	41	45	43	44	43
Average length of service	15	15	14	13	12	11	11	12

Deferred members
Number	37,037	35,869	35,167	32,844	1,996	2,557	2,019	1,969
Average age	45	42	42	44	45	44	47	44

Retired members
Number	15,909	14,460	13,866	12,932	684	675	677	644
Total annual pensions (£m)	144	129	120	112	13	18	10	9
Average age	65	64	63	64	64	63	64	65

The membership data above reflects the transfer of Clerical Medical International Scheme into the HBOS FSPS.

The principal assumptions used in the calculation of the other post retirement benefits are the discount rate, which is the same as that used for the pension schemes and the medical cost trend rate which has been assumed to be the same as the discount rate.

Sensitivity analysis for each of the principal assumptions used to measure the scheme liabilities, showing the increase in defined benefit obligations at 31 December 2008, is set out below:

Factor				HBOS FSPS			Other Schemes
	change in	Increase 2008	Increase 2007	Increase 2006	Increase 2008	Increase 2007	Increase 2006
	assumption
Discount rate	decrease 0.1%	2.3%	2.3%	2.3%	2.2%	2.2%	2.2%
Rate of inflation	increase 0.1%	2.3%	2.3%	2.2%	2.2%	2.2%	2.2%
Rate of salary growth	increase 0.1%	0.4%	0.5%	0.4%	0.4%	0.4%	0.5%
Life expectancy at age 60	increase by 1 year	2.7%	2.7%	2.7%	2.5%	2.5%	2.4%

Notes to the Financial Statements
continued

34 Deferred Tax

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes account of the inability to offset assets and liabilities where there is no legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities tie to the amount outlined in the table below which splits the deferred tax assets and liabilities by type.

	2008	2007	2006
Statutory position	£m	£m	£m
Deferred tax liabilities	227	2,600	3,349
Deferred tax asset	(2,556)	(70)	(758)
Net deferred tax (asset)/liability	(2,329)	2,530	2,591

	2008	2007	2006
Tax disclosure	£m	£m	£m
Deferred tax liabilities	1,608	2,945	3,349
Deferred tax asset	(3,937)	(415)	(758)
Net deferred tax (asset)/liability	(2,329)	2,530	2,591

At 31 December 2008 a deferred tax liability of £255m (2007 £251m, 2006 £214m) relating to investments in subsidiaries has not been recognised because the Group controls whether or not the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related tax benefit through taxable profits is probable. Deferred tax assets of £92m (2007 £nil) have not been recognised in respect of capital losses carried forward as there are no predicted future capital profits. Capital losses can be carried forward indefinitely. In addition, deferred tax assets of £69m (2007 £62m) have not been recognised in respect of Eligible Unrelieved Foreign tax (EUFT) and carried forward as there are no predicted future taxable profits against which the unrelieved foreign tax credits can be utilised. EUFT can be carried forward indefinitely.

As a result of the Finance Act 2007, the main UK corporation tax rate reduced from 30% to 28% in April 2008. UK deferred tax balances that are not expected to have been realised by April 2008 have been restated at the rate of 28%. In addition, the German corporation tax rate reduced from 25% to 15% in January 2008.

The movement in the net position is as follows:

	2008	2007	2006
	£m	£m	£m
At 1 January	2,530	2,591	1,751
(Credit)/charge to income for the year (Note 13)	(2,964)	199	661
(Credit)/charge to equity for the year (Note 13)	(2,089)	(86)	139
Disposals	41
Changes in rates of corporation tax recognised in income (Note 13)		(178)
Changes in rates of corporation tax recognised in equity (Note 13)		1
Transfer to current tax			37
Acquisitions			60
Other movements	153	3	(57)
At 31 December	(2,329)	2,530	2,591

Analysed as follows:

							2008
		Available		Long term	Effective
	Capital	for sale	Employee	assurance	interest
	allowances	investments	benefits	business	rate	Other	Total
Deferred tax liabilities	£m	£m	£m	£m	£m	£m	£m
At 1 January 2008	1,060	15		1,610	98	162	2,945
Credit to income for the year	(518)		(78)	(1,012)	(12)	(62)	(1,682)
(Credit)/charge to equity for the year		(15)	202			2	189
Disposals	(3)					(3)	(6)
Other movements	72		20	70			162
At 31 December 2008	611		144	668	86	99	1,608

Notes to the Financial Statements
continued

34 Deferred Tax continued

							2008
Available for		Cash flow	Employee			Trading
sale investments		hedges	benefits	Provisions	Other	losses c/fwd	Total
Deferred tax assets	£m	£m	£m	£m	£m	£m	£m
At 1 January 2008		(34)	(98)	(168)	(115)		(415)
Charge/(credit) to income for the year	975		98	(348)	(494)	(1,513)	(1,282)
Credit to equity for the year	(1,902)	(376)					(2,278)
Disposals				47			47
Other movements	3			(9)	(2)	(1)	(9)
At 31 December 2008	(924)	(410)		(478)	(611)	(1,514)	(3,937)

Deferred tax assets in respect of employee benefits primarily relate to retirement benefit plans. Deferred tax assets relating to share based compensation are included in other.

							2007
		Available		Long term	Effective
	Capital	for sale	Cash flow	assurance	interest
	allowances	investments	hedges	business	rate	Other	Total
Deferred tax liabilities	£m	£m	£m	£m	£m	£m	£m
At 1 January 2007	1,112	96	182	1,738	131	90	3,349
Charge/(credit) to income for the year	31	(9)		(44)	(29)	88	37
(Credit)/charge to equity for the year		(65)	(182)	5		(1)	(243)
Changes in rates of corporation
tax recognised in income	(76)			(101)	(7)	(12)	(196)
Changes in rates of corporation
tax recognised in equity		(7)					(7)
Other movements	(7)			12	3	(3)	5
At 31 December 2007	1,060	15		1,610	98	162	2,945

							2007
			Cash flow	Employee
			hedges	benefits	Provisions	Other	Total
Deferred tax assets			£m	£m	£m	£m	£m
At 1 January 2007				(284)	(213)	(261)	(758)
Charge to income for the year				46	36	80	162
(Credit)/charge to equity for the year			(37)	130		64	157
Changes in rates of corporation tax recognised in income				1	9	8	18
Changes in rates of corporation tax recognised in equity			3	5			8
Other movements				4		(6)	(2)
At 31 December 2007			(34)	(98)	(168)	(115)	(415)

							2006
	Capital	Available	Cash flow	Long term	Effective	Other	Total
	allowances	for sale	hedges	assurance	interest
		investments		business	rate
Deferred tax liabilities	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	928	65	57	1,416	122	171	2,759
Charge to income for the year	112	7		294	9	(75)	347
Charge/(credit) to equity for the year		20	125				145
Transfers to current tax		4				33	37
Acquisitions	85						85
Other movements	(13)			28		(39)	(24)
At 31 December 2006	1,112	96	182	1,738	131	90	3,349

							2006
				Employee	Provisions	Other	Total
				benefits
Deferred tax assets				£m	£m	£m	£m
At 1 January 2006				(541)	(294)	(173)	(1,008)
Charge to income for the year				189	84	41	314
Charge/(credit) to equity for the year				56		(62)	(6)
Acquisitions						(25)	(25)
Other movements				12	(3)	(42)	(33)
At 31 December 2006				(284)	(213)	(261)	(758)

Notes to the Financial Statements
continued

35 Other Liabilities

		Group
	2008	2007
	£m	£m
Unclaimed shares	150	151
Other liabilities	4,959	4,921
	5,109	5,072

Unclaimed shares comprise the net sale proceeds of certain Halifax Group Limited (formerly Halifax Group plc) ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Amounts representing the sale proceeds, together with the unclaimed capital payments, can be claimed during a period of nine years from the date of sale (30 August 2001) after which time they will be forfeited. Amounts representing the related unclaimed dividends can be claimed during the period of twelve years from the date of the resolution for payment of each dividend, after which time they will be forfeited. Following an internal reorganisation on 1 July 2002, responsibility for these balances was assumed by the Group.

36 Provisions

	Regulatory	Other
	provisions	provisions	Total
	£m	£m	£m
At 1 January 2008	106	69	175
Exchange translation		3	3
Charge to administrative expenses	200	31	231
Utilised in year	(10)	(52)	(62)
At 31 December 2008	296	51	347

	Regulatory	Other
	provisions	provisions	Total
	£m	£m	£m
At 1 January 2007	131	70	201
Exchange translation		3	3
Charge to administrative expenses	122	17	139
Utilised in year	(147)	(21)	(168)
At 31 December 2007	106	69	175

	Mortgage	Other	Total
	endowment
	compensation
	£m	£m	£m
At 1 January 2006	188	90	278
Exchange translation		(2)	(2)
Additional provision in the year	95	14	109
Utilised in year	(152)	(32)	(184)
At 31 December 2006	131	70	201

The Group is an authorised institution and operates in the UK or overseas within the regulatory framework established in the UK by the Financial Services Authority or overseas by local regulatory bodies. As a result of this, regulatory provisions are established when a legal or constructive obligation exists as a result of a past event where it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made. Regulatory provisions include the following:

i) the estimated cost of making redress payments to customers in respect of past product sales where sales processes have been deficient or where fees and premiums have been overcharged; and

ii) the costs estimated by management for the Financial Services Compensation Scheme management expense levy against deposit taking firms to fund the UK compensation scheme for customers of authorised financial services firms that are unable to pay claims made against them. Further details are given below.

In addition, other provisions include property-related costs in respect of surplus leased space that amounted to £39m (2007 £27m, 2006 £27m) at the year end, provisions for long term and annual leave, provisions in respect of legal liabilities and for obligations under reward programmes.

The timing of cash outflows for regulatory and other provisions can be uncertain and depend on a number of variables outwith the control of the Group. It is estimated that £191m (2007 £35m, 2006 £95m) of the outstanding provisions will be settled within the next year.

Notes to the Financial Statements
continued

36 Provisions continued

Financial Services Compensation Scheme (FSCS)
The Financial Services Compensation Scheme (FSCS) is the UK’s statutory compensation scheme for customers of authorised financial services firms that are unable to pay claims made against them. HBOS plc, as an authorised firm, is obliged to pay levies to the FSCS as part of its funding arrangements, as explained below.

The FSCS raises levies against firms authorised by the Financial Services Authority (FSA) in respect of its management expenses and compensation costs. Under a new funding system introduced on 1 April 2008, the levies are split into five broad classes, one of which is protected deposits. Each deposit-taking firm contributes an amount in respect of these costs, which is proportionate to their share of the protected deposits for the relevant year. The levies are subject to the maximum thresholds determined by the FSA.

Since October 2008, the FSCS has contributed to the costs of transferring, and/or paid compensation to, the customers of certain failed firms (including Bradford & Bingley plc, Kaupthing Singer & Friedlander Limited, Heritable Bank plc, Landsbanki’s Icesave and London Scottish Bank plc). As a result, the FSCS is now a creditor of these firms.

To fund these activities, the FSCS has obtained interest-only finance from HM Treasury of £19.7 billion (as at 16 December 2008), which is due to be refinanced in 2011. The FSCS expects the amounts owed to it by failed firms to be reduced as assets are realised or other payments are made to creditors. In turn, this will enable the FSCS to reduce its borrowings from HM Treasury. In the meantime, the FSCS will need to meet its anticipated obligations in respect of interest payments on its borrowings through management expenses levies on authorised firms.

The FSA, on behalf of the FSCS, has issued guidance regarding the levies to be made by the FSCS in 2009. This guidance indicates that the FSCS is expected to raise the next levy before 31 March 2009 and that the annual limit on the FSCS management expenses levy for 2008/9 has been set at £1 billion. HBOS has accrued a charge of £200m in respect of forecast management expenses levies for the levy years 2008/09 and 2009/10 that are based upon its share of protected deposits as at 31st December 2007 and 2008 respectively.

When the existing borrowing with HM Treasury is refinanced in 2011, a repayment schedule for the outstanding principal will be agreed between HM Treasury and the FSCS, after which the FSCS will raise compensation costs levies against firms in respect of these amounts. These levies could be significant. However, no provision has been made for these costs to date as their amount is unknown and is not expected to be quantifiable until 2011 at the earliest.

37 Debt Securities in Issue

			2008			2007
	At fair			At fair
	value through	At		value through	At
	the income	amortised		the income	amortised
	statement	cost	Total	statement	cost	Total
	£m	£m	£m	£m	£m	£m
Certificates of deposits		50,956	50,956		63,680	63,680
MTNs issued		48,630	48,630		29,199	29,199
Covered bonds		34,022	34,022		39,184	39,184
Commercial paper		12,132	12,132		28,648	28,648
Securitisation		42,708	42,708	1,842	43,967	45,809
		188,448	188,448	1,842	204,678	206,520

Included within commercial paper above is £2,979m (2007 £11,954m) issued by the Grampian conduit and £nil (2007 £137m) by the Landale conduit.

The additional amount contractually payable on maturity of the debt securities held at fair value through the income statement at 31 December 2008 was £294m. During 2007 £0.1m movement in the fair value of these liabilities was attributable to changes in credit spread risk.

38 Other Borrowed Funds

	2008	2007
	£m	£m
Preferred securities	3,969	4,973
Preference shares	2,614	1,571
Subordinated liabilities:
Dated	15,078	10,964
Undated	8,458	6,745
	30,119	24,253

Notes to the Financial Statements
continued

38 Other Borrowed Funds continued

	2008	2007
Preferred securities	£m	£m
US$750m 6.071% Non-cumulative Perpetual Preferred Securities of US$1,000 each	513	374
US$1,000m 6.85% Non-cumulative Perpetual Preferred Securities of US$1,000 each	684	499
£600m 6.461% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A of £1,000 each	600	600
£250m 8.117% Non-cumulative Perpetual Preferred Securities Series 1 of £1,000 each (Class A)	250	250
£150m 7.754% Non-cumulative Perpetual Preferred Securities Series 2 of £1,000 each (Class B)	150	150
£245m 7.881% Guaranteed Non-voting Non-cumulative Preferred Securities	245	245
€415m Fixed to Floating Rate Guaranteed Non-voting Non-cumulative Preferred Securities	396	305
€750m 4.939% Non-voting Non-cumulative Perpetual Preferred Securities	716	551
£2bn 6.0064/6.0895% Fixed Rate Perpetual Securities		2,000
Other Preferred Securities		4
Unamortised issue costs	(22)	(24)
Accrued interest	32	36
Fair value hedge adjustments	405	(17)
	3,969	4,973

During 2007 Fortrose Investments Ltd, a subsidiary, issued £2,000m of Fixed Rate Perpetual Securities and other subsidiaries issued Preferred Securities totalling £4m, all of which were redeemed during 2008.

	2008	2007
Preference shares	£m	£m
£300m 9 1/4% Non-cumulative Irredeemable £1 preference shares	300	300
£100m 9 3/4% Non-cumulative Irredeemable £1 preference shares	100	100
US$750m 6.413% Fixed to Floating Rate US$1 Series A preference shares	513	374
US$750m 5.92% Fixed to Floating Rate US$1 Series B preference shares	513	374
US$750m 6.657% Fixed to Floating rate US$1 preference shares	513	374
Unamortised issue costs	(11)	(9)
Accrued interest	32	27
Fair value hedge adjustments	654	31
	2,614	1,571

The US$750m 6.413% Fixed to Floating Rate series A preference shares, the US$750m 5.92% Fixed to Floating Rate series B preference shares and the US$750m 6.657% Fixed to Floating Rate preference shares have been issued in the form of American Depository Receipts.

On 21 May 2007 HBOS plc issued 7,500 American Depository Receipts representing US$750m 6.657% Fixed to Floating Rate US$1 preference shares. These are Tier I non-innovative non-equity preference shares that were issued at $1,000 per share. Dividends are payable semi-annually in arrears until 21 May 2037 at which date the Group has the option to redeem them. Thereafter, dividends are payable at a rate of three month LIBOR plus 1.27% per annum payable quarterly in arrears and can be redeemed by the Group on any dividend payment date.

There have been no new issues during 2008. On 15 January 2009 HBOS plc issued £3,000m HMT preference shares (Note 58).

Notes to the Financial Statements
continued

38 Other Borrowed Funds continued

	2008	2007
Dated subordinated liabilities	£m	£m
€650m 4.75% Subordinated Bonds 2009	621	477
€500m 5.50% Instruments 2009	478	367
US$500m Notes 2010	342	249
US$150m Notes 2011	103	75
€750m Subordinated Fixed Rate Notes 2012	716	551
€12.8m 6.25% Instruments 2012	12	9
€1,000m Subordinated Callable Fixed/Floating Rate Instruments 2013		734
€325m 6.125% Notes 2013	310	239
US$1,000m 4.25% Subordinated Guaranteed Notes 2013	684	499
JPY60bn 0.55% Subordinated Callable Notes 2013		267
US$500m Subordinated Callable Notes 2014	342	249
£250m 11% Subordinated Bonds 2014	250	250
€1,000m 4.875% Subordinated Notes 2015	955	734
€500m Callable Floating Rate Subordinated Notes 2016	478	367
€500m Subordinated Notes 2016	478	367
US$750m Notes 2016	513	374
€1,000m Subordinated Lower Tier II Notes 2017	955	734
US$1,000m Subordinated Callable Notes 2017	684	499
Aus$400m Subordinated Callable Floating Rate Instruments 2017	189	175
Aus$200m Subordinated Callable Fixed/Floating Rate Instruments 2017	95	88
Can$500m Callable Fixed to Floating Rate Notes 2017	279	254
£500m Lower Tier II Subordinated Notes 2017	500	500
£150m 10.5% Subordinated Bonds 2018	150	150
US$2,000 6.75% Subordinated Fixed Rate Notes 2018	1,368
£250m 6.375% Instruments 2019	250	250
€750m Callable Fixed to Floating Rate Subordinated Notes 2019	716	551
£500m 9.375% Subordinated Bonds 2021	500	500
€160m Subordinated Fixed Rate Notes 2021	153	117
€400m 6.45% Fixed/Floating Subordinated Guaranteed Bonds 2023	382	294
€175m 6.5% Subordinated Fixed Rate Notes 2023	167
€750m Fixed Rate Step-up Subordinated Notes due 2030	716	551
US$750m 6.00% Subordinated Notes 2033	513	374
Unamortised premiums, discounts and issue costs	(29)	(32)
Accrued interest	261	221
Fair value hedge adjustments	947	(70)
	15,078	10,964

During the year the following dated subordinated liabilities have been issued:

On 8 April 2008 HBOS plc issued €175m Subordinated Lower Tier 2 Notes at par. The notes pay interest at a rate of 6.5% plus Indexation (HICP excluding tobacco for Eurozone) annually in arrears until maturity on 8 April 2023.

On 21 May 2008 HBOS plc issued US$2bn Subordinated Lower Tier 2 Notes at an issue price of 99.334% of the principal amount. The notes pay interest at a rate of 6.75% per annum, payable semi-annually in arrears until maturity on 21 May 2018.

During 2007 the following dated subordinated liabilities were issued:

On 20 March 2007 HBOS plc issued €1bn Subordinated Lower Tier 2 Notes at an issue price of 99.954% of the principal amount. The notes pay interest at a rate of three month Euribor plus 0.2% per annum payable quarterly in arrears until 21 March 2012 at which time the interest rate will become three month Euribor plus 0.7% per annum payable quarterly in arrears until maturity in March 2017. The Group has the option to redeem these notes on 21 March 2012 and quarterly thereafter.

On 27 April 2007 HBOS plc issued Aus$400m Subordinated Callable Floating Rate and Aus$200m Subordinated Callable Fixed/Floating Rate Australian Domestic Instruments at issue prices of 100% and 99.423% of the principal amount respectively. The fixed rate notes pay interest at a rate of 6.75% and the floating rate notes at three month AUD-BBR-BSW plus 0.26% per annum payable quarterly in arrears until 1 May 2012 at which time both interest rates will become three month AUD-BBR-BSW plus 0.76% per annum payable quarterly in arrears until maturity in May 2017. The Group has the option to redeem these notes on 1 May 2012 and quarterly thereafter.

Notes to the Financial Statements
continued

38 Other Borrowed Funds continued

On 6 June 2007 HBOS plc issued US$1bn Subordinated Callable Notes at par. The notes pay interest at a rate of three month US$ LIBOR plus 0.2% per annum payable quarterly in arrears until 6 September 2012 at which time the interest rate will become three month US$ LIBOR plus 0.7% per annum payable quarterly in arrears until maturity in September 2017. The Group has the option to redeem these notes on 6 September 2012 and quarterly thereafter.

On 20 June 2007 HBOS plc issued Can$500m Callable Fixed to Floating Rate Notes at par. The notes are subordinated and pay interest at a rate of 5.109% per annum payable quarterly in arrears until 20 June 2012 at which time the interest rate will become three month CAD-BA-CDOR plus 0.65% per annum payable quarterly in arrears until maturity in June 2017. The Group has the option to redeem these notes on 20 June 2012 and quarterly thereafter.

On 15 October 2007 HBOS plc issued €160m Subordinated Fixed Rate Notes at par. The notes pay interest at a rate of 5.374% per annum payable annually and mature on 30 June 2021.

On 17 October 2007 HBOS plc issued £500m Lower Tier 2 Subordinated Notes at an issue price of 99.9% of the principal amount. The notes pay interest at a rate of 6.305% per annum payable semi-annually until 18 October 2012 at which time the interest rate will become three month LIBOR plus 1.2% per annum payable quarterly in arrears until maturity in October 2017. The Group has the option to redeem these notes on 18 October 2012 and quarterly thereafter.

No repayment, for whatever reason, of dated subordinated liabilities prior to its stated maturity and no purchase by the relevant entity of its subordinated debt may be made without the consent of the Financial Services Authority. On a winding up of the Group or subsidiary, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Group or subsidiary undertaking, other than creditors whose claims are expressed to rank pari passu with, or junior to, the claims of the holders of the dated loan capital.

	2008	2007
Undated subordinated liabilities	£m	£m
£500m Cumulative Callable Fixed to Floating Rate Undated Subordinated Notes	500	500
€750m 4.875% Undated Fixed to Floating Rate Subordinated Notes	716	551
€500m Floating Rate Undated Subordinated Notes	478	367
US$1,000m 5.375% Undated Fixed to Floating Rate Subordinated Notes	684	499
€750m Undated Subordinated Fixed to Floating Notes	716	551
£600m 5.75% Undated Subordinated Step-up Notes	600	600
€500m Fixed to Floating Rate Undated Subordinated Notes	478	367
£300m Perpetual Regulatory Tier One Securities	300	300
£300m 7.5% Undated Subordinated Step-up Notes	300	300
JPY42.5bn 3.50% Undated Subordinated Yen Step-up Notes	321	189
£200m Perpetual Notes	200	200
£200m 7.375% Undated Subordinated Guaranteed Bonds	200	200
€300m Floating Rate Undated Subordinated Step-up Notes	287	220
US$250m Floating Rate Primary Capital Notes	171	125
£150m Instruments	150	150
JPY17bn Instruments	128	76
£100m Instruments	100	100
£100m 12% Perpetual Subordinated Bonds	100	100
£100m 8.75% Perpetual Subordinated Bonds	100	100
£75m 13.625% Perpetual Subordinated Bonds	75	75
JPY9bn Instruments		40
£50m 9.375% Perpetual Subordinated Bonds	50	50
£500m 5.75% Undated Subordinated Step-up Notes	500	500
€750m 4.25% Perpetual Fixed/Floating Rate Reset Subordinated Guaranteed Notes	716	551
Unamortised premiums, discounts and issue costs	(46)	(71)
Accrued interest	145	146
Fair value hedge adjustments	489	(41)
	8,458	6,745

Notes to the Financial Statements
continued

38 Other Borrowed Funds continued

On 19 March 2008 HBOS plc issued £750m Undated Fixed to Floating Rate Subordinated Notes at an issue price of 99.25% of the principal amount to HBOS Capital Funding No. 4 L.P., a subsidiary undertaking. The notes pay interest at a rate of 9.54% per annum, payable semi-annually in arrears until 19 March 2018 at which time the interest rate will become 3 month LIBOR plus 6.75% per annum payable quarterly in arrears. The Group has the option to redeem these notes on 19 March 2018 and quarterly thereafter. Upon consolidation this is eliminated and minority interest arises, as disclosed in Note 41.

No exercise of any redemption option or purchase by the relevant entity of any of the undated subordinated liabilities may be made without the consent of the Financial Services Authority. On a winding up of the Group or subsidiary, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Group or subsidiary other than creditors whose claims are expressed to rank pari passu with, or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

39 Share Capital

	Ordinary	Preference
	shares	shares	Total
Allotted, called up and fully paid	£m	£m	£m
At 1 January 2007	941	198	1,139
Issued under employee share schemes	5		5
Ordinary share buyback	(13)		(13)
At 31 December 2007 and 1 January 2008	933	198	1,131
Issued under employee share schemes	10		10
Rights Issue	375		375
Capitalisation issue	34		34
At 31 December 2008	1,352	198	1,550

Authorised share capital
On 29 April 2008 HBOS announced that it would make a rights issue of two new ordinary shares for every five ordinary shares held at a price of 275p per share. On 26 June 2008 a General Meeting increased the authorised share capital of HBOS plc by 2,900m ordinary shares to 7,640m ordinary shares and approved the rights issue. The rights issue was completed in July and raised £3,987m net of expenses of £137m. On 12 December 2008 an Extraordinary General Meeting increased the authorised share capital of HBOS plc by a further 7,500m to 15,140m.

At 31 December 2008 the authorised share capital comprised:

Ordinary shares
15,140 million ordinary shares of 25 pence each (2007 4,740 million).

Preference shares
198,065,600 6.475% non-cumulative perpetual preference shares of £1 each (2007 198,065,600),
350,002 6.3673% fixed to floating preference shares class of £1 each (2007 350,000),
750,000 6.0884% non-cumulative preference shares of £1 each (2007 750,000),

The terms of the following preference shares when issued are such that these shares are classified as other borrowed funds rather than issued share capital.

2,597 million preference shares of £1 each (2007 2,597 million),
200 million 6 1/8% non-cumulative redeemable preference shares of £1 each (2007 200 million),
375 million 9 1/4% non-cumulative irredeemable preference shares of £1 each (2007 375 million),
125 million 9 3/4% non cumulative irredeemable preference shares of £1 each (2007 125 million),
250,000 8.117% non-cumulative perpetual preference shares class ‘A’ of £10 each (2007 250,000),
150,000 7.754% non-cumulative perpetual preference shares class ‘B’ of £10 each (2007 150,000),
3,000 million preference shares of €1 each (2007 3,000 million),
4,998 million preference shares of US$1 each (2007 4,998 million),
750,000 6.413% non-cumulative callable fixed to floating rate preference shares series ‘A’ of US$1 each (2007 750,000),
750,000 5.92% non-cumulative callable fixed to floating rate preference shares series ‘B’ of US$1 each (2007 750,000),
750,000 6.657% non-cumulative callable preference shares of US$1 each (2007 750,000),
750,000 6.657% non-cumulative callable preference shares of US$1 each (2007 750,000),
1,000 million preference shares of Aus$1 each (2007 1,000 million),
1,000 million preference shares of Can$1 each (2007 1,000 million),
400 million preference shares of JPY250 each (2007 nil),
3,000,000 12% fixed to floating callable non-cumulative preference shares of £1 each (2007 nil).

Note 38 details the preference shares that have been issued and classified as other borrowed funds.

Issued share capital
At 31 December 2008 the Group’s issued ordinary share capital, excluding shares held in Treasury, amounted to 5,406,574,275 shares (2007 3,730,415,166). The Group’s issued preference share capital amounted to 199,165,602 (2007 199,165,600).

Notes to the Financial Statements
continued

39 Share Capital continued

HBOS plc completed the rights issue in July 2008 issuing 1,500m ordinary shares of 25p each and raising £3,987m net of expenses of £137m.

During the year HBOS plc used 2,589,000 shares previously purchased under the 2007 share buyback programme to satisfy employee share scheme demands. During the year HBOS plc has bought no further ordinary shares (2007 50m) at a total consideration of nil (2007 £500m). At 31 December 2008 no shares (2007 2,589,000) bought back remained in Treasury.

The Group operates a number of share option plans and savings related option plans for colleagues. Details of these, including the impact of the rights issue, is given in Note 40.

On 15 January 2009 HBOS plc issued 7,482m ordinary shares under a placing with HM Treasury (see Note 58).

40 Share-based Payments

As a result of the acquisition of the Group by Lloyds TSB on 16th January 2009, some of the share schemes vested in the period between 12 January 2009, and 16 January 2009. For further details, see Note 58. This note therefore reflects the position of the share schemes as at 31 December 2008. Details of the accelerated vesting, together with the financial effects will be disclosed in the financial statements for 2009.

During the year ended 31 December 2008, the Group operated the following share-based payment arrangements, which were predominantly equity-settled:

Sharesave plan
Colleagues may enter into contracts through the sharesave schemes to save up to £250 per month for a fixed term of 3, 5 or 7 years. At the end of the savings period a tax-free bonus is added to the savings and colleagues have the option to acquire shares in the Group at a price equal to 80% of the share price agreed.

Share option plans
The final award under the HBOS plan was made in 2004. Under this plan options over shares at market value, with a face value equal to 20% of salary, were awarded to all colleagues with the exception of those of level 8 and above. A separate option plan exists for St. James’s Place, which awards options in respect of HBOS shares, and which continues to operate.

Free shares
This was introduced in 2005 under the share incentive plan legislation as a replacement for the share option plan (not including the St. James’s Place plan). In broad terms, it covers all colleagues, and free shares up to a limit of £3,000 annually are awarded to each colleague.

Sharekicker plan	This provides colleagues with the opportunity to purchase shares with a proportion of their annual net bonus. For every two shares purchased a matching share is awarded after three years.

Performance sharekicker plan
With effect from September 2008, the EPS sharekicker plan was renamed the Performance Sharekicker Plan. The plan is open to colleagues of level 7 and above (in relation to annual net bonuses) and colleagues of level 8 and above (in relation to net bonuses payable under the two-year incentive scheme). This provides colleagues with the opportunity to purchase shares with a proportion of their annual net bonus. For every two shares purchased a matching share is awarded after three years. For the 2006 and 2007 awards, matching shares awarded under this plan depends on EPS performance over the three year vesting period. For the 2008 award, matching shares awarded under this plan depends on EPS performance in excess of the RPI and on operating cost performance over the three year vesting period.

Long term incentive plan
For most senior colleagues, share grants of varying percentages of salaries are made and colleagues may receive up to 200% of the grant depending on the Group’s annualised TSR compared to the annualised weighted average TSR of a basket of comparator companies, over a three year period. See below for further detail.

Executive stock option plan
The final award under this plan was in 2000. Under this plan, options were granted at market value to certain colleagues. The options vested upon satisfaction of a performance measure over a three year period. Options are exercisable from the date the measure is satisfied until the tenth anniversary of the date of grant.

St. James’s Place plans	Various St. James’s Place plc option and share plans are offered to some of its colleagues.

Insight Investment plan	In 2007 Insight Investment Management Ltd converted an existing incentive scheme into a share-based payment arrangement, offering options and/or shares to some of its colleagues.

Invista Real Estate plans	Various share-based plans are offered to certain colleagues in Invista Real Estate Investment Management Holdings plc.

Notes to the Financial Statements
continued

40 Share-based Payments continued

The table below summarises the share-based payment awards granted in 2008 and 2007:

	Sharesave interim	Sharesave plan	Share option plan(b)	Free shares	Sharekicker plan		Performance Sharekicker plan		Long term incentive plan	Long term Incentive Plan Insight (d)
Awards in 2008
Date of grant	2 October	28 March	27 February	5 September	20 March		20 March		6 March	14 March
Number granted
(pre rights issue)	78,625,974	27,762,345	1,220,709	21,048,159	8,572,591	(c)	1,366,451	(c)	3,360,653	18,152,934
Number granted
(post rights issue) (e)	78,625,974	27,960,647	1,229,428	21,048,159	8,707,637		1,387,977		3,413,594	18,438,902
Awards in 2007
Date of grant		30 March	1 March	7 August	23 March		23 March		15 March	18 December
Number granted		4,614,933	620,957	8,372,685	4,535,816	(c)	722,340	(c)	2,163,888	7,082,532
Awards in 2006
Date of grant		21 September	2 March	8 August	23 March		16 March		30 March
Number granted		9,669,771	495,585	7,370,115	4,707,159	(c)			1,915,822
Transfer on 16 March 2007(d)					(527,155)		527,155	(c)
Contractual life	3.5, 5.5 and	3.5, 5.5 and	7 years	3 years	3 years		3 years		3 years	5 years
	7.5 years	7.5 years
Vesting conditions	3.25, 5.25 and 7.25 years vesting period(a)	3.17, 5.17 and 7.17 years vesting period(a)	3 years service	3 years service	3 years service		3 years service and achievement of target		3 years service and achievement of TSR target	3 years service

(a) Although the savings periods are three, five and seven years the vesting periods are slightly longer since savings commence after the grant date.
(b) The awards relate to the St. James’s Place plan.
(c) These are the number of deferred shares purchased.
(d) Award of options include nil-priced options and options with an exercise price equal to the price of the Group’s B ordinary shares based on the most recently approved annual valuation of the Insight business at the date of the grant. If all options and shares outstanding under the Insight Investment Plan at 31 December 2008 vested on that date, 46.6 million HBOS shares would be required to meet this.
(e) The rights issue in July 2008 assumed a cashless take up of the rights at a nil-paid rights price of 11.274p.

Movements in options
Movements in options granted under the various equity participation plans mentioned above are as follows:

		2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
Sharesave plan	of options	price (£)	of options	price (£)	of options	price (£)
Outstanding at 1 January	40,293,627	6.65	48,560,991	6.29	46,576,267	5.86
Granted during the year	106,388,319	2.95	4,614,933	8.44	9,669,771	7.93
Rights issue	264,059
Exercised during the year	(5,903,580)	5.52	(9,626,924)	5.52	(4,877,672)	5.62
Forfeited during the year	(2,763,722)	5.38	(2,949,595)	7.11	(2,536,970)	6.13
Expired during the year	(2,536,600)	5.88	(305,778)	6.08	(270,405)	5.79
Cancelled during the year	(60,319,267)	5.12
Outstanding at 31 December	75,422,836	2.80	40,293,627	6.65	48,560,991	6.29
Exercisable at 31 December	25,638	5.54	585,472	4.52	2,067,132	5.70

		2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
Share option plans	of options	price (£)	of options	price (£)	of options	price (£)
Outstanding at 1 January	20,782,033	7.26	35,860,579	7.13	63,355,372	6.92
Granted during the year	1,220,709	6.57	620,957	10.71	495,885	9.99
Rights issue	128,630
Exercised during the year	(55,211)	6.68	(15,123,252)	7.10	(25,667,956)	6.68
Forfeited during the year	(2,688,778)	7.28	(576,251)	7.20	(2,322,722)	7.05
Outstanding at 31 December	19,387,383	7.16	20,782,033	7.26	35,860,579	7.13
Exercisable at 31 December	17,079,383	7.01	19,211,979	7.05	6,888,530	6.85

Notes to the Financial Statements
continued

40 Share-based Payments continued

		2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
Executive stock option plan	of options	price (£)	of options	price (£)	of options	price (£)
Outstanding at 1 January	813,927	6.28	1,251,907	6.11	2,042,488	5.78
Rights issue	5,267
Exercised during the year	(2,000)	5.91	(395,980)	5.79	(790,581)	5.24
Forfeited during the year	(202,731)	5.94	(42,000)	5.87
Outstanding and exercisable at 31 December	614,463	6.34	813,927	6.28	1,251,907	6.11

For the sharesave plan, the weighted average share price at the date of exercise for share options exercised during the year was £6.77. The options outstanding at 31 December 2008 had exercise prices in the range of £2.20 to £8.38 and a weighted average remaining contractual life of 4.6 years.

For the share option plans, the weighted average share price at the date of exercise for share options exercised during the year was £6.66. The options outstanding at 31 December 2008 had exercise prices in the range of £6.49 to £10.64 and a weighted average remaining contractual life of 1.5 years.

For the executive stock option plan, the weighted average share price at the date of exercise for share options exercised in the year was £6.42. The options outstanding at 31 December 2008 had exercise prices in the range of £5.35 to £7.07 and a weighted average remaining contractual life of 1.5 years.

Financial assumptions underlying the calculation of fair value
The fair value expense has been based on the fair value of the instruments granted, as calculated using appropriate pricing models.

The table below shows the assumptions and models used to calculate the grant date fair value of awards in 2008, 2007 and 2006:

							Performance
	Sharesave	Sharesave	Share option	Free	Sharekicker		sharekicker		Long term
	interim	plan	plan(b)	shares	plan		plan		incentive plan
Awards in 2008
Fair value (pence)	84	76	152	282	163	(d)	326		397
Share price (pence)	170	540	657	282	446		446		574
Exercise price (pence)	220	508	657
Expected volatility (% p. a.)(a)	40	40	40	N/A	N/A		N/A		N/A
Expected dividends (% p.a.)	5	9.1	6.8	N/A	11.0	(e)	11.0	(e)	N/A	(f)
Risk-free interest rate (% p.a.)	4.1	4.2	4.5	N/A	N/A		N/A		N/A
Awards in 2007
Fair value (pence)		260	182	945	474	(d)	947		756
Share price (pence)		1,047	1,071	945	1,062		1,062		1,017
Exercise price (pence)		844	1,071
Expected volatility (% p.a.)(a)		20	20	N/A	N/A		N/A		N/A
Expected dividends (% p.a.)		4.0	3.5	N/A	3.9	(e)	3.9	(e)	N/A	(f)
Risk-free interest rate (% p.a.)		5.3	5.3	N/A	N/A		N/A		N/A
Awards in 2006
Fair value (pence)		299	167	974	451	(d)	947		554
Share price (pence)		1,057	999	974	1,001		1,024		959
Exercise price (pence)		793	999
Expected volatility (% p.a.) (a)		20	15	N/A	N/A		N/A		15
Expected dividends (% p.a.)		3.6	3.4	N/A	3.6	(e)	4.0	(e)	N/A	(f)
Risk-free interest rate		4.9	4.4	N/A	N/A		N/A		N/A
Pricing model	Black -	Black -	Binomial	(c)	Black -		Black -		Monte Carlo
	Scholes	Scholes	Lattice		Scholes		Scholes		Simulation

(a)
Expected volatility is based on an analysis of both the Group’s historical volatility over the twelve months preceding the date of each award and the volatility implied by the price of traded options as at the date of each award.

(b)	The awards relate to the St. James’s Place plan.
(c)	As no performance conditions attach to these awards and dividends are reinvested, the fair value is the same as the face value of the awards.
(d)	The fair value of Sharekicker awards reflects that a share is automatically awarded for every two held after three years.
(e)	Dividends payable on the matching shares during the vesting period are not awarded to the recipient.
(f)	Dividends payable on the shares during the vesting period are reinvested and so no dividend yield assumption is required.

Notes to the Financial Statements
continued

40 Share-based Payments continued

	Long term	Long term
	incentive	incentive plan
	plan Insight	Insight (Market
	(Nil - pricedoptions)	value options)
Awards in 2008
Fair value (pence)	234	47
Share price (pence)	249	249
Exercise price (pence)	Nil	249
Expected volatility (% p. a.)(a)	25	25
Expected dividends (% p.a.)	2	2
Risk-free interest rate (% p.a.)	4.3	4.3
Awards in 2007
Fair value (pence)	233	72
Share price (pence)	214	214
Exercise price (pence)	Nil	214
Expected volatility (% p.a.)	25	25
Expected dividends (% p.a.)	2	2
Risk-free interest rate (% p.a.)	4.4	4.4
Pricing model	Black -	Black -
	Scholes	Scholes

(a)
Expected volatility is based on an analysis of both the Group’s historical volatility over the twelve months preceding the date of each award and the volatility implied by the price of traded options as at the date of each award.

(b)	The awards relate to the St. James’s Place plan.
(c)	As no performance conditions attach to these awards and dividends are reinvested, the fair value is the same as the face value of the awards.
(d)	The fair value of Sharekicker awards reflects that a share is automatically awarded for every two held after three years.
(e)	Dividends payable on the matching shares during the vesting period are not awarded to the recipient.
(f)	Dividends payable on the shares during the vesting period are reinvested and so no dividend yield assumption is required.

Early exercise assumptions
The following allowance has been made for the impact of early exercise once options have vested:

Sharesave plan	As the length of the exercise window is only six months all option holders are assumed to exercise halfway through the exercise window.

St. James’s Place plan	It is assumed that half of the option holders will exercise their options each year if the share price is at least 15% above the exercise price.

Allowance for performance conditions
The long term incentive plan includes a market based performance condition based on the Group’s total shareholder return relative to an index of comparator companies. The impact of this performance condition has been modelled using Monte Carlo Simulation techniques, which involves running several thousands of simulations of future share price movements for both the Group and the comparator index. For the purpose of these simulations it is assumed that the share price of the Group and the comparator index are 80% correlated (2007 award 60%) and that the comparator index has volatility of 30% p.a. for the 2008 award (2007 award 20% p.a.).

The performance condition is based on the Group’s performance relative to the comparator index over a three year period commencing on 1 January each year. The fair value calculations for the awards that were made in 2008 and 2007 therefore include an allowance for the actual performance of the Group’s share price relative to the index over the period between 1 January and the award date.

In 2008 the weightings attached to certain comparators were amended with effect from 1 January 2008 and apply, from that date to 2005, 2006 and 2007 awards. To better match the business profile of the Group, the committee decided to amend the comparator companies and Northern Rock has dropped out of the comparator group due to government involvement. Alliance and Leicester and Bradford and Bingley remain within the comparator group at their delisted prices. This amendment also applies to all future awards. The modifications do not alter the fair values of any of the awards, nor make additional changes necessary.

Modifications
Changes to the Performance Sharekicker plan as described above had no material effect on the fair value costs of the plans.

The Rights Issue carried out by HBOS plc in July 2008 created a modification to all share plans. This resulted in an adjustment to the awards made to colleagues but had no material effect on the fair value of the awards.

A new sharesave award was made in October 2008 which commenced on 1 January 2009. The award was offered as a replacement to all other share plans. As such a modification approach was taken on all monthly savings cancelled to existing plans and invested in the new plan. The modification element resulted in a nil cost and charges were taken for new and increased savers.

The period allowable for colleagues to exercise their share options for the 2003 and 2004 share option plans was extended from 3 years to 7 years in October 2008. This resulted in an increase in fair value, chargeable directly to the income statement, of £0.6m.

Notes to the Financial Statements
continued

40 Share-based Payments continued

Charge to the income statement

	2008	2007	2006
	£m	£m	£m
Expense arising from share-based payment transactions (Note 8)
Equity settled	155	138	95
Cash settled	1	1	6
	156	139	101

Included within the charge for the year is £16m (2007 £13m, 2006 £8m) in respect of share-based arrangements within St. James’s Place, £15m in respect of the Insight Investment plan (2007 £4m, 2006 £nil) and £3m in respect of Invista Real Estate plans (2007 £3m, 2006 £nil). In relation to the Group’s share schemes, National Insurance and income tax costs are accrued by the Group. The credit of £9m (2007 £14m debit) is not included in the above table.

The liability for cash settled share-based payment plans at 31 December 2008 is £2m (2007 £5m, 2006 £5m) and is included in accruals and deferred income.

The Group uses trusts to purchase and hold its own shares as part of the share-based payment arrangements. Details of these trusts and the shares held are given below.

No. 1 and No. 2 Employee Share Ownership Trusts
The No.1 Employee Share Ownership Trust (ESOT 1) administers shares conditionally granted to Executive Directors and other executives under the HBOS Long Term Executive Bonus Plan. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and overseas operations of the HBOS plc Share Incentive Plan (Free Shares). The No.2 Employee Share Ownership Trust (ESOT 2) administers shares to be awarded to Executive Directors, other executives and employees under the Group’s Sharesave and share option plans, where options are not satisfied by the new issue of shares or from shares held by the HBOS QUEST. Interest free loans have been provided by the Group to the Trusts to allow shares to be purchased in the market to satisfy these share grants.

At 31 December 2008 1.3 million HBOS plc ordinary shares (2007 0.5 million, 2006 0.7 million) with a market value of £1m (2007 £4m, 2006 £8m) were held in ESOT 1 and 4.3 million HBOS plc ordinary shares (2007 7.5 million, 2006 3.6 million) with a market value of £3m (2007 £55m, 2006 £41m) were held in ESOT 2. The shares in the Trusts are included in the balance sheet of the Group at a net book value of £nil (2007 £nil). Under the terms of the Trusts, dividends on these shares require to be waived.

HBOS plc Qualifying Employee Share Ownership Trust (the HBOS QUEST)
The HBOS QUEST operates in conjunction with the HBOS Sharesave scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

At 31 December 2008, the HBOS QUEST held no HBOS plc ordinary shares (2007 0.1 million, 2006 1.7 million with a market value of 2007 £1m, 2006 £19m). In the prior year these shares are included in the balance sheet at nil value. Under the terms of the Trust Deed, dividends on these shares are required to be waived.

Free shares plan
A number of trusts operate in conjunction with the Free Shares Plan which commenced in 2005.

(a)
The Share Incentive Plan trust operates in conjunction with free share awards made to employees throughout the Group, except to the extent noted below. At 31 December 2008 this trust held 58.2 million HBOS plc ordinary shares (2007 19.6 million, 2006 12.7 million), with a market value of £40m (2007 £144m, 2006 £144m). These shares are included in the balance sheet at nil value.

(b)
The Irish Profit Share Trust holds free shares awarded to colleagues employed in Ireland. At 31 December 2008 this trust held 1.2 million HBOS plc ordinary shares (2007 0.5 million, 2006 0.3 million), with a market value of £0.8m (2007 £3m, 2006 £3m). These shares are included in the balance sheet at nil value.

(c)
The HBOS Australia Employee Share Trust holds free shares awarded to colleagues employed in Australia. At 31 December 2008 this trust held 3.8 million shares (2007 1.7 million, 2006 1.0 million) with a market value of £3m (2007 £13m, 2006 £12m). These ordinary shares are included in the balance sheet at nil value.

(d)	ESOT 1 administers free shares awarded to colleagues based overseas.

Notes to the Financial Statements
continued

41 Shareholders’ Equity

			Other reserves (3)					2008
			Cash flow	Available
	Share	Share	hedge	for sale	Other	Retained	Minority
	capital	premium	reserve	reserve (1)	reserves(2)	earnings	interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2007 and 1 January 2008	1,131	2,997	(85)	(313)	552	17,567	385	22,234
Foreign exchange translation				(23)	210			187
Net actuarial gains from defined benefit plans						770		770
Tax thereon						(202)		(202)
Available for sale investments:
Net change in fair value				(8,173)				(8,173)
Tax thereon				2,276				2,276
Realised gain on sale transferred
to the income statement (Note 3)				(24)				(24)
Tax thereon				7				7
Impairment recognised in income
statement (Note 12b)				1,270				1,270
Tax thereon				(355)				(355)
Cash flow hedges:
Effective portion of changes in
fair value taken to equity			(3,895)					(3,895)
Tax thereon			1,093					1,093
Losses transferred to
income statement (Note 3)			2,561					2,561
Tax thereon			(717)					(717)
(Loss)/profit for the year						(7,499)	83	(7,416)
Total recognised income and expense			(958)	(5,022)	210	(6,931)	83	(12,618)
Dividends paid (Note 42)						(1,286)	(55)	(1,341)
Issue of new shares (Note 39)	419	3,712					750	4,881
MI acquisitions							242	242
MI disposals							(110)	(110)
Movement in own shares						88		88
Movements in share-based compensation reserve						118		118
Other							5	5
At 31 December 2008	1,550	6,709	(1,043)	(5,335)	762	9,556	1,300	13,499

(1)	The available for sale reserve is comprised of £(5,285)m (2007 £(450)m) in respect of treasury assets and £(50)m (2007 £137m) in respect of corporate and other investments.
(2)	Other reserves principally include the merger reserve of £494m arising from the combination of Halifax and Bank of Scotland in 2001.
(3)	The cumulative balance for exchange translation at 31 December 2008 is £159m (2007 £(28)m).

On 19 March 2008 HBOS Capital Funding No. 4 L.P. issued £750m Fixed-to-Floating Rate Perpetual Preferred Securities at par, as included in Minority Interest above. Discretionary distributions at a rate of 9.54% per annum payable semi-annually in arrears until 19 March 2018 at which time the interest rate will become three month LIBOR plus 6.75% per annum payable quarterly in arrears. The Group has the option to redeem these securities on 19 March 2018 and quarterly thereafter.

Notes to the Financial Statements
continued

41 Shareholders’ Equity continued

			Other reserves					2007
			Cash flow	Available
	Share	Share	hedge	for sale	Other	Retained	Minority
	capital	premium	reserve	reserve (1)	reserves(2)	earnings	interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2006 and 1 January 2007	1,139	2,856	423	203	535	15,529	486	21,171
Foreign exchange translation				1	1			2
Net actuarial gains from defined benefit plans						416		416
Tax thereon						(104)		(104)
Available for sale investments:
Net change in fair value				(429)				(429)
Tax thereon				96				96
Realised gains on sale transferred
to the income statement (Note 3)				(281)				(281)
Tax thereon				80				80
Impairment recognised in income
statement (Note 12 b)				(23)				(23)
Tax thereon				6				6
Cash flow hedges:
Effective portion of changes in fair value taken to equity			(313)					(313)
Tax thereon			97					97
Gains transferred to income statement			(417)					(417)
Tax thereon			125					125
Profit for the year						4,045	68	4,113
Total recognised income and expense			(508)	(516)	1	4,357	68	3,402
Dividends paid (Note 42)						(1,747)	(39)	(1,786)
Issue of new shares (Note 39)	5	141						146
Ordinary share buyback	(13)				13	(500)		(500)
Sale of disposal group							(130)	(130)
Other movements (net of tax £11m)					3	(15)		(12)
Movement in own shares						(177)		(177)
Movements in share-based compensation reserve						120		120
At 31 December 2007 and 1 January 2008	1,131	2,997	(85)	(313)	552	17,567	385	22,234

Notes to the Financial Statements
continued

41 Shareholders’ Equity continued

			Other reserves					2006
			Cash flow	Available
	Share	Share	hedge	for sale	Other	Retained	Minority
	capital	premium	reserve	reserve (1)	reserves(2)	earnings	interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	1,157	2,316	128	184	532	13,948	191	18,456
Foreign exchange translation					(23)			(23)
Revaluation of existing net assets upon acquisition of a jointly controlled entity						(15)		(15)
Net actuarial gains from defined benefit plans						233		233
Tax thereon						(70)		(70)
Available for sale investments:
Net change in fair value				272				272
Tax thereon				(82)				(82)
Gains transferred to income statement				(244)				(244)
Tax thereon				73				73
Cash flow hedges:
Effective portion of changes in fair value taken to equity			298					298
Tax thereon			(89)					(89)
Net losses transferred to income statement			123					123
Tax thereon			(37)					(37)
Profit for the year						3,879	60	3,939
Total recognised income and expense			295	19	(23)	4,027	60	4,378
Dividends paid (Note 42)						(1,501)	(22)	(1,523)
Issue of new shares (Note 39)	8	540						548
Ordinary share buyback	(26)				26	(982)		(982)
Dilution of shareholdings in subsidiaries							162	162
Acquisition of disposal group							125	125
Sale of disposal group							(30)	(30)
Movement in own shares						(47)		(47)
Movements in share-based compensation reserve						84		84
At 31 December 2006 and 1 January 2007	1,139	2,856	423	203	535	15,529	486	21,171

Notes to the Financial Statements
continued

42 Dividends

A Capitalisation Issue took place on 6 October 2008 in lieu of an interim cash dividend to shareholders. The Capitalisation amount was £320m. Qualifying shareholders received new fully paid ordinary shares based on the capitalisation amount per ordinary share as at 3 October 2008 (6.07p), multiplied by the number of ordinary shares held at close of business on 3 October, divided by the Capitalisation Issue price of 232p, being the value per ordinary share agreed under the terms of the acquisition by Lloyds TSB Group plc (Note 58).

Ordinary dividends are charged direct to reserves only when the Group has a contractual obligation to pay.

The following dividends have been charged to retained earnings during the year:

	2008	2007	2006
	£m	£m	£m
Ordinary share dividends
2005 final dividend of 24.35p per share			930
2006 interim dividend of 13.5p per share			512
2006 final dividend of 27.9p per share		1,048
2007 interim dividend of 16.6p per share		619
2007 final dividend of 32.3p per share	1,205
	1,205	1,667	1,442
Preference share dividends
Equity dividends paid	81	80	59
	1,286	1,747	1,501

43 Contingent Liabilities and Commitments

	2008	2007
	£m	£m
Contingent liabilities
Acceptances and endorsements		43
Guarantees and irrevocable letters of credit	4,898	6,891
	4,898	6,934
Commitments
Short term trade related transactions	137	115
Undrawn formal standby facilities, credit lines and other commitments to lend with a maturity:
- Up to and including one year	50,211	68,253
- Over one year	33,109	31,416
	83,457	99,784

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £56,319m (2007 £71,970m) was irrevocable.

The contractual amounts above indicate the volume of business outstanding at the year end and do not reflect the underlying credit and other risks, which are significantly lower as some facilities will not be drawn down and some facilities that are drawn will be supported by collateral. It should be noted that the Group’s liquidity lines to the Group’s Grampian and Landale conduits do not appear in the table above as these are internal to the Group and are eliminated on consolidation.

Where the Group is a lessee the future minimum lease payments under non-cancellable operating leases are due to be paid in the following periods:

	2008	2007
	£m	£m
Not later than one year	177	185
Later than one year and not later than five years	645	674
Later than five years	1,230	1,320
	2,052	2,179

Where the Group is a lessee the future obligations payable under finance leases are as follows:

	2008	2007
	£m	£m
Not later than one year		1
Later than one year and not later than five years
		1

Notes to the Financial Statements
continued

43 Contingent Liabilities and Commitments continued

Commitments in respect of capital expenditure on property and equipment that is authorised but not provided for in the accounts, for contracts which have been entered into amount to £18m (2007 £21m). Commitments for contracts which have been placed in relation to operating lease assets amount to £10m (2007 £11m).

Legal and regulatory matters:

a) Unarranged overdraft charges
On 27 July 2007 it was announced that members of the Group, along with seven other major UK current account providers, had reached agreement with the OFT to commence legal proceedings in the High Court of England and Wales for a declaration (or declarations) to resolve legal uncertainties concerning the fairness and lawfulness of unarranged overdraft charges (the Test Case). It was also announced that HBOS and those other providers will seek a stay of all current and potential future court proceedings which are brought against them in the UK concerning these charges and have obtained the consent of the Financial Ombudsman Service (FOS) not to proceed with consideration of the merits of any complaints concerning these charges that are referred to them prior to the resolution of the Test Case. By virtue of a waiver granted by the FSA of its complaints handling rules, HBOS (and other banks, including the banks party to the Test Case) will not be dealing with or resolving customer complaints about unarranged overdraft charges while the waiver is in force. On 22 January 2009, the FSA confirmed that it is extending its waiver regarding unarranged overdraft charges complaints until 26 July 2009.

The first step in the Test Case was a trial of certain preliminary issues concerning the legal status and enforceability of contractual terms relating to unarranged overdraft charges. This preliminary trial concluded on 8 February 2008 and the judgment was handed down on 24 April 2008. The judgment held that the contractual terms relating to unarranged overdraft charges currently used by the Group (i) are not capable of being penalties, but (ii) are not exempt from assessment for fairness under the Unfair Terms in Consumer Contract Regulations 1999 (UTCCRs).

At a court hearing on 22 and 23 May 2008, the Judge granted HBOS and the other Test Case banks permission to appeal his decision that current unarranged overdraft charges are assessable for fairness under the UTCCRs. This appeal concluded on 5 November 2009. On 26 February 2009 the Court of Appeal dismissed the banks’ appeal and held that the charges are assessable for fairness. The banks will now be applying to the House of Lords for permission to appeal this judgement.

A further hearing took place in early July 2008, at which the Court was asked to consider whether terms and conditions previously used by the Test Case banks are capable of being penalties and whether the Judge’s decision in April 2008 (that the banks’ current contractual terms are capable of being assessed for fairness under the UTCCRs) can be applied to historic terms.

The Court handed down its judgment on 8 October 2008 on this second stage of the Test Case process. The Court ruled that charges applied under Halifax and Bank of Scotland’s previously used terms and conditions cannot be penalties. However, the Court also ruled that the historic terms and conditions are not exempt from assessment for fairness under the UTCCRs. The banks intend to appeal this latter decision.

Further Court hearings will be required before the Test Case process is concluded.

A definitive outcome of the Test Case is unlikely to be known for at least twelve months.

Given the early stage of these proceedings and the uncertainty as to their outcome, it is not practicable at this time to estimate any potential financial effect.

b) Payments Protection Insurance (PPI)
The final report from the Competition Commission (CC) into Payment Protection Insurance (PPI) was received on 29th January 2009. The remedies published were broadly similar to those outlined in the CC’s Provisional Decision with some changes to the sales process.

Whilst the Group believes many of the remedies could improve customer searching and enable switching, the inability to sell appropriate insurance products at a point when customers take on increased financial commitment, will result in lower levels of protection for UK consumers.

The Group is actively reviewing its customer propositions, in the light of the CC’s Final Report, to ensure that the Group continue to offer a valuable protection product to the Group’s customers.

The Group took the decision to launch a regular premium protection product. This was launched in early February 2009.

The FOS has been receiving a large number of complaints in relation to PPI sold by a number of providers and has written to the FSA suggesting an industry wide review of PPI sales standards. In response, the industry is working on a Statement of Principles to define a consistent way of handling sales complaints. The FSA is considering FOS’s suggestions and a statement from the FSA in relation to its most recent thematic work in relation to PPI is expected in the first quarter of 2009.

d) Other legal and regulatory matters
HBOS is engaged in other litigation in the UK and overseas arising out of its normal business activities. HBOS considers that none of these actions are material and has not disclosed any contingent liability in respect of these actions because it is not practical to do so.

Notes to the Financial Statements
continued

44 Measurement Basis of Financial Assets and Liabilities

The accounting policies describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading. Investment contracts with DPF valued under IFRS 4 are excluded from this table.

	At fair value through the income statement						2008
	Derivatives	Held	Designated			Financial
	designated	for	upon			liabilities
	as hedging	trading	initial	Available for	Loans and	at amortised
	instruments		recognition1	sale	receivables	cost	Total
	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2008
Financial assets
Cash and balances with central banks					2,502		2,502
Items in course of collection					445		445
Financial assets held for trading		22,571					22,571
Derivative assets	22,082	29,728					51,810
Loans and advances to banks			4,854		12,791		17,645
Loans and advances to customers					435,223		435,223
Investment securities			66,271	28,048	39,053		133,372
Other financial assets			491		2,478		2,969
Total financial assets	22,082	52,299	71,616	28,048	492,492		666,537
Financial liabilities
Deposits by banks						97,150	97,150
Customer accounts						222,251	222,251
Financial liabilities held for trading		18,851					18,851
Derivative liabilities	9,297	29,608					38,905
Debt securities in issue						188,448	188,448
Investment contract liabilities			33,321				33,321
Other borrowed funds						30,119	30,119
Other financial liabilities			210			2,419	2,629
Total financial liabilities	9,297	48,459	33,531			540,387	631,674

1Financial instruments designated at fair value through the income statement upon initial recognition include £63,631m financial assets and £33,362m financial liabilities that are policyholder funds.

Notes to the Financial Statements
continued

44 Measurement Basis of Financial Assets and Liabilities continued

	At fair value through the income statement						2007
	Derivatives	Held	Designated			Financial
	designated	for	upon			liabilities
	as hedging	trading	initial	Available for	Loans and	at amortised
	instruments		recognition1	sale	receivables	cost	Total
	£m	£m	£m	£m	£m	£m	£m
As at 31 December 2007
Financial assets
Cash and balances with central banks					2,945		2,945
Items in course of collection					945		945
Financial assets held for trading		54,681					54,681
Derivative assets	4,760	9,381					14,141
Loans and advances to banks			3,118		4,565		7,683
Loans and advances to customers					430,007		430,007
Investment securities			76,971	49,986	702		127,659
Other financial assets			887		893		1,780
Total financial assets	4,760	64,062	80,976	49,986	440,057		639,841
Financial liabilities
Deposits by banks						41,513	41,513
Customer accounts						243,221	243,221
Financial liabilities held for trading		22,705					22,705
Derivative liabilities	4,243	8,068					12,311
Investment contract liabilities			45,636				45,636
Debt securities in issue			1,842			204,678	206,520
Other borrowed funds			50			24,203	24,253
Other financial liabilities			502			665	1,167
Total financial liabilities	4,243	30,773	48,030			514,280	597,326

1Financial instruments designated at fair value through the income statement upon initial recognition include £70,546m financial assets and £44,025m financial liabilities that are policyholder funds.

45 Financial Asset Reclassifications

Following the publication by the International Accounting Standards Board (IASB) and subsequent endorsement by the European Union in October 2008 of the amendments to International Accounting Standard 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39) and IFRS 7 ‘Financial Instruments: Disclosures’, the Group has reviewed the classification of its trading portfolio.

The Group has noted that the ongoing market dislocation and the deterioration of the world’s financial markets that has occurred during the third quarter of 2008 is a sufficiently rare circumstance to warrant a review of the classification of financial assets held for trading.

With effect from 1 July 2008, the Group transferred from the held for trading classification certain asset backed securities (ABS) and floating rate notes (FRNs) with fair values at that time of £9,112m and £3,098m respectively, to the available for sale classification within investment securities. The carrying values as at 31 December 2008 are £10,132m and £3,410m respectively and the fair values as at 31 December 2008 are £10,047m and £3,410m respectively.

Subsequent to the transfers performed on 1 July 2008, the Group determined in light of increasing illiquidity in the markets for ABS to change the classification of certain ABS assets from AFS to loans and receivables. A portfolio of ABS was reclassified to loans and receivables with effect from 1 November 2008 at £35,446m. The carrying values and fair values as at 31 December 2008 are £37,173m and £36,191m respectively.

The financial impact of the reclassifications described above is set out below.

Notes to the Financial Statements
continued

45 Financial Asset Reclassifications continued

a) Debt securities reclassified from held for trading to AFS, with effect from 1 July 2008
Negative fair value adjustments of £730m were taken through the income statement relating to these assets for the period from 1 January 2008 to 30 June 2008 (full year 2007 £212m). If these assets had not been reclassified during the year additional negative fair value adjustments of £981m, net of accretion of discount of £96m, would have been recognised in the income statement and the AFS reserve movement would have been reduced by £776m (post tax) for the period 1 July 2008 to 31 December 2008.

At 1 July 2008 the effective interest rates on the reclassified debt securities ranged from 3% to 12% with expected recoverable cash flows of £13,359m.

b) ABS reclassified from available for sale to loans and receivables, with effect from 1 November 2008
Negative fair value adjustments of £3,301m (post tax) were taken through AFS reserves for the period from 1 January 2008 to 31 October 2008 (full year 2007 £319m post tax). If these assets had not been reclassified during the year additional negative fair value adjustments of £708m (post tax) would have been recognised in the AFS reserves for the period from 1 November 2008 to 31 December 2008.

Following this change in classification, these securities are no longer subject to measurement at fair value, although they will continue to be subject to regular impairment testing.

At 1 November 2008 the effective interest rates on the ABS reclassified, ranged from 3% 12% with expected recoverable principal flows of £40,968m.

The reclassifications of trading assets and AFS investment securities during the year had the effect of increasing both basic and diluted earnings per share for 2008 by £15.6p.

Notes to the Financial Statements
continued

46 Fair Value of Financial Instruments

The following table summarises the carrying amounts and fair values of financial assets and liabilities not carried on the Group’s balance sheet at fair value. This note provides additional information in respect of financial instruments carried as loans and receivables or held at amortised cost (note 44).

	Carrying	Carrying	Fair	Fair
	amount	amount	value	value
	2008	2007	2008	2007
	£m	£m	£m	£m
Financial assets
Loans and advances to banks	12,791	4,565	12,824	4,948
Loans and advances to customers	435,223	430,007	422,019	431,639
Investment securities	39,053	702	38,231	702
Other financial assets	2,478	893	2,480	893

Financial liabilities
Deposits by banks	97,150	41,513	97,184	41,528
Customer accounts	222,251	243,221	222,992	244,072
Debt securities in issue	188,448	204,678	182,470	203,579
Other borrowed funds	30,119	24,203	20,895	23,981
Other financial liabilities	2,419	665	2,424	665

The valuation methodologies for calculating the fair value of financial instruments carried as loans and receivables and at amortised cost are set out below.

Fair value is the amount for which the Group could exchange an asset, or could settle a liability, with other knowledgeable, willing parties in an arm’s length transaction. The objective of the valuation techniques applied is to determine what the values would have been at year end in an arm’s length transaction motivated by normal business considerations.

Loans and advances to banks, loans and advances to customers, deposits by banks and customer accounts are not regularly traded and so market prices are not available. In this instance, valuation techniques are applied to determine the fair value of these instruments.

For loans and deposits with variable interest rates, the fair value is represented by the carrying value as these products are at an administered rate that can be immediately repriced. The portfolios are stratified into various sub-groups, and also distinguish between performing and non-performing loans. For loans, counterparty credit risk is taken into account in determining the fair value with reference to current spreads at which similar products are currently priced, as appropriate. For non-performing loans, fair value is determined taking into account expected cash flows and discounting them over the period when they are expected to be recovered.

For other loans fair value is estimated by discounting anticipated contractual cash flows at current market interest rates. The portfolios are stratified into various sub-groups, and also distinguish between performing loans and non-performing loans. For performing loans, current market interest rates are derived by reference to the rates at which similar products are currently priced and after taking into account significant changes in credit spreads. Credit spreads are determined with reference to new originations for similar products, and take into account the type of product, the maturity profile of the portfolio and collateral held. For non-performing loans, fair value is determined taking into account expected cash flows and discounting it over the period when they are expected to be recovered.

For customer deposits, fair value is estimated by discounting anticipated contractual cash flows at current market interest rates.

For investment securities held as loans and receivables and debt securities in issue and other borrowed funds carried at amortised cost, the fair values have been derived using quoted prices where available, broker valuations and where these are not available, cash flow models, adjusted for credit spreads where appropriate. Cash flow models take into account expected cash flows and the expected maturity of the instrument.

The fair values have been calculated on a product basis and as such do not necessarily represent the value that could have been obtained for a portfolio if it were sold at 31 December 2008.

Notes to the Financial Statements
continued

47 Expected Maturity

The tables below set out the expected maturity of financial assets and liabilities.

			2008			2007
	Less than	12 months		Less than	12 months
	12 months	or more	Total	12 months	or more	Total
Financial assets
Cash and balances at central banks	2,502		2,502	2,945		2,945
Financial assets held for trading	18,324	4,247	22,571	36,921	17,760	54,681
Loans and advances to banks	14,961	2,684	17,645	6,919	1,064	7,683
Loans and advances to customers	119,073	316,150	435,223	137,337	292,670	430,007
Investment securities	41,514	91,858	133,372	29,379	98,280	127,659
Derivative assets	9,543	42,267	51,810	3,608	10,533	14,141

Financial liabilities
Deposits by banks	94,863	2,287	97,150	40,192	1,321	41,513
Customer accounts	211,096	11,155	222,251	223,349	19,872	243,221
Financial liabilities held for trading	18,851		18,851	22,503	202	22,705
Derivative liabilities	8,960	29,945	38,905	3,439	8,872	12,311
Investment contract liabilities	2,782	36,700	39,482	10,396	42,432	52,828
Debt securities in issue	91,107	97,341	188,448	116,918	89,602	206,520
Other borrowed funds	2,948	27,171	30,119	2,431	21,822	24,253

Notes to the Financial Statements
continued

48 Credit Risk

The Group’s approach to managing credit risk is set out in the Risk Management Note 57. The table below sets out the Group’s exposure to credit risk relating to financial instruments and insurance assets before taking account of collateral and other security. Policyholder assets are excluded from the Group’s exposure in the table as the underlying credit risks are for the account of policyholders.

			2008			2007
		Policyholder	Group		Policyholder	Group
	Total	funds	exposure	Total	funds	exposure
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	2,502		2,502	2,945		2,945
Items in the course of collection	445		445	945		945
Financial assets held for trading	22,571		22,571	54,681		54,681
Derivative assets	51,810	1,237	50,573	14,141	416	13,725
Loans and advances to banks	17,645	4,487	13,158	7,683	2,437	5,246
Loans and advances to customers	435,223		435,223	430,007		430,007
Debt securities	92,625	21,230	71,395	76,814	20,714	56,100
Reinsurance assets	44		44	41		41
Other financial assets (excluding equity shares)	2,969	299	2,670	1,780	426	1,354
	625,834	27,253	598,581	589,037	23,993	565,044
Irrevocable loan commitments and other credit related contingencies	61,217		61,217	78,904		78,904
Total	687,051	27,253	659,798	667,941	23,993	643,948

Loans and advances to customers
Loans and advances to customers are managed on a divisional basis as shown in Note 11. Further analysis of loans and advances to customers is given in Note 18.

					2008
	Retail	Treasury	Corporate	International	Total
	£m	£m	£m	£m	£m

Loans and advances to customers*:
Neither past due nor impaired	240,618	2,545	104,519	55,802	403,484
Past due but not impaired	8,609		4,570	3,222	16,401
Impaired	9,123		13,848	3,060	26,031
Total	258,350	2,545	122,937	62,084	445,916
*before impairment provisions

Included in loans neither past due nor impaired are the following troubled debt restructured loans which would have been past due or impaired had their terms not been renegotiated:

					2008
		Retail	Corporate	International	Total
		£m	£m	£m	£m
Renegotiated loans		368	98	12	478

					2007
	Retail	Treasury	Corporate	International	Total
	£m	£m	£m	£m	£m
Loans and advances to customers*:
Neither past due nor impaired	240,921	299	104,983	65,186	411,389
Past due but not impaired	7,342		2,720	1,567	11,629
Impaired	6,503		3,218	641	10,362
Total	254,766	299	110,921	67,394	433,380
*before impairment provisions

Included in loans neither past due nor impaired are the following troubled debt restructured loans which would have been past due or impaired had their terms not been renegotiated:

				2007
	Retail	Corporate	International	Total
	£m	£m	£m	£m
Renegotiated loans	227	2		229

Notes to the Financial Statements
continued

48 Credit Risk continued

Retail - residential mortgage lending

i) Loan to value analysis of residential mortgage lending

	2008	2007
	%	%
Less than 60% (averaging 25%, 2007 28%)	28	47
60% to 70%	10	18
70% to 80%	13	18
80% to 90%	16	13
90% to 100%	16	4
Greater than 100%	17
Total	100	100

ii) Average loan to value of residential mortgage lending
	2008	2007
	%	%
Stock of residential mortgages	56	44
New residential lending	67	65
Impaired mortgages	76	57
Note: LTV analysis is based on indexed valuation for stock and valuation at inception of new loans. The stock of residential mortgages includes past due loans.

Corporate, International and Treasury
The Group’s Corporate, International and Treasury neither past due nor impaired lending exposures are analysed by internal credit rating below:

				2008				2007
	Treasury	Corporate	International	Total	Treasury	Corporate	International	Total
	%	%	%	%	%	%	%	%
Better than satisfactory risk	100	29	36	33	100	34	41	37
Satisfactory risk		51	49	50		52	47	50
Viable but monitoring		17	12	15		12	12	12
High risk		3	3	2		2		1
	100	100	100	100	100	100	100	100

Past due but not impaired
The ageing of the Group’s lending exposure that is past due but not impaired (before impairment provisions) is analysed below:

				2008				2007
	Retail(a)	Corporate	International	Total	Retail(a)	Corporate	International	Total
	£m	£m	£m	£m	£m	£m	£m	£m
0 to 3 months	8,609	4,153	2,511	15,273	7,342	2,690	1,375	11,407
3 to 6 months		417	505	922		7	145	152
More than 6 months			206	206		23	47	70
Total	8,609	4,570	3,222	16,401	7,342	2,720	1,567	11,629
(a) Secured £7,993m (2007 £6,756m) and unsecured £616m (2007 £586m).

Impaired loans
The Group’s impaired gross lending exposure (before impairment provisions) is analysed below:

	2008	2007
	£m	£m
Retail secured lending	6,914	4,234
Retail unsecured lending	2,209	2,269
Corporate – no loss	1,242	1,648
Corporate – with loss	12,606	1,570
International	3,060	641
	26,031	10,362

Loans categorised as impaired with no loss represent loans that have been individually assessed as having impairment characteristics but where the Group expect, after taking into consideration collateral and other credit enhancements, full recovery of both interest and capital.

Notes to the Financial Statements
continued

48 Credit risk continued

The ageing of the Group’s lending exposure that is impaired (before impairment provisions) is analysed below:

				2008				2007
	Retail	Corporate(b)	International	Total	Retail	Corporate(b)	International	Total
	£m	£m	£m	£m	£m	£m	£m	£m
0 to 3 months	89	8,585	1,299	9,973	165	1,052	211	1,428
3 to 6 months	3,580	1,704	578	5,862	2,298	534	170	3,002
6 to 12 months	2,204	1,927	629	4,760	1,380	655	104	2,139
Over 12 months	913	1,632	333	2,878	533	977	89	1,599
Recoveries	1,784			1,784	1,795			1,795
Possession	553		221	774	332		67	399
Total	9,123	13,848	3,060	26,031	6,503	3,218	641	10,362
(b) For 2008 the ageing of the Corporate lending exposure is based upon the date the loan became overdue. For 2007, it is based upon the date the account entered impaired status.

The balance of Corporate impaired loans include £1,242m (2007 £1,648m) of impaired loans with no loss and £12,606m (2007 £1,570) of impaired loans with loss. Loans categorised as impaired with no loss represent loans that have been individually assessed as having impairment characteristics but where the Group expect, after taking consideration of collateral and other credit enhancements, full recovery of both interest and capital.

Impairment provisions as a % of closing net advances are analysed in the following table:

		2008		2007
		As % of		As % of
		closing		closing
	£m	advances	£m	advances
Retail	3,038	1.19	2,219	0.88
Corporate	6,563	5.64	832	0.76
International	1,092	1.79	322	0.48
Total impairment provisions	10,693	2.46	3,373	0.78

Impaired loans as a % of closing net advances and impairment provisions as a % of impaired loans are analysed by division in the following table:

			Impaired		Impairment
			loans* as %		provisions as
	Net	Impaired	of closing	Impairment	% of impaired
	Advances	loans*	advances	provisions	loans*
As at 31 December 2008	£bn	£m	%	£m	%
Retail: Secured	238.5	6,914	2.9	1,219	18
Unsecured	16.8	2,209	13.15	1,819	82
Total	255.3	9,123	3.57	3,038	33
Corporate(c)	116.4	13,848	11.90	6,563	47
International	61.0	3,060	5.02	1,092	36
Treasury & Asset Management	2.5
Total	435.2	26,031	5.98	10,693	41
(c) Within Corporate the percentage of impaired loans as a % of closing advances which relates to impaired loans with a loss as a % of closing advances is 1.07% (2007 1.50%).

Notes to the Financial Statements
continued

48 Credit risk continued

				Impaired		Impairment
				loans* as %		provisions as
		Net	Impaired	of closing	Impairment	% of impaired
		advances	loans*	advances	provisions	loans*
As at 31 December 2007		£bn	£m	%	£m	%
Retail:	Secured	235.6	4,234	1.8	330	8
	Unsecured	17.0	2,269	13.35	1,889	83
	Total	252.6	6,503	2.57	2,219	34

Corporate(c)		110.1	3,218	2.92	832	26
International		67.1	641	0.96	322	50
Treasury & Asset Management		0.2
Total		430.0	10,362	2.41	3,373	33
*Before impairment provisions

(c) Within Corporate the percentage of impaired loans as a % of closing advances which relates to impaired loans with a loss as a % of closing advances is 1.07% (2007 1.50%).

Collateral and other credit enhancements held
Financial assets that are past due or individually assessed as impaired may be partially or fully collateralised or subject to other forms of credit enhancement.

Assets in these categories subject to collateralisation are mainly corporate and residential mortgage loans.

For corporate loans, security may be in the form of floating charges where the value of the collateral varies with the level of assets such as inventory and receivables held by customer. For these and other reasons collateral given is only accurately valued on origination of the loan or in the course of enforcement actions and as a result it is not practicable to estimate the fair value of the collateral held.

A description and the estimated fair value of collateral held in respect of residential mortgage loans that are past due or individually assessed as impaired was as follows:

	2008	2007
	Fair value	Fair value
	£m	£m
Nature of assets
- Residential property	13,534	10,660
	13,534	10,660

Collateral included in the above table reflects the Group’s interest in the property in the event of default. That held in the form of charges against residential property in the UK is restricted to the outstanding loan balance. In other territories, where the Group is not obliged to return any sale proceeds to the mortgagee, the full estimated fair value has been included.

Repossessed collateral
During 2008 the Group obtained assets as a result of the enforcement of collateral held as security, as follows:

	2008	2007
	Carrying	Carrying
	amount	amount
	£m	£m

Nature of assets
- Residential property	617	292
	617	292

The Group does not use assets obtained in its operations. Assets obtained are normally sold, generally at auction, or realised in an orderly manner to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations.

Notes to the Financial Statements
continued

48 Credit risk continued

Credit ratings
The internal credit ratings of the Group are assessed on a comparable basis to those given by external credit rating agencies. Where external credit ratings are available, these have been used in the analysis below.

	AAA	AA	A	BBB	Other rated	Unrated	Total
As at 31 December 2008%		%	%	%	%	%	%
Financial assets held for trading	67.4	19.3	12.1	0.5	0.7	0.0	100.0
Derivative assets	4.1	34.5	44.3	0.8	0.0	16.3	100.0
Loans and advances to banks	29.6	36.6	22.3	8.7	0.8	2.0	100.0
Reinsurance assets	3.6	67.0	29.4	0.0	0.0	0.0	100.0
Debt securities	52.0	23.8	16.8	3.1	2.8	1.5	100.0

	AAA	AA	A	BBB	Other rated	Unrated	Total
As at 31 December 2007%		%	%	%	%	%	%
Financial assets held for trading	51.5	34.4	13.7	0.1	0.2	0.1	100.0
Derivative assets	4.3	62.0	16.4	0.5	0.0	16.8	100.0
Loans and advances to banks	15.5	47.7	15.5	19.2	0.2	1.9	100.0
Reinsurance assets	2.2	78.2	0.1	0.0	0.0	19.5	100.0
Debt securities	57.8	25.8	12.9	0.2	0.1	3.2	100.0

Financial assets held for trading
Financial assets held for trading are almost exclusively investment grade investments with 99% (2007 99%) of inter-bank and structured investment portfolios rated ‘A’ or above based on internal credit ratings. An analysis of financial instruments held for trading is given in Note 16.

Derivative assets
Derivative assets are primarily traded with investment grade counterparties with 83% (2007 83%) of derivatives rated ‘A’ or above based on internal credit ratings.

Loans and advances to banks
Loans and advances to banks are primarily invested with investment grade banks of which 89% (2007 79%) have a credit rating of ‘A’ or above based on internal credit ratings.

Debt securities
Debt securities are primarily held within the Treasury & Asset Management, Corporate and Insurance & Investment divisions and are almost exclusively issued by investment grade counterparties with 93% (2007 96%) of debt securities rated ‘A’ or above based on internal credit ratings.

Reinsurance assets
Of the reinsurance assets 71% (2007 80%) are due from insurers with a credit rating of ‘AA’ or above.

Contingent liabilities and commitments
Contingent liabilities and commitments are analysed in Note 43. This amount reflects the outstanding business at the year end and reflects the maximum credit exposure that could be drawn down. Some facilities will not be drawn down or may be only partially utilised.

Notes to the Financial Statements
continued

48 Credit risk continued

Treasury debt securities - credit exposure
As part of investment credit activities Treasury holds a portfolio of debt securities which are analysed below. The investment credit business has two functions: firstly it manages part of the Group’s prudential liquidity portfolio and secondly it takes investment positions principally through the Grampian conduit.

Following the International Accounting Standards Board’s (IASB) decision to permit the reclassification of financial assets, Treasury reclassified certain securities from assets held for trading into available for sale (AFS) portfolio and, subsequently, in light of increasing illiquidity in the markets for asset backed securities (ABS), changed the classification of ABS from AFS, to loans and receivables. Further details about these reclassifications are in Note 45.

Treasury’s total debt securities portfolio as at 31 December 2008, net of fair value adjustments and impairments, is summarised in the following table:

				2008
			Fair value
			through
	Loans &	Available	Income
	Receivables	for Sale	Statement	Total
Asset class	£m	£m	£m	£m
Asset Backed Securities:
Direct	20,443		3,054	23,497
Grampian conduit	16,730			16,730
	37,173		3,054	40,227
Covered bonds		4,062		4,062
Bank/financial institutional Floating Rate Notes (FRNs)		15,985	1,901	17,886
Bank certificates of deposit (CDs)		2,960	3,068	6,028
Other(1)		1,787	6,045	7,832
Total Treasury Assets	37,173	24,794	14,068	76,035
Landale		695		695
Total (net of net of fair value adjustments and impairment provisions)	37,173	25,489	14,068	76,730

				2007
			Fair value
			through
	Loans &	Available	Income
	Receivables	for Sale	Statement	Total
Asset class	£m	£m	£m	£m
Asset Backed Securities:
Direct		9,612	13,729	23,341
Grampian conduit		18,563		18,563
		28,175	13,729	41,904
Covered bonds		3,070		3,070
Bank/financial institutional floating
Rate notes (FRNs)		11,396	5,997	17,393	(1)
Bank certificates of deposit (CDs)		1,774	13,618	15,392	(1)
Other(1)		1,877	982	2,859
Total Treasury Assets		46,292	34,326	80,618
Landale		611		611
Total (net of net of fair value adjustments and impairment provisions)		46,903	34,326	81,229
(1) Principally Governments and Supra-nationals

Notes to the Financial Statements
continued

48 Credit risk continued

Fair value adjustments and impairments losses
For the year to 31 December 2008, the impact of fair value adjustments and impairments on the Treasury debt securities portfolio (after reclassification) is as follows:

	Income		Income		AFS	AFS
	Statement		Statement		Reserve	Reserve
	2008		2007		2008	2007
Asset class	£m		£m		£m	£m
Fair value adjustments
Asset Backed Securities	2,781		167		4,959	443
FRNs	343		102		1,309	169
Other	(597)		(42)		359	95
Total fair value adjustments	2,527	(1)	227	(1)	6,627	707
Impairments
Asset Backed Securities	773
FRNs	618
Other	30
Total impairments pre tax	1,421
Total fair value adjustments and impairments pre tax	3,948		227		6,627	707
Tax on Banking Book fair value adjustments					(1,856)	(198)
Total fair value adjustments taken to AFS reserve					4,771	509
(1) Included in Net Trading Income (Note 2) as part of interest bearing securities and related non hedging derivatives.

For the year to 31 December 2006, the impact of fair value adjustments and impairments on the Treasury debt securities portfolio was £nil on the Income Statement.

Exposure to Asset Backed Securities (ABS)

	Net	Average	Net	Average
	Exposure	Mark	Exposure	Mark
	2008	2008	2007	2007
	£m		£m
Mortgage Backed Securities
US RMBS(1)	6,922	64	9,307	98
Non-US RMBS	7,867	93	7,920	99
CMBS(1)	3,314	95	3,340	99
	18,103	79	20,567	99
Collaterised Debt Obligation
CBO(1)	2,129	49	3,320	98
CLO(1)	3,455	91	3,214	99
	5,584	68	6,534	99
Personal Sector
Auto loans	1,620	98	1,526	100
Credit cards	3,494	96	2,772	99
Personal loans	1,096	95	980	98
	6,210	96	5,278	99
FFELP Student Loans(1)	6,992	94	5,586	98
Other ABS	637	89	672	99
Total Uncovered ABS	37,526	82	38,637	99
Negative Basis	2,701	70	3,267	99
Total ABS(3)(4)	40,227	81	41,904	99
(1)RMBS means Residential Mortgage Backed Securities; CMBS means Commercial Mortgage Backed Securities; CBO means Collaterised Bond Obligations; CLO means Collaterised Loan Obligations; FFELP means Federal Family Education Loan Programme.
(2)Negative basis means bonds held with separate matching credit default swap (CDS) protection.
(3)The total comprises US securities of £24,304m (2007 £16,333m), and Non-US securities of £15,923m (2007 £25,571m).
(4)There has been no increase in net exposure as a result of the purchase of ABS during the year. Any increase in net exposure is the result of exchange rate movements in excess of paydowns, fair value adjustments and impairments.

Notes to the Financial Statements
continued

49 Market Risk

The Group’s approach to managing market risk is set out in the Risk Management Note 57. The following table shows, split by currency, the Group’s sensitivity as at 31 December 2008 to an immediate interest rate shift of 25 basis points to all interest rates.

		2008		2007
	+25 bps	-25 bps	+25 bps	-25 bps
Impact of interest rate shift on income statement (expense)/income	£m	£m	£m	£m
Currency
Sterling	82.4	(119.6)	(21.2)	21.6
US Dollar	(2.9)	2.7	(0.6)	0.5
Euro	(8.0)	8.1	(4.3)	4.3
Australian Dollar	(1.5)	1.5	0.1	(0.1)
Other	(0.3)	0.3	0.1	(0.1)
Total	69.7	(107.0)	(25.9)	26.2

Non-trading currency exposure
Structural currency exposures arise from the Group’s investments in overseas subsidiaries, branches and other investments and are noted in the table below.

			2008			2007
	Net	Borrowing	Remaining	Net	Borrowing	Remaining
	investments	taken out to	structural	investments	taken out to	structural
	in overseas	hedge net	currency	in overseas	hedge net	currency
	operations	investments	exposure	operations	investments	exposure
Functional currency of the operation	£m	£m	£m	£m	£m	£m
Australian Dollar	2,015	2,015		2,023	2,023
Euro	3,011	3,011		1,888	1,613	275
US Dollar	191	181	10	97	97
Other	(23)		(23)	4		4
Total	5,194	5,207	(13)	4,012	3,733	279

At 31 December 2008 and 2007 there are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses. Additional information on the Group’s foreign exchange risk is set out in the Risk Management Note 57.

Notes to the Financial Statements
continued

50 Liquidity Risk

The Group’s approach to managing liquidity risk is set out in Note 57 Risk Management.

The tables below set out the contractual cash flows attaching to the Group’s financial liabilities (excluding those related to policyholder funds) and the Group’s financial liabilities. Except for the insurance contract liabilities these cash flows are not discounted and include both the contractual cash flows pertaining to the balance sheet liabilities and future contractual cash flows that they will generate. Certain long dated financial liabilities allow for the early termination at the option of the Group. Where the terms of these instruments have been designed to economically compel the Group to early settle, the earlier settlement date has been applied. For undated instruments the earlier of 20 years or expected date of maturity has been applied. The analysis of insurance contract liabilities is based on the expected timing of amounts recognised at the balance sheet date. Policyholder funds have been excluded from the analysis as the underlying risks are for the account of policyholders and have no material direct impact on the Group’s results.

					2008
	Up to 1	1 to 3	3 to 12	1 year	Over 5
	month	months	months	to 5 years	years
	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	49,712	41,710	3,881	1,456	546
Customer accounts	160,616	15,648	41,634	6,474	1,670
Financial liabilities held for trading	10,994	4,640	3,518
Derivative liabilities:
Gross settled derivatives – outflows	35,701	31,615	19,016	42,827	35,077
Gross settled derivatives – inflows	(36,761)	(32,588)	(19,028)	(42,323)	(33,121)
Gross settled derivatives – net flows	(1,060)	(973)	(12)	504	1,956
Net settled derivative liabilities	1,041	1,085	8,557	15,201	7,708
Derivative liabilities	(19)	112	8,545	15,705	9,664
Insurance contract liabilities	107	131	597	923	1,990
Investment contract liabilities			1		26
Debt securities in issue	21,684	25,443	40,453	83,513	26,732
Other borrowed funds	28	1,238	1,668	13,604	24,750
Other financial liabilities	1,226	4	61	14	1,392
Undrawn loan commitments	44,961	3,041	7,031	23,263	7,071
	289,309	91,967	107,389	144,952	73,841

					2007
	Up to 1	1 to 3	3 to 12	1 year	Over 5
	month	months	months	to 5 years	years
	£m	£m	£m	£m	£m
Liabilities
Deposits by banks	23,563	12,413	4,369	629	673
Customer accounts	193,031	19,276	25,220	7,934	1,642
Financial liabilities held for trading	10,610	5,556	6,540	242
Derivative liabilities:
Gross settled derivatives – outflows	20,580	21,966	15,575	39,030	15,700
Gross settled derivatives – inflows	(20,558)	(22,084)	(15,298)	(38,324)	(14,998)
Gross settled derivatives – net flows	22	(118)	277	706	702
Net settled derivative liabilities	332	516	1,347	4,133	2,024
Derivative liabilities	354	398	1,624	4,839	2,726
Insurance contract liabilities	99	61	495	1,185	1,821
Investment contract liabilities	1	2	1,907	13	98
Debt securities in issue	26,990	48,086	42,900	75,693	36,843
Other borrowed funds	48	246	2,145	11,776	23,911
Other financial liabilities	914				921
Undrawn loan commitments	48,060	2,670	5,761	22,006	6,995
	303,670	88,708	90,961	124,317	75,630

Notes to the Financial Statements
continued

51 Related Party Transactions

Banking transactions are entered into by the Group with its subsidiaries in the normal course of business and are at normal commercial terms. These include loans, deposits and foreign currency transactions. Interest income and expense are £2,880m (2007 £1,909m, 2006 £1,469m) and £2,344m (2007 £1,718m, 2006 £966m) respectively. HBOS plc is the principal employer of the Group and staff and other costs in the year of £2,582m (2007 £2,457m, 2006 £2,277m) were recharged to subsidiaries.

In the year ended 31 December 2008, the Group provided both administration and processing services to Sainsbury’s Bank plc. The amounts payable to the Group during the year were £26m (2007 £42m, 2006 £36m), of which £10m is outstanding at the year end (2007 £18m, 2006 £15m). At 31 December 2008, Sainsbury’s Bank plc also has balances with the Group that are included in loans and advances to banks of £906m (2007 £726m, 2006 £766m) and deposits by banks of £1,274m (2007 £3,430m, 2006 £943m).

At 31 December 2008 there are loans and advances to customers of £14,196m (2007 £11,373m, 2006 £10,115m) outstanding and balances within customer accounts of £342m (2007 £575m, 2006 £304m) relating to jointly controlled entities and associated undertakings. In addition, £175m (2007 £175m, 2006 £175m) preference shares in esure are held by the Group and are reported in investment securities (Note 20).

At 31 December 2008, there are customer accounts of £30m (2007 £20m, 2006 £3m) and investment and insurance contract liabilities of £872m (2007 £425m, 2006 £489m) related to the Group’s pension arrangements. Additionally, the Group’s pension funds held HBOS plc ordinary shares with a value of £3m (2007 £19m, 2006 £28m) and HBOS plc bonds with a value of £nil (2007 £2m, 2006 £nil).

52 Transactions with Key Management Personnel

Key management personnel comprise the members of the Board of HBOS plc and, as the senior executive committee of the Group, the members of the HBOS Executive Committee.

Remuneration and other compensation

	2008	2007	2006
	£’000	£’000	£’000
Emoluments	10,535	13,276	10,436
Compensation for loss of office		1,475
Post retirement benefits	82	63	222
Equity compensation benefits	2,083	6,257	7,715

Product transactions
Key management personnel and other colleagues, as well as receiving salary, incentives, shares, pensions and other benefits are entitled to enter into product transactions with HBOS plc and its subsidiaries. These transactions are generally in the form of banking, savings, mortgage, loan, insurance, assurance and investment products. Any product offerings that are received on beneficial terms compared to the terms received by customers and which give rise to taxable benefits in kind are declared to HM Revenue & Customs and taxed accordingly.

Key management personnel and connected persons have undertaken transactions with HBOS plc and its subsidiaries, jointly controlled entities and associated undertakings in the normal course of business, details of which have been disclosed to the Group are given below:

Mortgages, credit cards and term loans

	Number
	of key
	management
	personnel	£’000
At 1 January 2007	10	5,049
Amounts advanced during the year	1	3
Interest charged	8	271
Amounts repaid during the year	11	(2,036)
Upon resignation	3	(1,460)
At 31 December 2007	7	1,827
Amounts advanced during the year	8	453
Interest charged	9	110
Amounts repaid during the year	8	(567)
At 31 December 2008	8	1,823

Notes to the Financial Statements
continued

52 Transactions with Key Management Personnel continued

Included above is £1,675k (2007 £1,682k) in respect of mortgages, £18k (2007 £15k) in respect of credit cards and £130k (2007 £130k) in respect of term loans.

The number of Directors together with their connected persons who had transactions and balances with banking entities in the Group were as follows:

		2008		2007
	Number of		Number of
	Directors	£’000	Directors	£’000
Loans	3	1,070	6	1,440
Quasi-loans and credit cards	4	12	6	14
	7	1,082	6	1,454

Bank, cheque or current accounts

	Number	Credit	Debit	Net
	of key	balances	balances	balances
	management
	personnel	£’000	£’000	£’000
At 1 January 2007	11	7,487	(1,017)	6,470
Upon appointment	3	413		413
Net movement during the year	15	(1,129)	(419)	(1,548)
Upon resignation	3	(130)	1,236	1,106
At 31 December 2007	12	6,641	(200)	6,441
Net movement during the year	12	(2,893)	190	(2,703)
At 31 December 2008	11	3,748	(10)	3,738

Savings and deposit accounts

	Number
	of key
	management
	personnel	£’000
At 1 January 2007	8	3,300
Upon appointment	2	1,550
Amounts deposited during the year	9	3,123
Interest credited	7	114
Amounts withdrawn during the year	7	(2,393)
Upon resignation	1	(32)
At 31 December 2007	10	5,662
Amounts deposited during the year	8	4,601
Interest credited	9	311
Amounts withdrawn during the year	9	(7,725)
At 31 December 2008	7	2,849

Life assurance and investment contracts

	Number
	of key
	management
	personnel	£’000
At 1 January 2007	8	6,989
Upon appointment	2	173
Premiums paid/amounts invested during the year	9	3,191
Other movements including investment returns	10	(1,995)
Upon resignation	2	(1,331)
Total sum insured/value of investment at 31 December 2007	8	7,027
Premiums paid/amounts invested during the year	6	3,017
Other movements including investment returns	8	(4,489)
Total sum insured/value of investment at 31 December 2008	8	5,555

Notes to the Financial Statements
continued

53 Cash and Cash Equivalents

	2008	2007	2006
		Reclassified
	£m	£m	£m
Cash and balances at central banks	2,502	2,945	2,295
Less: mandatory reserve deposits	(296)	(373)	(330)
	2,206	2,572	1,965

Loans and advances to banks	17,645	7,683	11,263
Less: amounts with a maturity of three months or more	(7,748)	(4,070)	(3,735)
	9,897	3,613	7,528
Cash and cash equivalents	12,103	6,185	9,493

Mandatory reserve deposits are held with local central banks in accordance with statutory requirements; these deposits are not available to finance the Group’s day to day operations.

Included in total cash and cash equivalents at 31 December 2008 is £864m (2007 £658m, 2006 £767m) of cash held at the central bank as collateral against notes in circulation of £957m (2007 £881m, 2006 £857m).

Mandatory reserve deposits of £373m at 31 December 2007 (£330m 2006) have been reclassified from loans and advances to banks to cash and balances at central banks. In addition, total cash and cash equivalents at 31 December 2007 have been reclassified to include certain cash deposits held with the central Bank of Ireland of £853m (1 January 2007 £535m, 1 January 2006 £279m) and cash held at the central bank as collateral against notes in circulation of £881m (1 January 2007 £857m) which are available to finance the Group’s day-to-day operations. The cash flow statements have been adjusted accordingly.

54 Securities Borrowing and Lending, Repurchase and Reverse Repurchase Agreements

The Group enters into securities lending transactions and repurchase agreements, whereby cash and securities are temporarily received or transferred as collateral. Where the securities sold subject to repurchase or pledged as collateral are retained on the balance sheet the funds received under these arrangements are recognised as liabilities. These transactions are all in respect of standard securities borrowing and reverse repurchase agreements which are undertaken under standard market terms and conditions, or are in respect of securities exchange transactions under the Bank of England’s Special Liquidity Scheme. Assets and liabilities relating to such arrangements at 31 December are as follows:

		Asset		Liability
	2008	2007	2008	2007
	£m	£m	£m	£m
Assets subject to repurchase
Financial assets held for trading (Note 16)	4,369	4,711	3,425	4,523
Loans and advances to customers (Note 18)	56,858		39,220
Investment securities (Note 20)	37,263	8,996	31,682	7,841
	98,490	13,707	74,327	12,364

In addition to the above, financial assets pledged as collateral as part of securities lending transactions amounted to £89,109m (2007 £11,918m).

Securities held as collateral under stock borrowed or under reverse repurchase agreements amounted to £76,018m (2007 £39,975m), of which £64,378m (2007 £28,817m) had been resold or repledged by the Group as collateral for its own transactions. These securities are not recognised as assets, and the cash advanced is recognised within financial assets held for trading, loans and advances to banks and loans and advances to customers.

Notes to the Financial Statements
continued

55 Capital Management

The Group’s approach to managing capital is set out in the Risk Management Note 57.

The Group’s capital resources are set out in the table below:

	As at	As at
	31 December 08	1 January 08
	£m	£m

Capital resources
Core Tier 1
Ordinary share capital	1,352	933
Eligible reserves	15,227	20,421
Minority interests	381	123
Perpetual non-cumulative preference shares
Preference share capital	3,195	2,781
Innovative Tier 1
Preferred securities	3,092	3,247
Deductions from Tier 1
Goodwill & other intangible assets	(2,475)	(2,862)
Excess expected loss(1)	(536)	(875)
Other deductions	(446)	(37)
Total Tier 1 capital	19,790	23,731
Upper Tier 2
Available for sale reserve		187
Undated subordinated debt	8,096	5,591
Collectively assessed impairment provisions	1,484	463

Lower Tier 2
Dated subordinated debt	10,306	9,900

Deductions from Tier 2
Excess expected loss1	(536)	(875)
Other deductions	(287)	(37)
Total Tier 2 capital	19,033	15,229
Supervisory deductions:
Unconsolidated investments - life	(4,562)	(4,596)
Unconsolidated investments - other	(482)	(506)
Total supervisory deductions	(5,044)	(5,102)

Total capital resources	33,779	33,858
(1) Unaudited

The table below details movements in Tier 1 Capital during the year:

2008
£m
As at 1 January	23,731
Loss attributable to parent company shareholders	(7,499)
Ordinary dividends paid	(1,205)
Rights issue proceeds, net of expenses	3,987
Increase in minority interest (equity)	258
Decrease in goodwill and intangible assets	387
Preferred securities issued	750
Restriction on Innovative Tier 1	(1,484)
Decrease in Excess EL	339
Other	526
As at 31 December	19,790

Notes to the Financial Statements
continued

56 Long Term Assurance Business Capital Position Statement

The Capital Position Statement sets out the total capital resources relating to the life assurance business of the Group. The statement shows the shareholders’ funds in the long term assurance business together with the adjustments required to reconcile these amounts with the amounts determined in accordance with the regulatory reporting framework.

					2008
	CMIGL	UK	UK life	Overseas
	UK with-profit	non-profit	shareholder	life	Total life
	fund	funds	funds	business	business
	£m	£m	£m	£m	£m
Total shareholders’ funds		3,830	2	1,105	4,937
Adjustments onto regulatory basis:
Less value of in-force long term assurance business (Note 28)		(2,166)		(826)	(2,992)
Less purchased value of in-force investment business (Note 23)		(291)		(1)	(292)
Add unallocated surplus (Note 32)(a)	551				551
Less shareholders’ share of realistic liabilities	(39)				(39)
Deferred taxation		460		196	656
Other adjustments		(621)	51	(225)	(795)
	512	1,212	53	249	2,026
Other qualifying capital:
Loan capital			1,282		1,282
Total capital available (c)	512	1,212	1,335	249	3,308
The Group’s long term insurance and investment contract liabilities are allocated as follows:
With-profit business	5,394				5,394
Unit-linked business		16,008		5,751	21,759
Other life assurance business		2,461		390	2,851
Total insurance contract liabilities (Note 30)	5,394	18,469		6,141	30,004
Investment contract liabilities (b)		25,877		3,180	29,057
Investment contract liabilities with DPF	6,161				6,161
Total investment contract liabilities (Note 31)	6,161	25,877		3,180	35,218
Total policyholder liabilities	11,555	44,346		9,321	65,222

					2007
	CMIGL	UK	UK life	Overseas
	UK with-profit	non-profit	shareholder	life	Total life
	fund	funds	funds	business	business
	£m	£m	£m	£m	£m
Total shareholders’ funds		4,004	40	736	4,780
Adjustments onto regulatory basis:
Less value of in-force long term assurance business (Note 28)		(2,476)		(708)	(3,184)
Less purchased value of in-force investment business (Note 23)		(320)		(1)	(321)
Add unallocated surplus (Note 32)(a)	1,493				1,493
Less shareholders’ share of realistic liabilities	(81)				(81)
Deferred taxation		1,102		135	1,237
Other adjustments		(651)	55	87	(509)
	1,412	1,659	95	249	3,415
Other qualifying capital:
Loan capital			1,039		1,039
Total capital available(c)	1,412	1,659	1,134	249	4,454
The Group’s long term insurance and investment contract liabilities are allocated as follows:
With-profit business	5,640				5,640
Unit-linked business		15,484		2,409	17,893
Other life assurance business		2,280		101	2,381
Total insurance contract liabilities (Note 30)	5,640	17,764		2,510	25,914
Investment contract liabilities		33,890		6,497	40,387
Investment contract liabilities with DPF	7,192				7,192
Total investment contract liabilities (Note 31)(b)	7,192	33,890		6,497	47,579
Total policyholder liabilities	12,832	51,654		9,007	73,493

(a)	The with-profit fund unallocated surplus is determined on an adjusted realistic basis.
(b)	Excludes investment contract liabilities related to the collective investment schemes.
(c)	Provisional available capital

Notes to the Financial Statements
continued

56 Long Term Assurance Business Capital Position Statement continued

The Group has one UK with-profit fund, the Clerical Medical Investment Group Limited (CMIGL) with-profit fund, which is shown separately in the Capital Position Statement. The Group’s UK non-profit businesses are aggregated as well as the Group’s overseas life businesses for the purpose of this statement.

For the Group’s UK with-profit fund, available capital and capital requirements are determined under the ‘twin peaks’ assessment as prescribed by the regulations of the Financial Services Authority (FSA). Under this assessment the available capital is determined by comparing admissible assets with the mathematical reserves determined on the ‘regulatory peak’ basis. This is adjusted by the with-profit insurance capital component (WPICC) to arrive at the available capital position for the purpose of this disclosure. The capital requirement, adjusting for the WPICC, consists of the long term insurance capital requirement (LTICR).

The WPICC is determined under the twin peaks test by comparing the regulatory peak with the realistic peak. If the latter is more onerous then this gives rise to a WPICC. At 31 December 2008 and at 31 December 2007, the realistic peak was more onerous. Accordingly, the available capital of the with-profit fund is adjusted by the WPICC and presented on a realistic basis. As more fully described in Note 32, the unallocated surplus is determined on an adjusted realistic basis in accordance with FRS 27 as permitted by IFRS 4.

There are no formal arrangements, other than those relating to the CMIGL with-profit fund described below, for shareholders’ funds or the surplus within the individual life funds to be used to support other businesses or life funds within the Group. However, as described below, subject to certain conditions being met, the available capital within the individual funds is potentially transferable to other parts of the Group. However, the capital within each fund is generally subject to restrictions as to its availability to meet requirements that arise elsewhere in the Group, including other long term businesses. In particular, for sections in the Capital Position Statement where aggregate capital amounts have been shown, such as for UK non-profit funds and overseas business, there are no prior arrangements in place to allow the capital to move freely between entities within these sections.

Restrictions to the application of capital
Restrictions apply to the transfer of assets from any long term fund. In particular, at all times, each long term fund must maintain an excess of assets over liabilities. Transfers of assets from a long term fund can only be made once management are satisfied that they have met the relevant requirements of the fund. The principal restrictions are:

(a) CMIGL with-profit fund
The unallocated surplus held in the fund can only be applied to meet the requirements of the fund itself or distributed according to the prescribed rules of the fund. Shareholders are entitled to an amount not exceeding one ninth of the amount distributed to policyholders in the form of bonuses. Such distributions would also be subject to a tax charge. The use of capital within the fund is also subject to the terms of the scheme of demutualisation effected in 1996 and the conditions contained in the Principles and Practices of Financial Management of the fund. Capital within the Clerical Medical non-profit fund is available to meet the with-profit fund’s capital requirements. There are no other arrangements that provide capital support to the fund.

(b) UK non-profit funds
Except as above, the capital held in the fund is attributable to the shareholders and, subject to meeting the regulatory requirements of these businesses, this capital is potentially available to meet capital requirements elsewhere in the Group. Any transfer of the surplus would give rise to a tax charge.

(c) Overseas life business
These include several smaller life companies outside the UK. In all cases the available capital resources are subject to local regulatory requirements including Germany and Ireland. The available capital held in each company is potentially available to meet the capital requirements in other parts of the Group, subject to additional complexity surrounding the transfer of capital from one country to another.

Notes to the Financial Statements
continued

56 Long Term Assurance Business Capital Position Statement continued

Target capital
For the UK with-profit fund, the Group is required to hold sufficient capital to meet FSA requirements, based on the risk capital margin (RCM) determined in accordance with the FSA’s regulatory rules under its realistic capital regime. The determination of the RCM is based on the impact of specified changes in market prices of the fund assets as well as policyholder behaviour, taking into account the actions management would have taken in the event of the particular adverse changes.

For UK non-profit business, the relevant capital requirement is the LTICR and resilience capital requirement determined in accordance with FSA regulations.

Under the FSA’s Individual Capital Adequacy Standards framework, each company is required to carry out its own assessment of the capital required to meet its liabilities in all reasonably foreseeable circumstances known as the individual capital assessment (ICA). The ICA takes into account certain business risks not reflected in the FSA’s other capital requirements.

Management intends to maintain surplus capital in excess of the various regulatory requirements, including the ICA, in order to absorb changes in both the underlying businesses and the capital requirements over the short term. At 31 December 2008 the provisional available capital, excluding the with-profit fund, was 370% (2007 468%) of the provisional LTICR and resilience capital requirements of £756m (2007 £650m). At 31 December 2008, the total provisional available capital including the with-profit fund on a realistic basis was 263% (2007 399%) of the provisional LTICR and resilience capital requirements of £1,256m (2007 £1,116m).

Changes in capital
The principal factors that resulted in changes to the total provisional available capital are set out in the table below:

	CMIGL	UK	UK life	Overseas
	UK with-profit	non-profit	shareholder	life	Total life
	fund	funds	funds	business	business
	£m	£m	£m	£m	£m
At 1 January 2007	1,436	1,655	678	233	4,002
Impact of adopting PS06/14		279			279
Changes in non-investment assumptions (a)	(15)	42	59	(1)	85
Investment markets and changes in investment assumptions (b)	(112)	128		10	26
New business (c)		(423)		(138)	(561)
Other experience (d)	103	548	31	206	888
Transfers of capital and dividends (e)		(570)	366	(61)	(265)
At 31 December 2007	1,412	1,659	1,134	249	4,454
Changes in non-investment assumptions (a)	(14)	57		(10)	33
Investment markets and changes in investment assumptions (b)	(883)	(98)	244	3	(734)
New business (c)		(333)		(10)	(343)
Other experience (d)	(3)	483	2	166	648
Disposals				(22)	(22)
Transfers of capital and dividends (e)		(556)	(45)	(127)	(728)
At 31 December 2008	512	1,212	1,335	249	3,308

(a)	There were no significant changes to the non-investment assumptions during the year.
(b)	Net negative market condition in 2008 led to a decrease in the value of securities resulting in a decrease in the total capital available.
(c)
The amount of capital has been reduced by the increase in liabilities and new business strain (excess of acquisition costs over margins due to significant volumes of new long term assurance business written since the last balance sheet date).

(d)	This is the effect of current year experience on in-force blocks of business.
(e)	This represents the dividends paid by, or transfers of capital to and from, the funds during the year.

Notes to the Financial Statements
continued

57 Risk Management

Credit risk
Credit risk is the risk of financial loss from counterparty’s failure to settle financial obligations as they fall due.

Credit risk performance
During the second half of 2008 the pressures being experienced in wholesale and liquidity markets spread to become severe economic deterioration in the UK. This pressure accelerated significantly in quarter four 2008 and saw substantial issues arising in Corporate lending and Treasury investments.

The Corporate Division’s Credit Risk Management was unable to react quickly enough to contain the deterioration, exacerbated by HBOS historic levels of exposure concentration within property and property related sectors, giving little room for manoeuvre in a deteriorating market and resulting in impairment losses increasing dramatically.

In addition, Treasury has been materially impacted by the reduction in fair value of the ABS portfolio as a result of credit concerns, poor market sentiment and liquidity pressures. This has been exacerbated following a strategic decision of moving away from using Government bonds to provide liquidity, instead relying on AAA rated asset backed securities and investment grade bank FRNs, which whilst effective in liquidity terms, significantly increased the credit risk profile of the Group.

The credit risk profile within HBOS is susceptible to further increases in impairments if the UK economy continues to deteriorate. Additional pressure will also be evident in Treasury’s ABS portfolio if US real estate values fall further, resulting in increasing fair value and impairment losses.

Management of credit risk
The Group Credit Risk Committee (GCRC), one of the Executive Risk Committees, is chaired by the Group Risk Director and comprises senior executives from across the business Divisions and Group Risk and Group Finance functions. It meets monthly and reviews the Group’s lending portfolio, approves Group credit standards, limits and divisional credit risk policies. The Group Credit Risk Policy Statement is approved by the Board on an annual basis. The GCRC also assists the Board in formulating the Group’s credit risk appetite in respect of key products and sectors.

Group Credit, a specialist support function within Group Risk, provides centralised expertise in the area of credit risk measurement and management techniques. In addition to reporting on the performance of each divisional portfolio to the GCRC (and other senior HBOS committees), Group Credit exercises independent oversight over the effectiveness of credit risk management arrangements and adherence to approved policies, standards and limits.

Day to day management of credit risk is undertaken by specialist credit teams working within each Division in compliance with policies approved by divisional committees, under lending authorities delegated by the Board (via GCRC). Typically functions undertaken by these teams include credit sanctioning, portfolio management and management of high risk and defaulted accounts and credit risk model build and governance.

To manage credit risk, a wide range of policies and techniques are used across the Group:

–
For retail portfolios, extensive use is made of credit scoring in the assessment of new applications for credit. In addition, behavioural scoring is used to provide an assessment of the conduct of a customer’s accounts in granting extensions to, and setting limits for, existing facilities and in identifying customers at risk of default. Affordability is a vitally important measure and is reviewed in combination with either application and/or behavioural scores. HBOS has been involved in data sharing initiatives within the industry and makes extensive use of credit bureau files to inform the assessment of customer risk and affordability and to aid responsible lending. Small business customers are assessed for their credit-worthiness in a similar manner to retail customers.

–
For corporate portfolios a full credit assessment of the financial strength of each potential transaction and/or customer is undertaken, including a stress test of key financial aspects of the transaction, awarding an internal risk rating which is reviewed regularly. The same approach is also used for larger SME (small to medium enterprise) customers.

–
within Treasury Division (Treasury), which handles the Group’s banking and sovereign related exposures, as well as the Group’s structured credit bond (ABS) portfolio held for liquidity and proprietary purposes, focused credit risk policies are established and reviewed by Group Wholesale Credit Committee (GWCC), a sub-committee of the GCRC. Basel II Advanced IRB compliant models are used to rate banking and sovereign counterparties. Structured credit bonds are reviewed individually by an independent credit function prior to purchase and an internal rating is applied to all exposures. Additional thresholds and limits are applied by rating and by asset class in line with the business strategy. As part of an ongoing portfolio review process, monitoring is performed covering each bond holding, supplemented by stress analyses conducted on a periodic basis.

An additional measure within the credit risk framework is the establishment of product, industrial sector and country limits to avoid excessive concentrations of risk. Material portfolios, such as mortgages, have approved sub-sector limits to ensure that they remain within plan and tolerance for risk. All such limits are set and monitored by the GCRC.

Notes to the Financial Statements
continued

57 Risk Management continued

Standards have been established across the Group for the management of credit risk. All Divisions are independently rated against these internal standards by the Group Credit function (on an annual basis) and work together to continuously improve credit risk management capability. There continues to be significant levels of investment in the development of credit risk rating tools, including enhancements to the portfolio risk measurement systems and in governance arrangements to support operations within the terms of the Basel II Accord. These include principles for development, validation and performance monitoring of credit risk models. The approval process for credit models is dependant upon the materiality of the model, with all models impacting the regulatory capital calculation requiring approval by the Group Model Governance Committee (GMGC), which is a sub committee of GCRC, and those deemed material to the Group being approved by the Group Capital Committee (GCC).

Internal reporting has developed in response to the introduction of improved rating tools. Senior Management across the Group are now provided with reports assessing the risk profile in terms of Probability of Default and Expected Loss and will continue to do so under the Basel II environment going forward.

Standard technical definitions
PD – Probability of Default. The probability that an obligor enters default in the next 12 months.

EAD – Exposure At Default. The obligor’s credit exposure at the point of default, assuming default occurs within the next 12 months.

LGD – Loss Given Default. The proportion of an obligor’s exposure at default that the lender loses as a result of default, assuming that default occurs within the next 12 months. This is a percentage.

EL – Expected Loss – The monetary amount we expect to lose from an obligor, arising from a default in the next 12 months.

Derived by the formula EL = PD x EAD x LGD.

Scope of HBOS IRB Permission
In the period to 31 December 2007 HBOS operated under what is commonly know as the Basel I regulatory capital regime. Under Basel I the FSA required each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets, taking into account both balance sheet assets and off-balance sheet transactions. From 1st January 2008 HBOS, in common with UK peers, adopted the Basel II framework through application of the FSA BIPRU rules.

Basel II seeks to augment arrangements and introduces a risk sensitive framework. Basel II is structured to provide a choice of methodologies to determine credit risk regulatory capital requirements, with different levels of complexity. HBOS makes use of the Standardised and Advanced Internal Ratings Based (AIRB) approaches with no portfolios using the Foundation Internal Ratings Based approach.

–
Standardised approach. This is an extension of Basel I and requires banks to use external credit ratings to determine risk weightings for rated counterparties. Like Basel I, it groups other counterparties into broad categories and applies regulatory determined risk weightings to these categories.

–	Advanced Internal Ratings Based approach (AIRB). This is the most sophisticated approach. Banks use their own internal assessment of PD, EAD and LGD to determine risk weight asset values.

HBOS is approved by the FSA to use the Advanced Internal Ratings Based approach (AIRB) for regulatory capital purposes. The scope of permission covers all Basel II asset classes, however, HBOS has a model roll-out schedule to complete, predominately in relation to International and Corporate businesses. The roll-out plan and mandatory parallel run will run until the end of 2010.

Beside these, HBOS has a number of small portfolios where, for economic reasons, it is not commercially viable to construct AIRB models. These are typically products which are no longer sold and effectively in run off mode or new products where HBOS has yet to establish the critical mass of data necessary to construct AIRB models. In such cases the Standardised approach is applied. The models that are used in the regulatory capital calculation also underpin the credit risk measurement framework used by HBOS. It is a regulatory requirement that the models deployed in the capital calculations are used to inform credit related decisions.

Internal ratings process
For each IRB asset class the approach has been to build internal models to generate PD’s, LGD’s and EAD’s for products within the asset class. This is summarised below.

–
Retail Assets – Retail assets include residential mortgages, overdrafts, credit cards and unsecured personal lending exposures. The methodology for retail assets is transaction based with a foundation in the scorecards used for application decision and account management. The regulatory EL is mapped to a Lifetime Expected Loss (LEL) which is used in wider business processes including assessment of risk appetite and pricing.

Notes to the Financial Statements
continued

57 Risk Management continued

–
Corporate Assets – Corporate assets include exposures to corporate and SME entities. The methodology for non specialised lending corporate assets considers, individually, the obligor PD, the transaction EAD and LGD then combines these to produce the transaction EL. The approach within HBOS to estimating PD has been to undertake a statistical analysis of the obligor’s financial statements with a supplementary qualitative but standardised overlay. This is then calibrated to the historically identified (and where necessary appropriately adjusted) default rate for the portfolio in hand. EAD estimates are based on current exposures plus an additional proportion of the undrawn positions. The LGD component is estimated, taking account of the EAD less any recognisable collateral.

–
Specialised Lending Assets – This asset class predominantly comprises property investment and property development transactions but also includes major asset financing deals such as shipping and aircraft. This is a transaction based approach. Where full models are in place, our methodology has been to stochastically assess the transaction’s cash flows over its lifetime and use this to calculate the 12 month EL.

–
Financial Institutions and Sovereign Assets – This comprises exposures to governments together with exposures to bank counterparties. Given the historical limited default data for such portfolios the methodology for these assets has been to predict what rating would be provided by an External Credit Assessment Institution (ECAI) should the obligor have sought one. This rating is then related to a PD value based upon the long run historic information associated with such ECAI ratings. A transaction EAD is estimated based on the product characteristics while LGD is directly associated with the standing of the obligor. These components are then combined to produce the transaction EL.

Within HBOS all models have been developed internally and there is no use of external models (although there may be reliance on external feeds such as bureau data, PD ratings for external third parties such as tenants, and feeds to Treasury Bank rating models). Minimum Standards for the development and monitoring of Credit Risk Models are in force across the Group.

In accordance with the HBOS federal structure, credit risk control units have been established within each Divisional risk function.
Divisional credit teams are independent from business generation teams and are responsible for:

–	development, validation, implementation and recalibration of credit risk models;

–	monitoring of the ongoing performance of the credit risk models; and

–	securing annual approval of all credit risk models from the appropriate body.

The most material internal rating models are approved for use by Group Capital Committee with the remainder at Group Model Governance Committee, which is a sub committee of GCRC. Group Credit Risk undertake independent technical review of Divisional credit risk models in accordance with the Group’s standards. These reviews take place annually or when a model is materially changed and result in a recommendation to the GMGC or Group Capital Committee where the model is approved for use.

Use of internal estimates

The Group has introduced IRB models on a phased basis, ensuring that full confidence in the outputs is built up within the credit areas before moving to full use in decisioning.

IRB parameters are being widely used in the divisions particularly in those that will experience the most material benefit under Basel II and for the most material requirements.

Credit approval
Credit assessment and approval within HBOS is mainly conducted at the divisional level in line with the Group Credit Risk Policy Statement (GCRPS) and divisional credit policy statements. The GCRPS requires adherence to the canons of lending appropriate for a financial institution of HBOS’s size and sophistication, and in relation to IRB inputs it specifically requires that each borrower must be assigned a credit rating or score, or directly, a probability of default (PD) which is updated at least annually; and PD and EL should be considered as part of a credit assessment.

The divisional processes can be broken down into two main categories:

Portfolio level credit approval (defined as low value, high volume automated credit processes and used primarily for assessing retail portfolios). Typically, lifetime EL and EL estimates generated from/by IRB models are used to set application scorecard cutoffs. Therefore, the level of business accepted via automated decision making processes is directly influenced by IRB outputs. Decisioning and pricing are linked and LEL outputs are also fed into profitability models that are used to make pricing decisions;

Transaction level credit approval (defined as high value, low volume exposures which are addressed directly by credit analysts - used for corporate, corporate SME, financial institution and sovereign asset classes).

In general, the process operates as follows:

The relationship manager inputs the appropriate information into the models which return PD/EL outputs.

–	An independent credit risk management unit checks the inputs to the model calculations for accuracy and plausibility (and for outputs); and verifies that the correct model has been used.

Notes to the Financial Statements
continued

57 Risk Management continued

Credit limits
The governance process for limits approval is:

–	At Group level, limits for products, sectors and countries are set under the authority of GCRC; and

–
Within the divisions, sanctioning is conducted under a set of agreed delegated lending authorities granted to individuals or credit committees. These delegated authorities have been revised substantially in response to the deteriorating credit conditions.

Divisional risk committees do not make individual credit decisions but are responsible for putting in place appropriate governance arrangements, approving policies and standards and credit risk rating systems and monitoring all aspects of credit risk within their respective divisions.

Pricing
Transaction/portfolio level pricing is set by the divisions who are increasingly basing these decisions on the outputs of the IRB models.

For Retail, pricing and decisioning are intrinsically linked. The lifetime expected losses are fed into the profit model, along with other costs, to allow a price to be set that generates the required return. All pricing decisions have been assessed using the Basel lifetime expected loss to ensure that current pricing passes the required hurdle rates dependent on the risk involved.

For Corporate, the pricing model facilitates the incorporation of appropriate pricing information into the credit approval process.

For Treasury, the major activities are funding, liquidity and hedging in external markets on behalf of the wider HBOS group. Treasury is not normally a market maker in the markets within which it operates and is therefore dependent on prices quoted to it by the market.

Portfolio reporting
Credit risk reporting is conducted at both Group and divisional levels embedding IRB parameters into the management information. This includes analysing PD, LGD, EAD, and EL measures. Model performance and parameter assessment are also presented.

Factors impacting loss experience
The deterioration in the loss experience generally reflects the increasing economic pressures over the year characterised by declining economic activity, rising unemployment, the contraction of the mortgage market, reduced availability of credit and the fall in house and commercial property values.

The increase in mortgage losses was driven predominantly by increased affordability pressures and reduced attrition from higher risk customers as well as the rise in Loan to Value ratios due to reduced housing values.

The Corporate credit environment has suffered significant deterioration, with an increasing number of customers operating under stressed conditions. In particular, our exposure to the construction and real estate sectors, where there have been historically large concentrations of lending, have been impacted more severely than other sectors. In addition HBOS strategy was to support relatively high levels of exposure to a small number of long term customer relationships, these single name concentrations have placed the Group at risk of significant loss, should default occur. The general deterioration of the credit environment and associated market dislocation has limited the options available to Corporate to restructure or dispose of distressed assets. As a result, not only has HBOS been impacted earlier and more significantly than most of its peers, it has been very difficult to materially reduce the balance sheet risk profile in reaction to the environment.

Likewise, the loss experience within our International businesses reflects the deteriorating economies within which it operates.

Losses experienced in Treasury are due to both the fair value impact of the market dislocation on the asset backed securities portfolio, including Alt A bonds and CDOs and the well publicised failure of certain bank counterparties resulted in credit impairments. The fall in value has been driven largely by credit concerns, poor market sentiment and liquidity requirements.

Credit risk mitigation
Collateral is the pledging of assets which in the event of default can be sold in order to realise some or all of the outstanding monies. HBOS has documented policies in respect of the criteria for recognition of collateral taken as credit risk mitigation.

HBOS employs a variety of credit risk mitigation techniques in order to mitigate the credit risk faced. These techniques include netting, collateral, guarantees and credit derivatives.

The Retail mortgage portfolios are formally secured on residential properties. Corporate exposures utilise a broad range of collateral types serving to reduce the loss in event of default. Financial collateral is predominantly cash. Other eligible collateral includes first charges on commercial and residential real estate and other physical assets such as aircraft, shipping, commercial vehicles and car fleets.

Notes to the Financial Statements
continued

57 Risk Management continued

On balance sheet netting is recognised where the agreement is legally effective and enforceable, and there is an intention and ability to settle on a net or simultaneous basis, in all jurisdictions. In recognising the netting agreements HBOS ensures it can determine at any time those assets and liabilities that are subject to the netting agreement.

On balance sheet netting is recognised in respect of mutual claims between the HBOS Group and its counterparty. This is limited to reciprocal cash balances between HBOS Group and the counterparty. For master netting agreements covering repurchase transactions and/or securities or commodities lending or borrowing transactions and/or other capital market driven transactions to be recognised for the purposes of the calculation of regulatory capital, they shall:

–	Be legally effective and enforceable in all relevant jurisdictions, including in the event of the bankruptcy or insolvency of the counterparty;

–
Give the non-defaulting party the right to terminate and close-out in a timely manner all transactions under the agreement upon the event of default, including in the event of the bankruptcy or insolvency of the counterparty; and

–	Provide for the netting of gains and losses on transactions closed out under a master agreement, so that a single net amount is owed by one party to the other.

HBOS policy is to calculate the market value of collateral taken, and periodically reassess it. Notwithstanding revaluation is undertaken whenever HBOS has reason to believe that a significant decrease in market value has occurred. Where the collateral is held by a third party, HBOS takes reasonable steps to ensure that the third party segregates the collateral from its own assets.

Where real estate is pledged as collateral the value of the property is frequently reassessed. More frequent assessment is carried out where the market is subject to significant changes in conditions.

Statistical methods are used to monitor the value of the property and to identify property that requires to be revalued. The property valuation is reviewed by an independent valuer when information indicates that the value of the property may have declined materially relative to general market prices.

The value of other physical forms of collateral is monitored on a frequent basis and at a minimum once every year. More frequent monitoring is required where the market is subject to significant changes in conditions.

HBOS policy is to ensure it has the ability to liquidate the collateral, the ability to establish objectively a price or market value, the frequency with which the value can readily be obtained (including a professional appraisal or valuation), and the volatility or a proxy of the volatility of the value of the collateral. Both initial valuation and revaluation take into account any deterioration or obsolescence of the collateral. Particular attention is paid in valuation and revaluation to the effects of the passage of time on fashion- or date-sensitive collateral. HBOS policy in recognising collateral is that there is the right to physically inspect the collateral ensuring also that the collateral taken as protection is adequately insured against damage.

Guarantees exist when one entity commits to paying the outstanding monies in event of default of another entity, which has entered into a transaction with HBOS. The Group receives a variety of guarantees types however capital calculation recognition is only taken through the use of PD substitution for guarantees provided by appropriate sovereigns and institutions.

Credit derivatives are an investment banking product whereby HBOS pays a premium to a credit protection provider in order to receive the full amount of monies owed should a specific counterparty default on their obligations. In effect, this is a form of insurance policy and is used in Treasury Division to mitigate Credit Risk.

Counterparty credit risk
Internal capital and credit limits
Bank and Sovereign AIRB rating predictor models are used to produce an internal rating for each counterparty within the portfolio. These ratings are mapped across to statistically derived (based upon Moody’s history of default data) PD and LGD tables. When combined with EAD, these values determine EL. To determine EAD exposure, values for derivative products are calculated by using the mark-to-market methodology for regulatory purposes and internally developed models for limit management. EL is then used to calculate the minimum capital from which the Risk Weighted Asset (RWA) is derived. Treasury does not use economic capital models, thus RWAs are used to determine regulatory capital.

Securing collateral and establishing credit reserves:
Treasury makes active use of collateral and risk mitigation techniques to reduce credit risks in its portfolio. These include the use of collateral (cash, government securities, and guarantees), break clauses and netting. In addition, a gross notional control for repo and stock borrowing exists.

To recognise the effects of credit risk mitigation, the mitigation agreements must be valid, enforceable, unconditional and irrevocable. In addition, collateral must be transferred to Bank of Scotland through the passing of title and should be netable on a portfolio basis. Once these and other conditions specified by the credit sanctioner are met, the effect of collateral received is reflected in reductions to all applicable credit exposures and in capital adequacy calculations.

Treasury Collateral Operations are required to actively monitor collateral using established best risk management practices.

Notes to the Financial Statements
continued

57 Risk Management continued

Correlation risk
Under the repo framework, the issuer of collateral held and the counterparty the trade is transacted with should be neither the same nor connected. The same rule applies for derivatives under collateral assets standards. Treasury Credit has the discretion to extend the rule to other cases where there is significant correlation.

Financial instruments subject to credit risk
The table below sets out the Group’s exposure to credit risk relating to financial instruments before taking account of collateral and other security. Policyholder assets are excluded from the analysis in the table as the underlying credit risks are for the account of the policyholders and have no direct impact on the Group’s results, as described further in Note 48. A full reconciliation between the Group’s consolidated balance sheet and financial instruments subject to credit risk is set out in Note 48.

	As at	As at
	31.12.2008	31.12.2007
Financial instruments subject to credit risk	£m	£m
Loans and advances to customers	435,223	430,007
Financial assets held for trading	22,571	54,681
Debt securities	71,395	56,100
Other financial assets	69,392	24,256
	598,581	565,044
Contingent liabilities and commitments	61,217	78,904
Total	659,798	643,948

Loans and advance to customers
Loans and advances to customers are managed on a divisional basis. Information about the credit quality of loans and advances to customers is set out in Note 48.

Financial assets held for trading
As described above, full credit analysis is undertaken and, based upon that, an internal rating is derived which helps to establish a credit appetite for the issuer or asset intended to be acquired.

As Treasury manages the liquidity of the HBOS Group, its mandate is to maintain a high quality credit portfolio and actively use portfolio techniques to manage and monitor the quality of its portfolios. This includes the use of rating based thresholds, established portfolio level thresholds, asset class limits and sub-limits. There are also rules governing the types of assets that can be held within Treasury’s Liquidity portfolios, Trading and Banking books and for individual asset backed security (ABS) tranche sizes. There are also limits controlling the maximum weighted average life of assets.

Financial assets held for trading are predominantly investment grade investments with 98.8% (2007 99.6%) of inter-bank and structured investment portfolios rated ‘A’ or above based on an internal credit ratings scale that is, in general, aligned with the ratings scales of the major credit ratings agencies (Moody’s, S&P and Fitch).

During the course of 2008, £12.2bn of ABS and FRN assets were transferred from the Trading Book to the AFS Book. Subsequently, £35.4bn of ABS was transferred from the AFS Book into the Loans & Receivables Book.

	As at	As at
	31.12.2008	31.12.2007
	%	%
AAA	67.4	51.5
AA	19.3	34.4
A	12.1	13.7
Below A	1.2	0.4

Debt securities
Debt securities are primarily held within the Treasury or Insurance & Investment Divisions and are predominantly invested in investment grade counterparties with 92.7% (2007 96.5%) of debt securities rated ‘A’ or above, again based on our internal rating scale.

	As at	As at
	31.12.2008	31.12.2007
	%	%
AAA	52.0	57.8
AA	23.8	25.8
A	16.8	12.9
Below A	7.4	3.5

Notes to the Financial Statements
continued

57 Risk Management continued

Other financial assets
Other financial assets include cash and balances at central banks, items in the course of collection, derivative assets, loans and advances to banks and sundry financial assets.

Market risk
Market risk is defined as the potential loss in value or earnings of the organisation arising from:

–	changes in external market factors such as interest rates (interest rate risk), foreign exchange rates (foreign exchange risk), credit spread, commodities and equities; and

–	the potential for customers to act in a manner which is inconsistent with business, pricing and hedging assumptions.

The objectives of the Group’s market risk framework are to ensure that:

–	market risk is taken only in accordance with the Board’s appetite for such risk;

–	such risk is within the Group’s financial capability, management understanding and staff competence;

–	the Group complies with all regulatory requirements relating to the taking of market risk; and

–	the quality of the Group’s profits is appropriately managed and its reputation safeguarded.

Risk appetite is set by the Board which allocates responsibility for oversight and management of market risk to the Group Market Risk Committe (GMRC), an Executive Risk Committee chaired by the Group Risk Director.

The Group devotes considerable resources to ensuring that market risk is captured, modelled and reported, and managed. Trading and non-trading portfolios are managed at various organisational levels, from the HBOS Group overall, down to specific business areas. Market risk measurement and management methods are designed to meet or exceed industry standards, and the tools used facilitate internal market risk management and reporting.

Market risk is controlled across the Group by setting limits using a range of measurement methodologies. The principal methodologies are Net Interest Income (NII) sensitivity and Market Value (MV) sensitivity for banking books and Value at Risk (VaR) for trading books. All are supplemented by scenario analysis which is performed in order to estimate the potential economic loss that could arise from extreme, but plausible stress events.

Detailed market risk framework documents and limit structures have been developed for each Division. These are tailored to the specific market risk characteristics and business objectives of each Division. Each divisional policy requires appropriate divisional sanction, and is then forwarded to the GMRC for approval on at least an annual basis.

Market risk within the insurance and investment businesses arises in a number of ways and depending upon the product: some risks are borne directly by the customer and some by the insurance and investment companies. Risk to customers is controlled by adherence to and regular monitoring of investment mandates and, if appropriate, unit pricing systems and controls. In the case of risk to the companies, individual Boards approve overall risk appetites and policies against which exposure is monitored.

Market risk – principally interest rate, inflation and equity – also arises from the Group’s defined benefit pensions obligations. These sensitivities are regularly measured and are reported to the GMRC every month.

Interest rate risk (non-trading)
A key market risk faced by the Group in its non-trading book is interest rate risk. This arises where the Group’s financial assets and liabilities have interest rates set under different bases or reset at different times.

The principal Board limit for structural interest rate risk is expressed in terms of potential volatility of net interest income in adverse market conditions. Risk exposure is monitored using the following measures:

–
Net Interest Income sensitivity – This methodology comprises an analysis of the Group’s current interest rate risk position overlaid with behavioural assessment and re-pricing assumptions of planned future activity. The change to forecast NII is calculated with reference to a set of defined parallel interest rate shocks which measure how much current projections would alter over a 12 month period.

–
Market Value sensitivity – This methodology considers all re-pricing mismatches in the current balance sheet including those beyond the time horizon of the NII measure. It is also calculated with reference to a set of defined parallel interest rate shocks.

The Board has delegated authority to the GMRC to allocate limits to divisions as appropriate within the overall risk appetite approved by the Board each year. In turn, the GMRC has granted limits which constitute the risk tolerance for each Division.

Notes to the Financial Statements
continued

57 Risk Management continued

Banking divisions are required to hedge all significant open interest rate mismatch positions with Treasury and are not permitted to take positions of a speculative nature. A limit structure exists to ensure that risks stemming from residual and temporary positions or from changes in assumptions about customer behaviour remain within the Group’s risk appetite.

Market risk in non-trading books consists almost entirely of exposure to changes in interest rates. This is the potential impact on earnings and value that could occur when, if rates fall, liabilities cannot be re-priced as quickly as assets; or when, if rates rise, assets cannot be re-priced as quickly as liabilities.

Net interest income sensitivity

The following table shows, split by major currency, the Group’s sensitivities as at 31 December 2008 to an immediate up and down 25 basis points change to all interest rates.

	As at 31.12.2008
	+ 25 bps	– 25 bps
Impact of interest rate shift	£m	£m
Currency:
Sterling	82.4	(119.6)
US Dollar	(2.9)	2.7
Euro	(8.0)	8.1
AU Dollar	(1.5)	1.5
Other	(0.3)	0.3
Total	69.7	(107.0)

		As at 31.12.2007
	+ 25 bps	– 25 bps
Impact of interest rate shift	£m	£m
Currency:
Sterling	(21.2)	21.6
US Dollar	(0.6)	0.5
Euro	(4.3)	4.3
AU Dollar	0.1	(0.1)
Other	0.1	(0.1)
Total	(25.9)	26.2

Base case projected NII is calculated on the basis of the Group’s current balance sheet, forward rate paths implied by current market rates, and contractual re-pricing dates (adjusted according to behavioural assumptions for some products); it also incorporates business planning assumptions about future balance sheet volumes and the level of early redemption fees. The above sensitivities show how this projected NII would change in response to an immediate parallel shift to all relevant interest rates – market and administered.

The principal driver of the risk is re-pricing mismatch but the methodology also recognises that behavioural re-pricing assumptions –for example, prepayment rates – are themselves a function of the level of interest rates.

The measure, however, is simplified in that it assumes all interest rates, for all currencies and maturities, move at the same time and by the same amount. Also, it does not incorporate the impact of management actions that, in the event of an adverse rate movement, could reduce the impact on NII.

Basis risk
Major structural interest rate exposure will largely be addressed by quantifying re-pricing risk, however, there is potentially a material risk relating to basis, i.e. the exposure relating to the Group’s (net) asset position repricing of a different index than the (net) liability position.

The primary source of basis risk exposure within the Group is in the UK, where HBOS has a net asset position referenced to Bank Rate and a net liability position referenced to short term LIBOR rates. Analogous Bank Rate/ LIBOR positions also exist in Ireland.

The following table shows net assets for the Banking Divisions (excluding Treasury) by pricing basis and reflects the major components of the Group’s balance sheet as it relates to basis risk:

	2008	2007
Bank rate	97.9	113.0
Variable market rates	(79.5)	(58.6)
Administered rates	(29.4)	(62.3)
Fixed (including capital and low/non interest bearing)	11.0	7.9

Notes to the Financial Statements
continued

57 Risk Management continued

Reserve sensitivity
The following table shows the market value sensitivity, for a 25 basis point shift, of those items in respect of which a change in market value must be reflected in the equity of the Group – principally available for sale assets and cash flow hedges.

	As at 31.12.2008			As at 31.12.2007
	+ 25 bps	– 25 bps	+ 25 bps	– 25 bps
Impact of interest rate shift	£m	£m	£m	£m
Available for sale reserve	(14.5)	14.5	(15.7)	15.7
Cash flow hedge reserve	84.9	(84.9)	116.1	(116.1)
Total	70.4	(70.4)	100.4	(100.4)

Foreign exchange risk (non-trading)

The Group Funding & Liquidity Committee (GFLC) is responsible for the framework within which structural foreign currency risk is managed. The GFLC manages foreign currency exposures based on forecast currency information provided by the Divisions, and mandates Treasury to execute transactions and undertake currency programmes to manage structural currency risk. The actual risk position is monitored monthly by the GMRC.

Transaction exposures arise primarily from profits generated in the overseas operations, which will be remitted back to the UK and then converted into sterling. Translation exposures arise due to earnings that are retained within the overseas operations and reinvested within their own balance sheet. Structural currency exposures arise from the Group’s investments in overseas subsidiaries, branches and other investments and are noted in the table below.

			2008			2007
	Net	Borrowing	Remaining	Net	Borrowing	Remaining
Functional currency of the operation	investments	taken out to	structural	investments	taken out to	structural
	in overseas	hedge net	currency	in overseas	hedge net	currency
	operations	investments	exposure	operations	investments	exposure
	£m	£m	£m	£m	£m	£m
AU Dollar	2,015	2,015		2,023	2,023
Euro	3,011	3,011		1,888	1,613	275
US Dollar	191	181	10	97	97
Other	(23)		(23)	4		4
Total	5,194	5,207	(13)	4,012	3,733	279

As at 31 December 2008 and 31 December 2007 there are no material net currency exposures in the non–trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses.

Trading
The Group’s market risk trading activities are principally conducted by Treasury Division. This Group activity is subject to a Trading Book Policy Statement, which is approved by the Board, and limits set by the GMRC.

Treasury trading primarily centres around two activities: proprietary trading and trading on the back of business flows. Both activities incur market risk, the majority being interest rate and foreign exchange rate exposure. In addition, a number of marketable assets held as part of our liquidity risk management framework are also held in trading books. Such activity gives rise to market risk as a result of movements in credit spread.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk (VaR), sensitivity analysis, stress testing and position limits.

The VaR model used as part of the Group’s management of trading activity expresses market risk to 99% confidence using a one day holding period. The number provides an indication of the maximum mark to market loss which, to this level of confidence, might be incurred on a single day given the size of current trading positions. It is computed using an historical simulation approach and a one year history of price data.

The underlying assumption of VaR is that future price volatility and correlation will not differ significantly from that previously observed. It also implicitly assumes that all positions are sufficiently liquid to be realisable within the chosen one day holding period. VaR gives no indication of the size of any loss that could occur from extreme adverse price changes (ie, outside the chosen confidence level). For these reasons, stress testing is employed to simulate the effect of selected adverse market movements. Three different types of stress tests are conducted:

–	historical scenarios;

–	defined scenarios tailored to key vulnerabilities, and;

–	extreme shocks to single risk factors.

Notes to the Financial Statements
continued

57 Risk Management continued

Such measures are particularly relevant when market conditions are abnormal and daily price movements are difficult to source.

The Group’s trading market risk exposure for the year ended 31 December 2008 is analysed below.

Owing to the unprecedented level of volatility in the credit markets, VaR has been suspended as a measure for the credit trading portfolio. Positions are now managed using sensitivity measures. The large increase in VaR, relative to 31 December 2007, is due principally to higher price volatility in wholesale markets - the size of underlying trading positions has not changed materially.

The regulatory capital charge for market risk trading exposures represents only 0.85% (2007 1.87%) of the Group’s capital base.

	As at	As at	Average	Average	Highest	Highest	Lowest	Lowest
	31 Dec 2008	31 Dec 2007	2008	2007	2008	2007	2008	2007
Exposure	£m	£m	£m	£m	£m	£m	£m	£m
Total Value at Risk	8.4	13.2	12.2	7.6	18.3	13.9	5.0	4.0
Interest rates	8.4	4.7	5.5	3.0	9.1	5.9	2.8	1.7
Credit spread	suspended	8.3	suspended	4.3	suspended	8.4	suspended	1.8
Foreign exchange	6.1	1.9	8.3	0.6	16.3	2.0	1.3	0.1
Equity risk factor	0.1	0.2	0.2	0.2	1.1	0.40	0.0	0.0

For all significant exposures VaR is calculated on a daily basis and is used by senior management to manage market risk. On a more detailed desk and trader level, to increase transparency interest rate risk relating to the trading book is principally managed using sensitivity methodology to measure exposure and set limits. This methodology calculates the present value impact of a one basis point movement in interest rates on the outstanding positions. Credit spread risk is managed using position limits based on credit spread sensitivity. Foreign exchange risk is principally managed by the use of position limits. Equity risk is managed through Equity Index VaR and position limits.

The VaR model was granted CAD2 recognition by the FSA in December 2007 for general market risk in London for the following risk factors:

–	Interest Rate

–	Foreign Exchange

–	Equity

It is validated by daily backtesting against observed P&L both at the total (diversified) level and at sub-portfolio levels.

Derivatives
In the normal course of business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, credit derivatives, forward foreign exchange contracts and futures. The Group uses derivatives as a risk management tool for hedging interest rate and foreign exchange rate risk.

The Group’s activity in derivatives is controlled within risk management limits set by the Board and overseen by the relevant Group Risk Committees. Details of derivative contracts outstanding at the year-end are included in Note 17.

Liquidity risk
The risk that the Group does not have sufficient financial resources to meet its obligations when they are due or will have to do so at excessive cost.

Liquidity Risk is governed by the Group Liquidity Policy Statement (GLPS) which is approved by the Board and defines the core principles for identifying, measuring, managing and monitoring liquidity risk across the Group. Detailed liquidity risk framework documents and limit structures are in place for the Group’s operations, where liquidity is managed on a group basis, and for overseas banking units subject to specific regulatory requirements. The responsibility for oversight and management of Liquidity Risk is delegated to the Group Capital Committee (GCC).

Policy is reviewed at least annually to ensure its continued relevance to the Group’s current and planned operations. Operational liquidity management is delegated to Treasury. The authority to set specific limits and guidelines and responsibility for monitoring and controlling liquidity is delegated by the GCC to the GFLC.

Notes to the Financial Statements
continued

57 Risk Management continued

The Group’s banking operations in the UK should comply with the FSA’s Sterling Stock Liquidity approach for sterling liquidity management and regulatory reporting. A key element of the FSA’s Sterling Stock Liquidity Policy is that a bank should hold a stock of high quality liquid assets that can be sold or used via repo, quickly and discreetly in order to replace funding that has been withdrawn due to an actual or perceived problem with the bank. The objective is that this stock should enable the bank to continue business, whilst providing an opportunity to arrange more permanent funding solutions. Limits on the five day sterling net wholesale outflow and the minimum level of stock liquidity have been agreed with the FSA. HBOS should also adhere to the requirements of other regulatory authorities including the Australian Prudential Regulatory Authority, the Irish Financial Regulator and the Office of the Controller of the Currency in the United States, in whose jurisdictions the Group has branches or subsidiaries.

The internal approach to liquidity management has been in place for several years, operating within regulatory requirements. The approach looks at our forecast cash flows across all currencies and at longer timeframes than the regulatory norms. At 31 December 2008, the Group’s liquidity portfolio of marketable assets was £77.3bn (2007 £67.0bn), of which £39.5bn (2007 £13.4bn) has been used for repo. The liquidity portfolio is recorded in Treasury and predominantly comprises Treasury debt securities, excluding Grampian and Landale.

The assets in the liquidity portfolio are treated in two forms. Firstly, assets which we know to be eligible under normal arrangements with the Bank of England, the European Central Bank and the Federal Reserve. Secondly, a substantial pool of high quality assets that allow us to manage through periods of stress taking into account the likely behaviours of depositors and wholesale markets. These approaches are supported by a liquidity framework that includes:

–	funding diversity criteria focusing on retail, other customer and wholesale sources;

–	sight to one week and sight to one month mismatch limits as a percentage of total wholesale funding for all major currencies and for all currencies in aggregate;

–	targets on the appropriate balance of short to medium term wholesale funding; and

–	criteria and limits on marketable assets, by asset class for Sterling, US Dollars, Euros, other currencies, and for all currencies in aggregate.

Daily monitoring and control processes are in place to address both statutory and prudential liquidity requirements. In addition the framework has two other important components:

–
Firstly, HBOS stress tests its potential cash flow mismatch position under various scenarios on an ongoing basis. The cash flow mismatch position considers on balance sheet cash flows, commitments received and granted, and material derivative cash flows. Specifically, commitments granted include the pipeline of new business awaiting completion as well as other standby or revolving credit facilities. Behavioural adjustments are developed, evaluating how the cash flow position might change under each stress scenario to derive a stressed cash flow position. Scenarios cover both HBOS name specific and systemic difficulties. The scenarios and the assumptions are reviewed at least annually to gain assurance they continue to be relevant to the nature of the business.

–
Secondly, the Group has a Liquidity Contingency Plan embedded within the Group Liquidity Policy Statement which has been designed to identify emerging liquidity concerns at an early stage, so that action can be taken to avoid a more serious crisis developing. This is achieved through the use of Early Warning Indicators (EWIs). Clear guidelines are set out for the management escalation process in the event of EWIs triggering and the actions to be taken (short and medium term), should such an event take place.

In response to the market dislocation that started in the second half of 2007 and intensified in September 2008, the Group has increased vigilance by operating under full contingency arrangements including daily monitoring of funding and liquidity positions with GCC meeting on a weekly basis to monitor and manage the Group balance sheet.

Funding
The wholesale funding capacity of the Group is dependant upon factors such as the strength of the balance sheet, earnings, asset quality, ratings and market position, as well as market sentiment and perception, most evident in share and debt price volatility.

	As at	As at
	31.12.2008	31.12.2007
	£bn	£bn
Loans and advances to customers	435.2	430.0
Customer accounts	222.3	243.2
Customer lending less customer accounts	212.9	186.8
Customer accounts as a % of loans and advances to customers	51.0%	56.6%

It has been the Group’s policy to manage its balance sheet profile to ensure customer deposits sourced outside Treasury represent a significant component of overall funding, and GFLC directs and coordinates the activities of the Divisions in raising liabilities from a range of sources.

Notes to the Financial Statements
continued

57 Risk Management continued

In order to strengthen the Group’s funding position, HBOS has over the last few years diversified its funding sources, and also lengthened the maturity profile of market sensitive funding. This has been achieved through: widening the wholesale investor base and product set; building and maintaining a term issuance programme - securitisation, covered bonds, Medium Term Note programmes; and utilising the geographic diversity of New York and Sydney as funding hubs for the Group.

The ability of the HBOS Group to access wholesale funding sources and raise retail deposits on favourable economic terms is dependent on a variety of factors, including a number outside of its control, such as general market conditions, including the state of UK and global finance markets, an increase in competitive behaviour, and confidence in the UK banking system in general or the HBOS Group in particular.

Following speculation on HBOS’s future in mid-September, the HBOS Group suffered deposit outflows, further increasing the Group’s reliance on the wholesale funding market. The majority of these deposit outflows were non-bank financial institutions and large corporates, rather than personal account customers. In recent months this position has stabilised with net inflows evident following the announcement of the proposed transaction with Lloyds TSB.

In wholesale markets, the HBOS Group has previously looked to achieve a geographically diverse investor base and product set of an appropriate maturity profile to ensure it is not overly exposed to short-term market dislocation.

As a result of the increasingly turbulent conditions in the global financial markets in the second half of 2008, there has been a significant deterioration in the inter-bank and term funding markets and a consequent material reduction in the availability of longer-term funding. As a result, HBOS has had to source more shorter-term and overnight funding, with a consequent increase of refinancing risk.

In recent months, the strain in the financial systems has increased substantially, leading to a significant tightening in market liquidity and the threat of a more marked deterioration in the global economic outlook, with a consequent increase in recourse to liquidity schemes provided by central banks. While various governments including the UK Government have taken substantial measures to ease the current crisis in liquidity, such as the measures announced in the UK on 8 October 2008 and 13 October 2008, there can be no assurance that these global measures will succeed in improving the funding and liquidity of the markets in which the major banks, including HBOS, operate.

HBOS, as a wholly owned subsidiary, will be dependent on Lloyds Banking Group for funding and expects reliance for the foreseeable future on the continued availability of central bank liquidity facilities (particularly those with the Bank of England) as well as HM Treasury’s guarantee scheme for short- and medium-term debt issuance.

The Group’s wholesale funding sources are shown in the tables below. Tables are prepared on the basis that “retail” is defined using the current statutory definition, i.e. administered rate products. Wholesale funding, when issued in a foreign currency but swapped into Sterling, is included at the swap exchanged amount. Wholesale funding is shown excluding any Repo activity and the funding raised in the names of the conduits.

Retail and wholesale funding sources		As at 31.12.2008		As at 31.12.2007
Instrument	£bn	%	£bn	%
Bank deposits	13.7	3.3	33.1	6.7
Deposits from customers	24.0	5.7	27.8	5.6
Debt securities in issue:
Certificates of deposit	51.0	12.2	63.9	12.9
MTNs issued	45.7	10.9	43.2	8.7
Covered bonds	29.1	7.0	24.4	4.9
Commercial paper	8.9	2.1	16.8	3.4
Securitisation	35.8	8.6	45.9	9.3
	170.5	40.8	194.2	39.2
Subordinated debt	22.2	5.3	18.1	3.7
Other	7.6	1.8	6.9	1.3
Total wholesale	238.0	56.9	280.1	56.5
Retail	180.1	43.1	215.4	43.5
Total group funding	418.1	100.0	495.5	100.0

		As at 31.12.2008		As at 31.12.2007
Wholesale funding – currency	£bn	%	£bn	%
US dollar	52.8	22.2	105.2	37.6
Euro	87.4	36.7	79.6	28.4
Sterling	80.1	33.7	70.3	25.1
Other	17.7	7.4	25.0	8.9
Total wholesale funding	238.0	100.0	280.1	100.0

Notes to the Financial Statements
continued

57 Risk Management continued

		As at 31.12.2008		As at 31.12.2007
Wholesale funding – residual maturity	£bn	%	£bn	%
Less than one year	119.4	50.2	166.2	59.3
One to two years	25.2	10.6	21.6	7.7
Two to five years	44.1	18.5	46.3	16.5
More than five years	49.3	20.7	46.0	16.5
Total wholesale funding	238.0	100.0	280.1	100.0

The increased use of repo activity as a funding tool has materially impacted the levels of wholesale funding shown in the tables.

The following tables reconcile wholesale figures reported above with those in the Statutory Balance Sheet.

			interest accruals	2008			interest accruals	2007
			and other	statutory			and other	statutory
	risk	repos and	accounting	balance	risk	repos and	accounting	balance
	report	conduits	adjustments	sheet	report	conduits	adjustments	sheet
Accounting classification	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Debt securities in issue	170.5	3.0	14.9	188.4	194.2	12.0	0.3	206.5
Sub debt and other	29.8		0.3	30.1	25.0		(0.7)	24.3
Deposits by customers	204.1	18.2		222.3	243.2			243.2
Bank deposits	13.7	70.9	12.6	97.2	33.1	7.8	0.6	41.5
Total	418.1	92.1			495.5	19.8

Conduits
HBOS sponsors two conduits, Grampian and Landale, which are special purpose vehicles that invest in highly rated assets and funds via the Asset Backed Commercial Paper (ABCP) market. At 31 December 2008, investments held by Grampian totalled £21.7bn and £0.7bn of assets held by Landale were consolidated. Grampian is a long established, high grade credit investment vehicle that invests in diversified asset backed securities of which over 75.9% are rated AAA by S&P and Aaa by Moody’s. Grampian has a liquidity line in place with HBOS which covers all of the assets and programme wide credit enhancement is also provided by HBOS. Grampian has been fully consolidated into the balance sheet. Landale holds both assets originated from the Group balance sheet and third party transactions. Landale has liquidity lines from HBOS and from third party banks, and therefore the former, but not the latter, are consolidated into the balance sheet.

In 2008, there have been occasions when Grampian and Landale (in respect of assets backed by HBOS liquidity lines) have declined to issue ABCP. At these times the conduits were funded through the available liquidity lines rather than through the ABCP market. At 31 December 2008 HBOS had provided funding to the Grampian and Landale conduits of £20.4bn.

General insurance & long term assurance business risks
The general insurance and long term assurance business contracts underwritten by the Group expose HBOS to both investment and insurance risk.

Insurance risk is the potential for loss, arising out of adverse claims from both life and general insurance contracts.

Investment risk is the potential for financial loss arising from the risks associated with the investment management activities of the Group. Investment risk includes market, credit and liquidity risks. The loss can be as a result of:

–	Direct risks relating to changes in the value of Group assets in support of the general insurance and long term insurance contracts;

–	Indirect risks arising from policyholder funds where the assets and policyholder liabilities are matched; and

–	Indirect risks associated with the management of assets held on behalf of third parties.

The Group Insurance Risk Committee, one of the Executive Risk Committees, considers regular reports on specified aggregate insurance risks across all of the Group’s insurance and investment businesses. It oversees the development, implementation and maintenance of the overall insurance risk management framework, covering insurance risk in each business individually, as well as in aggregate. As part of the overall Group risk management framework, the Group Insurance & Investment Risk team provides regular support to the GMRC and to the GCRC on the inter-relationship between insurance risk and investment risks (market, credit and liquidity risks respectively) arising within these businesses, and the development of appropriate policies and standards for the management of those risks.

Notes to the Financial Statements
continued

57 Risk Management continued

The majority of the Group’s long term insurance and investment contract liabilities are managed within the HBOS Insurance & Investment Division and Insight Investment with approximately 8% (2007 3%) operated by the life businesses outside the UK. Day to day management of insurance and investment risk is undertaken by management supported by specialist risk functions. Use is made of the statutory actuarial roles, both to help ensure regulatory compliance in respect of the authorised insurance companies in the Group and to help meet Group risk management standards.

Long term assurance
The insurance and investment business that is transacted by the life insurance companies within the Group comprises unit linked business, fixed benefit business (also known as non-profit business) and with-profits business (described as insurance contracts and investment contracts with discretionary participating features (DPF) written within the with-profits fund).

Several companies within the insurance and investment business transact either unit linked and/or other non profit business, but all with-profits business is underwritten by Clerical Medical Investment Group Limited (Clerical Medical), a subsidiary of HBOS Financial Services Limited.

The key characteristics of long term assurance that give rise to insurance and investment risk are its long term nature, the guarantees provided to policyholders, the dependency on the performance of investment markets and the extent to which assets backing the contractual liabilities are matched.

The quality, mix and volume of business have a significant influence on the extent of insurance and investment risk assumed by the Group and resulting profits. The quality of business written is influenced by variations in product terms as well as the average premium size, age and term profile within the particular products. Accordingly, the mix in products written may impact profitability, depending on the nature, extent and profitability of new business in addition to existing business. This risk is managed through the application of clear pricing policies that require full financial assessment for each new product, incorporating consideration of expected hurdle rates of return.

Additionally, variations in administration and development costs may impact the available profit margin within the product charges. To manage this risk, there is a regular process of expense budgeting and reporting with appropriate targets set for new insurance and investment products that are developed.

The risks associated with particular sections of the long term assurance business are set out below.

Unit linked funds
For unit linked funds, including consolidated collective investment schemes, which comprise 79% (2007 77%) of the Group’s long term insurance and investment contract liabilities, investors bear the investment risk, with changes in the underlying investments being matched by changes in the underlying contract liabilities. Similarly, the Group manages a number of collective investment schemes where the investors bear the investment risks. The investor selects from a range of investment opportunities available from the Group in accordance with their personal risk appetite and circumstances.

On a day to day basis, cash outflows which are necessitated by investors withdrawing their funds are generally met by cash inflows from new investors. In circumstances where funds are contracting, or to meet unusually high levels of withdrawals, the Group sells assets in the fund in order to meet the cash demands with any dealing costs charged to the underlying unit linked fund and consequently the policyholders. The underlying assets in the unit linked funds are subject to credit and market risks in the form of interest rate, equity prices, foreign exchange and other market risks depending on the fund, including movement in property values. These changes are matched by changes in the unit linked liabilities. Accordingly, the Group is not directly exposed to significant liquidity, credit or market risks, although the investors’ benefits will vary as a consequence. Decreases in the capital value of unit linked funds (as a result of falls in market values of equities, property or fixed interest assets) will however reduce the future annual investment management charges that will be earned from unit linked business. The Group estimates that if the capital value of the unit linked funds, excluding consolidated collective investment schemes, classified as investment contracts had been reduced, on average by 10% for the year, the profit before tax for the year would have decreased by £20m (2007 £22m). For unit linked contracts with DPF the Group has considered the sensitivities to a number of risks in Note 28 to the Financial Statements.

Unit linked products provide some discretion for variation in annual administration charges, and therefore management of variations in expenses may be achieved through variation in charges.

An additional risk the Group faces in respect of unit linked business is the risk that increases to surrender rates for both insurance and investment contracts reduces the value of future investment management charges. Actions to control and monitor this risk include charges applicable on some products where the investor surrenders early, regular experience monitoring, consideration of the sensitivity of product profitability to levels of lapse rates at the product development stage; and initiatives within the relevant businesses to encourage customer retention.

Non-profit business
The Group has a diversified portfolio of life insurance and annuity policies within its portfolio of non-profit insurance contracts, which includes the insurance risk component of unit linked policies classified as insurance contracts. The principal investment risk in respect of the non-profit business is interest rate risk which arises because assets and liabilities may exhibit differing changes in value as a result of changes in interest rates. This may potentially impact on the results and the capital position.

Notes to the Financial Statements
continued

57 Risk Management continued

The investment risk also includes the risk of increases in corporate bond yield spreads over government risk free yields or the ratings downgrade of certain securities, both of which reduce the capital value of the bonds. These risks are controlled by processes carried out to help ensure an appropriate level of matching is maintained in the funds so that changes in fixed interest assets backing the non-profit business are substantially mitigated by offsetting changes in liabilities (as the discount rate used in valuing the liabilities is linked to that of the matching assets). These processes include the use of and monitoring against fund mandates.

The ultimate amounts payable under these policies are sensitive to general trends in mortality rates. For annuitants comprising 3% (2007 3%) of the Group’s long term insurance and investment contract liabilities, there is a risk that increases to life expectancy through medical advances will prove greater than that anticipated. For protection business, the risk is that an unforeseen event such as a natural disaster will cause a material increase in death rates. The extent of the Group’s exposure to insurance risks is set out in Note 30 to the Financial Statements.

With-profits fund
The insurance and investment business includes the Clerical Medical With-Profits Fund which comprises 17% (2007 17%) of the Group’s long term insurance and investment contract liabilities. The with-profits fund takes some investment risks with the aim of enhancing policyholder returns but aims to limit payouts to policyholders to that supportable by the with-profits fund’s assets.

For ‘unitised’ with-profits contracts the Group receives an annual management charge. For ‘traditional’ with-profits contracts, which form the minority of the with-profits fund business, the Group receives one ninth of bonuses declared to policyholders as long as there is a distributable surplus within the fund.

Ordinarily, variations in the capital value of the fund’s assets would result in variations in the level of benefits available to the with-profits contract holders and accordingly a variation in the insurance and investment contracts with DPF liabilities. Included in the with-profits fund are certain contracts with minimum payment guarantees at certain policy durations and on death. Of these with-profits contracts issued between 1997 and 2001, a significant proportion have guaranteed benefits which are in the money at the balance sheet date.

The costs of meeting these guarantees, up to a certain level, are met by charges to the benefits for all with-profits contract policyholders. The amount of these guaranteed benefits, net of charges to be levied on policyholder funds, was less than 2% (2007 1%) of the Group’s long term insurance and investment contract liabilities at the balance sheet date. Above this level the costs are met by the free assets of the fund (the assets maintained in the fund which are not held to meet contractual liabilities). There remains a risk that Clerical Medical may suffer an additional charge in exceptional circumstances where even after management action, the fund is unable to meet the costs of guarantees within the fund. This is set out in the Principles and Practices of the With-Profits Fund, available from the Clerical Medical Investment Group website (www.clericalmedical.co.uk).

As well as pooling of risks, the other important measures in controlling the investment risk within the with-profits fund include having agreed management actions to adjust the nature and extent of investment exposure in response to certain investment conditions; by recognising and holding appropriate levels of risk capital; by restricting holdings to assets which meet admissibility criteria; and by using derivative strategies to reduce downside risk.

Accordingly, the insurance and other investment risks (credit, liquidity and market risks) within the with-profits fund are generally expected to be borne by the with-profits insurance and investment contracts with DPF policyholders except in extreme scenarios. The sensitivity of the Group result to certain changes in key variables relating to insurance and investment contracts with DPF within the with-profits fund have been included in Note 30 to the Financial Statements.

Additionally, in order to demonstrate the sensitivity of the with-profits fund to certain key market variables, and consequently the ability of the with-profits fund to meet its policyholders’ expectations, the Group has set out a sensitivity analysis of unallocated divisible surplus in Note 32 to the Financial Statements.

General insurance
For general insurance household contracts the most significant risks to claims experience arise from weather events. For repayment insurance contracts the most significant risks arise from changes in economic conditions.

The Group manages its exposure to insurance risk through a strategy which includes limitation of the nature of the risks underwritten and allowance within the price charged for the underlying risks. This allowance for risks is based on both external information and HBOS’s own experience data. For all classes of insurance there are pricing models that are regularly adjusted for actual claims experience. For household insurance the Group limits its exposure to large weather events through the use of reinsurance. Any reinsurance purchased must have a minimum credit rating, and if that rating is breached no further business is placed with that provider.

The majority of claims are reported and settled within 12 months and generally there is limited reserving uncertainty for events before the balance sheet date.

For some renewable contracts (household, travel and some repayment insurance), the longer term exposure to risk is managed in conjunction with the ability to re-price contracts to take account of changes in the level of risk within those contracts.

Set out in Note 30 to the Financial Statements are the Group’s general insurance claim provisions by policy type.

Notes to the Financial Statements
continued

58 Post balance sheet events

a) Lloyds Banking Group
On 18 September 2008, with the support of the UK Government, the boards of HBOS plc (HBOS) and Lloyds TSB Group plc (Lloyds TSB) announced that they had reached agreement on the terms of the recommended acquisition of HBOS by Lloyds TSB. The terms of the acquisition were subsequently amended, as announced on 13 October 2008, at the same time as the announcement of the participation by HBOS and Lloyds TSB in the Government’s action plan to recapitalise some of the major UK banks. The acquisition was to be implemented by means of a scheme of arrangement with a separate scheme of arrangement in relation to preference shares, under sections 895 to 899 of the Companies Act 2006.

On 12 January 2009 the Court of Session in Edinburgh, Scotland made an order sanctioning the scheme of arrangement for the acquisition and the preference share scheme of arrangement. The last day of trading in HBOS ordinary and preference shares was 14 January 2009.

On 15 January 2009 HBOS raised £11.5bn of capital (before costs and expenses) through the issue of £8.5bn of new ordinary shares under a placing with HM Treasury subject to clawback by existing shareholders, and an issue to HM Treasury of £3bn of new preference shares. Lloyds TSB raised £4.5bn (before costs and expenses) through an issue of £3.5bn of new ordinary shares under a placing with HM Treasury subject to clawback by existing shareholders, and an issue to HM Treasury of £1bn of new preference shares.

On 16 January 2009 the Lloyds TSB acquisition of HBOS completed following final court approval and Lloyds TSB was renamed Lloyds Banking Group plc. The exchange of HBOS shares for Lloyds Banking Group shares took place at an exchange ratio of 0.605 of a new Lloyds Banking Group share for every one HBOS share held. As a result, the UK Government through HM Treasury owned approximately 43.4% of the enlarged ordinary share capital of Lloyds Banking Group. In addition, each class of preference share issued by HBOS, including the preference shares issued to HM Treasury in the capital raising was replaced with an equal number of new Lloyds Banking Group preference shares.

HBOS ordinary and preference shares were de-listed from the Official List of UK Listing Authority and admission to trading on the London Stock Exchange was cancelled on 19 January 2009 when trading in the new Lloyds Banking Group shares commenced.

b) Other
As a result of the acquisition of the Group by Lloyds TSB, some of the share schemes vested in the period between 12 January 2009, being the date when the acquisition was approved by the Court of Session, and 16 January 2009, the completion of the acquisition itself. The remainder of the share schemes will roll over into new Lloyds Banking Group shares. These will continue until their original maturity date. As a non adjusting post balance sheet event there is no accounting impact on the primary statements as at 31 December 2008.

59 Ultimate Parent Undertaking

From 16 January 2009, HBOS plc’s ultimate parent undertaking and controlling party is Lloyds Banking Group plc (formerly Lloyds TSB Group plc) which is incorporated in Scotland. Lloyds Banking Group plc will produce consolidated accounts for the year ended 31 December 2009. Copies of the annual report and accounts of Lloyds TSB Group plc for the year ended 31 December 2008 may be obtained from Lloyds Banking Group’s head office at 25 Gresham Street, London EC2V 7HN.

Copies of the annual report and accounts of HBOS plc for the year ended 31 December 2008 may be obtained from HBOS plc’s registered office at The Mound, Edinburgh, EH1 1YZ, or downloaded via www.lloydsbankinggroup.com.

Registered Number:

SC218813